UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. June 5, 2020.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the three months ended March 31, 2020, the Spanish version of which was filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on May 19, 2020.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the period ended

March 31,2020

Sociedad Química y Minera de Chile S.A. and Subsidiaries

In Thousands of United States Dollars

This document includes:

-	Consolidated Interim Classified Statements of Financial Position
-	Consolidated Interim Statements of Income
-	Consolidated Interim Statements of Comprehensive Income
-	Consolidated Interim Statements of Cash Flows
-	Consolidated Interim Statements of Changes in Equity
-	Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statement March 31, 2020

Table of Contents –Consolidated Financial Statements

Consolidated Interim Classified Statements of Financial Position	1
Consolidated Interim Classified Statements of Financial Position	2
Consolidated Interim Statements of Comprehensive Income (Unaudited)	4
Consolidated Interim Statements of Cash Flows (Unaudited)	5
Consolidated Interim Statements of Changes in Equity (Unaudited)	7

Notes to the Consolidated Interim Financial Statement March 31, 2020

Notes to the Consolidated Interim Financial Statement March 31, 2020

Notes to the Consolidated Interim Financial Statement March 31, 2020

Notes to the Consolidated Interim Financial Statement March 31, 2020

Notes to the Consolidated Interim Financial Statement March 31, 2020

Consolidated Interim Classified Statements of Financial Position

ASSETS	Note N°	As of March 31, 2020 (Unaudited)	As of December 31, 2019 (Audited)
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	11.1	727,599	588,530
Other current financial assets	14.1	677,742	505,490
Other current non-financial assets	18	40,044	50,552
Trade and other receivables, current	14.2	360,625	399,142
Trade receivables due from related parties, current	13.5	65,456	61,227
Current inventories	12	1,041,387	983,338
Current tax assets	32.1	106,208	91,433
Total current assets other than those classified as held for sale or disposal		3,019,061	2,679,712
Non-current assets or groups of assets classified as held for sale	33	1,711	2,454
Total non-current assests held for sale		1,711	2,454
Total current assets		3,020,772	2,682,166

Non-current assets
Other non-current financial assets	14.1	4,142	8,778
Other non-current non-financial assets	18	19,299	19,729
Trade receivables, non-current	14.2	1,764	1,710
Investments classified using the equity method of accounting	9.1-10.3	106,293	109,435
Intangible assets other than goodwill	16.1	187,876	188,358
Goodwill	16.1	34,726	34,726
Property, plant and equipment	17.1	1,591,501	1,569,906
Right-of-use assets	15.1	35,052	37,164
Tax assets, non-current	32.1	32,179	32,179
Total non-current assets		2,012,832	2,001,985
Total assets		5,033,604	4,684,151

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Consolidated Interim Classified Statements of Financial Position

Liabilities and Equity	Note N°	As of March 31, 2020 (Unaudited)	As of December 31, 2019 (Audited)
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	14.4	460,048	291,128
Lease liabilities, current	15.2	7,520	7,694
Trade and other payables, current	14.5	171,183	205,790
Trade payables due to related parties, current	13.6	303	475
Other current provisions	20.1	83,109	110,565
Current tax liabilities	32.2	22,244	17,874
Provisions for employers benefits, current	19.1	11,200	16,387
Other current non-financial liabilities	20.3	176,614	126,899
Total current liabilities		932,221	776,812
Non-current liabilities
Other non-current financial liabilities	14.4	1,712,312	1,488,723
Lease liabilities, non-current	15.2	28,376	30,203
Trade and other payables,non-current	14.5	21,168	-
Other non-current provisions	20.1	34,749	34,690
Deferred tax liabilities	32.3	168,336	183,411
Provisions for employers benefits, non-current	19.1	25,999	35,840
Total non-current liabilities		1,990,940	1,772,867
Total liabilities		2,923,161	2,549,679

Equity
Equity attributable to owners of the Parent	21
Share capital		477,386	477,386
Retained earnings		1,623,104	1,623,104
Other reserves		(34,629)	(14,223)
Equity attributable to owners of the Parent		2,065,861	2,086,267
Non-controlling interests		44,582	48,205
Total equity		2,110,443	2,134,472
Total liabilities and equity		5,033,604	4,684,151

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Consolidated Interim Statements of Income (Unaudited)

Consolidated Interim Statements of Income	Note N°	For the period from January to March of the year
		2020	2019
		ThUS$	ThUS$
Revenue	27.1	392,037	504,238
Cost of sales	27.2	(284,292)	(358,741)
Gross profit		107,745	145,497
Other income	27.3	2,243	6,313
Administrative expenses	27.4	(24,533)	(26,505)
Other expenses by function	27.5	(4,527)	(7,974)
Impairment of financial assests and reversal of impairment losses	27.7	1,769	554
Other gains (losses)	27.6	699	124
Profit from operating activities		83,396	118,009
Finance income		6,761	5,925
Finance costs	27.9-29	(23,067)	(18,330)
Share of profit of associates and joint ventures accounted for using the equity method	9.1-10.3	1,618	3,406
Foreign currency translation differences	30	(2,661)	3,845
Profit before taxes		66,047	112,855
Income tax expense	32.3	(20,592)	(31,871)
Profit		45,455	80,984

Profit attributable to:		45,455	80,984
Profit attributable to Owners of the Parent		44,987	80,533
Profit attributable to Non-controlling interests		468	451
		45,455	80,984

Earnings per share	Note N°	For the period from January to March of the year
		2020	2019
		ThUS$	ThUS$
Common shares
Basic earnings per share (US$ per share)	22	0.1709	0.3060
Diluted common shares
Basic earnings per share (US$ per share)	22	0.1709	0.3060

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Consolidated Interim Statements of Comprehensive Income (Unaudited)

Consolidated Interim Statements of Comprehensive Income	Note N°	For the period from January to March of the year
		2020	2019
		ThUS$	ThUS$
Profit for the year		45,455	80,984
Other comprehensive income
Items of other comprehensive income that will be not reclassified to profit for the year, before taxes
Other comprehensive income, before taxes, gains (losses) from new measurements of defined benefit plans		(280)	(657)
Gains (losses) from financial assets measured irrevocably at fair value through other comprehensive income		(1,994)	202
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes		(2,274)	(455)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange gains I(losses)		(6,455)	607
Gain (loss) from cash flow hedges		(18,440)	2,332
Total other comprehensive income that will be reclassified to profit for the year		(24,895)	2,939
Other items of other comprehensive income before taxes		(27,169)	2,484
Income taxes related to items of other comprehensive income that will be not reclassified to profit for the year
Income tax (benefit) expense related to financial assets measured irrevocably at fair value through other comprehensive income		538	(54)
Income tax expense related to measurements of defined benefit plans through other comprehensive income		78	171
Total income tax relating to components of other comprehensive income that will be not reclassified to profit (loss) for the year		616	117
Income tax relating to components of other comprehensive income (loss) that will be reclassified to profit for the year
Income tax benefit related to cash flow hedges		4,979	-
Total income tax relating to components of other comprehensive income that will be reclassified to profit (loss) for the year		4,979	-
Total other comprehensive income		(21,574)	2,601
Total comprehensive income		23,881	83,585
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent		22,973	83,183
Comprehensive income attributable to non-controlling interest		908	402
		23,881	83,585

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Consolidated Interim Statements of Cash Flows (Unaudited)

Consolidated Interim Statements of Cash Flows	Note N°	For the period from January to March of the year
		2020	2019
		ThUS$	ThUS$
Cash flows from (used in) operating activities
Classes of revenue from operating activities
Cash receipts from sales of goods and rendering of services		466,548	494,936
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		1,051	139
Charges derived from sub-leases		58	77
Classes of Paymentes
Cash payments to suppliers for the provision of goods and services		(435,610)	(399,325)
Payment for variable leases		(36)	(274)
Other payments related to operating activities		(8,536)	(5,841)
Net cash generated from operating activities		23,475	89,712
Dividends received		3,078	1,753
Interest paid		(11,694)	(15,267)
Interest paid on lease liability		(341)	(344)
Interest received		5,191	3,754
Income taxes paid		(39,580)	(37,330)
Other incomes (outflows) of cash (1)		33,858	35,596
Net cash generated from (used in) operating activities		13,987	77,874
Cash flows from (used in) investing activities
Proceeds from the sale of property, plant and equipment		23	215
Payments made to acquire interest in joint ventures		(1,432)	-
Acquisition of property, plant and equipment		(74,026)	(66,530)
Proceeds from sales of intangible assets		78	18,605
Payments related to futures, forward options and swap contracts		(576)	-
Purchases of intangible assets		446	(216)
Other inflows (outflows) of cash (2)		(181,760)	14,794
Net cash generated from (used in) investing activities		(257,247)	(33,132)

(1) Other inflows (outflows) of cash from operating activities include increases (decreases) net of value added tax. Banking expenses, expenses associated with obtaining loans and taxes associated with interest payments.

(2) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Consolidated Interim Statements of Cash Flows (Unaudited)

		For the period from January to March of the year
Consolidated Interim Statements of Cash Flows	Note N°	2020	2019
		ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Repayment of lease liabilities		(2,001)	(1,378)
Proceeds from long-term loans		400,000	-
Repayment of borrowings		(7,506)	(52)

Net cash generated from (used in) financing activities		390,493	(1,430)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		147,233	43,312

Effects of exchange rate fluctuations on cash held		(8,164)	3,393
Net (decrease) increase in cash and cash equivalents		139,069	46,705

Cash and cash equivalents at beginning of period		588,530	556,066
Cash and cash equivalents at end of period	11	727,599	602,771

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Consolidated Interim Statements of Changes in Equity (Unaudited)

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation difference reserves	hedge reserves	Reserve for gains and losses from financial assets measured	Actuarial gains losses from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2020	477,386	(25,745)	7,196	(270)	(9,490)	14,086	(14,223)	1,623,104	2,086,267	48,205	2,134,472
Profit for the year	-	-	-	-	-	-	-	44,987	44,987	468	45,455
Other comprehensive income	-	(6,879)	(13,461)	(1,456)	(218)	-	(22,014)	-	(22,014)	440	(21,574)
Comprehensive income	-	(6,879)	(13,461)	(1,456)	(218)	-	(22,014)	44,987	22,973	908	23,881
Dividends (1)	-	-	-	-	-	-	-	(44,987)	(44,987)	(2,252)	(47,239)
Other increases (drecreases) in equity	-	-	-	-	-	1,608	1,608	-	1,608	(2,279)	(671)
Total changes in equity	-	(6,879)	(13,461)	(1,456)	(218)	1,608	(20,406)	-	(20,406)	(3,623)	(24,029)
Equity as of March 31, 2020	477,386	(32,624)	(6,265)	(1,726)	(9,708)	15,694	(34,629)	1,623,104	2,065,861	44,582	2,110,443

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation difference reserves	hedge reserves	Reserve for gains and losses from financial assets measured	Actuarial gains losses from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2019	477,386	(26,307)	7,971	(1,111)	(6,884)	11,332	(14,999)	1,623,104	2,085,491	52,311	2,137,802
Profit for the year	-	-	-	-	-	-	-	80,533	80,533	451	80,984
Other comprehensive income	-	656	2,332	147	(485)	-	2,650	-	2,650	(49)	2,601
Comprehensive income	-	656	2,332	147	(485)	-	2,650	80,533	83,183	402	83,585
Dividends (1)	-	-	-	-	-	-	-	(80,533)	(80,533)	(4,260)	(84,793)
Other increases (drecreases) in equity	-	-	-	-	-	-	-	-	-	-	-
Total changes in equity	-	656	2,332	147	(485)	-	2,650	-	2,650	(3,858)	(1,208)
Equity as of March 31, 2019	477,386	(25,651)	10,303	(964)	(7,369)	11,332	(12,349)	1,623,104	2,088,141	48,453	2,136,594

(1)	See Note 21.6

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Glossary

The Following capitalized terms un these notes will have the following meaning:

“ADS’’ American Depositary Shares;

“CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“CCHEN’’ Chilean Nuclear Energy Commission;

“CCS’’ cross currency swap;

“CINIIF’’ International Financial Reporting Interpretations Committee;

“CMF’’ Financial Market Commission;

“Directors’ Committee” The Company’s Directors’ Committee;

“Corporate Governance Committee’’ The Company’s Corporate Governance Committee;

“Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee;

“Lease Agreement’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;

“CORFO” Chilean Economic Development Agency;

“DCV’’ Central Securities Depository;

“DGA’’ General Directorate of Water Resources;

“Board” The Company’s Board of Directors;

“DOJ’’ United States Department of Justice;

“Dolar’’ “USD’’ o “US$’’ Dollars of the United States of America;

“DPA’’ Deferred Prosecution Agreement;

“EIEP’’ Passive foreign investment company;

“United States” United States of America;

“FCPA’’ Foreign Corrupt Practices Act of the USA;

“Management’’ the Company’s management;

"SQM Group'' The corporate group composed of the Company and its subsidiaries

"Pampa Group'' Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;

“IASB’’International Accounting Standards Board;

“SSI’’ Staff severance indemnities;

Notes to the Consolidated Interim Financial Statement March 31, 2020

“IFRIC’’ International Financial Reporting Interpretations Committee;

“IPC” Consumer Price Index;

“IRS” interest rate swap;

“Securities Market Law” Securities Market Law No. 18,045;

"Corporate Law'' Ley 18,046 on corporations;

"ThUS$'' thousands of Dollars;

"MUS$'' millions of Dollars;

“IAS” International Accounting Standard;

“IFRS” International Financial Reporting Standard;

“Pesos’’ “Ch$” o “CLP” Chilean pesos, legal tender in Chile;

“SEC’’ Securities and Exchange Commission;

“Sernageomin’’ National Geology and Mining Service;

“SIC’’ Standard Interpretations Committee;

“SII” Chilean Internal Revenue Service;

“SMA” Environmental Superintendant's Office;

“Company” Sociedad Química y Minera de Chile S.A.;

“SQM Industrial’’ SQM Industrial S.A.;

“SQM NA’’ SQM North America Corporation;

“SQM Nitratos’’ SQM Nitratos S.A.;

“SQM Potasio’’ SQM Potasio S.A.;

“SQM Salar’’ SQM Salar S.A.;

“Tianqi’’ Tianqi Lithium Corporation; and

“UF’’ Unidad de Fomento (a Chilean Peso based inflation indexed currency unit).

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 1    Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. is an open stock corporation founded under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992, SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +(56 2) 2425-2000.

The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

-        1700 (Mining)

-        2200 (Chemical products)

-        1300 (Investment)

1.4	Description of the nature of operations and main activities

The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.

(a)	Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

(b)	Iodine: The Company produce iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

(c)	Lithium: The Company produces of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives, We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Notes to the Consolidated Interim Financial Statement March 31, 2020

(d)	Industrial chemicals: The Company produce three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses.

(e)	Potassium: The Company produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

(f)	Other products and services: The Company also sell other fertilizers and blends, some of which we do not produce. Mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce (Centro de Arbitrajes y Mediación de la Cámara de Comercio de Santiago) and other cases related to it.

The agreement signed in January 2018, includes Important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. Regarding lithium carbonate, the former rate of 6.8% on FOB sales was changed to the following structure of progressive rates based on the final sale price:

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.80%
$4,000 - $5,000	8.00%
$5,000 - $6,000	10.00%
$6,000 - $7,000	17.00%
$7,000 - $10,000	25.00%
> $10,000	40.00%

See Note 27.2 for the disclosure of lease payments made to CORFO for all periods presented.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Regarding potassium chloride, the former rate of 1.8% on FOB sales was changed to the following structure of progressive rates based on the final sale price:

Price US$/MT Li2CO3	Lease payment rate
$0 - $300	3.00%
$300 - $400	7.00%
$400 - $500	10.00%
$500 - $600	15.00%
> $600	20.00%

Similarly, the lease rates associated with the other products (lithium hydroxide, potassium sulfate and others) shall have similar changes to those described in the previous products.

SQM Salar commits to contribute between US$ 10.8 million and US$ 18.9 million per year to research and development efforts, between US$ 10 to US$ 15 million per year to the communities in close proximity to the Salar de Atacama, and 1.7% of total annual sales of SQM Salar to regional development.

1.5	Other background

(a)	Staff

As of March 31, 2020, and December 31, 2019, the workforce was as follows:

	As of March 31, 2020			As of december 31, 2019
Employees	S.Q.M S.A.	other subsidiaries	Total	S.Q.M S.A.	other subsidiaries	Total
Executives	30	93	123	30	91	121
Professionals	110	1,210	1,320	110	1,170	1,280
Technicians and operators	282	3,568	3,850	282	3,481	3,763
Foreign employees	17	518	535	17	560	577
Overall total	439	5,389	5,828	439	5,302	5,741

Notes to the Consolidated Interim Financial Statement March 31, 2020

(b)	Main shareholders

As of March 31, 2020, there were 1,380 shareholders.

following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of March 31, 2020 and December 31, 2019, in line with information provided by the DCV. The following table presents the information about the beneficial ownership of Series A and Series B shares of the Company as of March 31, 2020 and December 31, 2019, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchanges. whose main shareholders are the following:

Shareholder as of march 31 2020	No. of Series A with ownership	% of Serie A shares	No. of Series B with ownership	% of Serie B shares	% of total shares
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	23.77%
Sociedad de Inversiones Pampa Calichera S.A. (2)	44,894,152	31.43%	922,971	0.77%	17.41%
The Bank of New York Mellon, ADRs	-	-	41,596,285	34.56%	15.80%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.91%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	-	3.34%
Banco Itau por Cuenta de Inversionistas extranjeros	-	-	7,289,007	6.06%	2.77%
Banco de Chile por Cuenta de Terceros no Residentes	-	-	6,179,020	5.13%	2.35%
Banco Santander por cuenta de inversionistas extranjeros	-	-	6,547,872	5.44%	2.49%
Euroamerica C de B S. A.	2,510	-	3,640,894	3.02%	1.38%
Banchile C de B S. A.	464,148	0.32%	4,016,027	3.34%	1.70%
Inversiones la Esperanza de Chile Limitada	4,147,263	2.90%	46,500	0.04%	1.59%
Bolsa de comercio de Santiago Bolsa de valores	65,512	0.05%	5,606,038	4.66%	2.15%

(1) As reported by DCV, which records the Company's shareholders' register as of March 31, 2020 and December 31, 2019, Inversiones TLC SpA, a subsidiary of Tianqi, is the direct owner of 62,556,568 shares of SQM equivalent to 23.77% of SQM’s shares'' According to information provided to the CMF by Inversiones TLC SpA dated December 5, 2018, Inversiones TLC SpA owns 25.86% of SQM’s shares.

(2) Total Sociedad de Inversiones Pampa Calichera S.A. 57,235,201 Series A and B shares; 11,418,078 Series B shares are held by different brokers.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Shareholder as of december 31, 2019	No. of Series A with ownership	% of Serie A shares	No. of Series B with ownership	% of Serie B shares	% of total shares
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	23.77%
Sociedad de Inversiones Pampa Calichera S.A.	44,894,152	31.43%	3,793,154	3.15%	18.50%
The Bank of New York Mellon, ADRs	-	-	38,311,788	31.83%	14.56%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.91%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	-	3.34%
Banco Itau por Cuenta de Inversionistas extranjeros	-	-	7,373,216	6.13%	2.80%
Banco de Chile por Cuenta de Terceros no Residentes	109	-	6,842,746	5.68%	2.60%
Banco Santander por cuenta de inversionistas extranjeros	-	-	6,618,416	5.50%	2.51%
Euroamerica C de B S. A.	3,056	-	4,863,467	4.04%	1.85%
Banchile C de B S. A.	491,729	0.34%	4,285,696	3.56%	1.82%
Inversiones la Esperanza de Chile Limitada	4,147,263	2.90%	46,500	0.04%	1.59%
Bolsa de comercio de Santiago Bolsa de valores	30,590	0.02%	3,077,930	2.56%	1.18%

(1) As reported by DCV, which records the Company's shareholders' register as of March 31, 2020 and December 31, 2019, Inversiones TLC SpA, a subsidiary of Tianqi, is the direct owner of 62,556,568 shares of SQM equivalent to 23.77% of SQM’s shares'' According to information provided to the CMF by Inversiones TLC SpA dated December 5, 2018, Inversiones TLC SpA owns 25.86% of SQM’s shares.

(2) Total Sociedad de Inversiones Pampa Calichera S.A. 57,235,201 Series A and B shares; 8,547,895 Series B shares are held by different brokers

1.6	Covid-19

In January 2020 the World Health Organization deemed COVID-19 a global pandemic. In March 2020, the Chilean Ministry of Health (Ministerio de Salud) declared a nationwide State of Emergency. As a precaution, our management has implemented several measures to help reduce the speed at which the coronavirus spreads, including measures to mitigate the spread in the workplace, significant reductions in employee travel and a mandatory quarantine for people who have arrived from high risk destinations, in consultation with governmental and international health organization guidelines, and will continue to implement measures consistent with evolving coronavirus situation.

On March 16, the Company reported on various points in relation to the outbreak of the COVID-19 virus and its being declared to be a global pandemic by the World Health Organization.

(1)	Regarding the financial and operational effects that this situation could mean for the Company, it is worth noting that the Company sells its products worldwide, with Asia, Europe and North America being its main markets. Border closures, decrease in commercial activity and difficulties and disruptions in the supply chains in the markets in which we sell have impacted our ability to fulfill our previous sales volume estimates for the first quarter, with the main impact so far being a reduction of approximately 2,000 metric tons of lithium sales volumes in China. For the rest of the year, the impact on our sales volumes and average prices will depend on the duration of the Virus in different markets, the efficiency of the measures implemented to contain the spread of the Virus in each country and fiscal incentives that may be implemented in different jurisdictions to promote economic recovery.

For now, our operations have not seen any material impacts related to the outbreak of COVID-19 virus. We have taken measures to mitigate the impacts of this health emergency on our employees and limit the impact it could have on our operations (described below in point 2)

Notes to the Consolidated Interim Financial Statement March 31, 2020

(2)	Regarding the measures that management has adopted or intends to adopt to mitigate possible financial and/or operational effects, we inform that the Company has implemented a series of measures in its operations in Chile and abroad that seek to protect its workers and reduce the speed at which the Virus spreads. The measures adopted by the Company are:

(a)	The flexibility of the working day, arrival and departure times, together with the incentive to work from home in those cases where this is possible.

(b)	Avoidance of crowds, seminars and large meetings in the Company´s offices and operating facilities

(c)	Avoidance of crowds, seminars and large meetings in the Company´s offices and operating facilities

(d)	Significant reduction in domestic and international travel, along with obligatory quarantine for people who have arrived from high risk destinations.

(3)	Regarding the existence of committed insurance and its level of coverage, we inform that as of today, we have not identified any events which would trigger coverage from the insurance policies that the Company has contracted.

(4)	Finally, we hereby inform that we do not currently have any other information that management believes is relevant to provide.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 2    Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

(a)	Consolidated Interim Statements of Financial Position as of March 31, 2020 and December 31, 2019.
(b)	Consolidated Interim Statements of Income for the periods between January 1, and March 31,2020 and 2019.
(c)	Consolidated Interim Statements of Comprehensive Income for periods between January 1, and March 31,2020 and 2019.
(d)	Consolidated Interim Statements of Changes in Equity for the periods ended March 31, 2020 and 2019.
(e)	Consolidated Interim Statements of Direct-Method Cash Flows for the periods ended March 31, 2020 and 2019.

2.2	Consolidated financial statements

The consolidated interim financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries were prepared in accordance with la IAS 34 “Interim Financial Reporting”.

These consolidated interim financial statements fairly reflect the Company’s financial position, as of March 31, 2020 and, the comprehensive results of operations, changes in equity and cash flows occurring for the periods ended March 31, 2020 and, 2019.

The consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2019.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

Pursuant to CMF requirements, on March 31, 2020 the effects related to the application of IFRS 16 “Leases” are presented in separate items and the following reclassifications have been made with respect to the information reported on December 31, 2019 to ensure a consistent presentation between periods, which are considered not significant for the previously issued financial statements. See Note 4.

Items	Original balances reported as of December 31, 2019	Reclassification	Balances reclassified as of March 31, 2020
	ThUS$	ThUS$	ThUS$
Property, plant and equipment (net)	1,607,070	(37,164)	1,569,906
Right-of-use assets	-	37,164	37,164
Other current financial liabilities	298,822	(7,694)	291,128
Lease liabilities, current	-	7,694	7,694
Other non-current financial liabilities	1,518,926	(30,203)	1,488,723
Lease liabilities, non-current	-	30,203	30,203

Notes to the Consolidated Interim Financial Statement March 31, 2020

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

(a)	Inventories are recorded at the lower of cost and net realizable value.
(b)	Financial derivatives at fair value.
(c)	Certain financial investments classified as available for sale measured at fair value with an offsetting entry in other comprehensive income.

2.4	Accounting pronouncements

New accounting pronouncements

(a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2020:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 1 “Presentation of Financial Statements” and “IAS 8” Accounting Policies, Changes in Accounting Estimates and Errors - Published in October 2018	This amendment establishes a consistent definition of materiality in all the IFRCs and the Conceptual Framework for Financial Information; it clarifies the explanation of the definition of material; and it incorporates some of the guidelines in IAS 1 on immaterial information.	01-01-2020
Amendment to IFRS 3 “Definition of a Business” - Published in October 2018	This amendment revises the definition of a business. Based on the feedback received by the IASB, the application of the current guidance is frequently seen as too complex, and results in too many transactions that qualify as business combinations.	01-01-2020
Amendments to IFRS 9, IAS 39 and IFRS 7 “Reform to the referential interest rate” Published in September 2019	These amendments provide certain simplifications in relation to the reform to the referential interest rates. These simplifications relate to hedge accounting and affect the IBOR reform, which generally shouldn’t result in the finalization of hedge accounting. However, any hedge ineffectiveness should continue to be recorded in the results.	01-01-2020

Management considers that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the company’s consolidated financial statements.

Notes to the Consolidated Interim Financial Statement March 31, 2020

(b)	Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2020 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 1 “Presentation of financial statements” on classification of liabilities	These limited scope amendments of IAS 1 “Presentation of financial statements” clarify that the liabilities will be classified as current or non-current depending on the rights that exist at the close of the reporting period. The classification is not affected by the expectations of the entity or the events subsequent to the report date (for example, the receipt of a waiver or noncompliance with the pact). The amendment also clarifies what IAS 1 means when referring to “liquidation” of a liability.	01-01-2022

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”, Published in September 2014	These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not), A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.	undeterminated

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

Notes to the Consolidated Interim Financial Statement March 31, 2020

2.5	Basis of consolidation

(a)           Subsidiaries

The Company established control as the basis of consolidation of its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when this control is lost.

Subsidiaries are consolidated through a line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.

Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the SQM Group or until the date when this control ends, as relevant.

To account for an acquisition, of a business the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

Notes to the Consolidated Interim Financial Statement March 31, 2020

(b)	Companies included in consolidation:

				Ownership interest
		Country of	Functional	As of March 31, 2020			As of December 31, 2019
TAX ID No.	Foreign subsidiaries	origin	currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Curacao	US$	0.0002	99.99980	100.0000	100.0000
Foreign	SQI Corporation N.V.	Curacao	US$	0.0159	99.98413	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Perú S.A.	Peru	US$	0.0091	99.99093	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.99600	100.0000	100.0000
Foreign	SQM Nitratos México S.A. de C.V.	Mexico	US$	0.0000	99.9900	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	100.0000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Curacao	US$	1.0000	99.00000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	0.8400	99.16000	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	0.1597	99.84030	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.33000	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	98.3333	1.66670	100.0000	100.0000
Foreign	SQM Colombia SAS	Colombia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Australia PTY	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited.	Thailand	US$	0.0000	99.9960	99.9960	99.9960
Foreign	SQM International N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000

Notes to the Consolidated Interim Financial Statement March 31, 2020

				Ownership interest
		Country of	Functional	As of March 31, 2020			As of December 31, 2019
TAX ID No.	Domestic subsidiaries	origin	currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda. (2)	Chile	Peso	0.0000	0.0000	0.0000	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Peso	0.0000	0.0000	0.0000	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (1)	Chile	Peso	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Peso	0.0000	60.6387	60.6387	60.6387
76.359.919-1	Orcoma Estudios SPA (2)	Chile	US$	100.000	0.0000	100.0000	51.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.000	0.0000	100.0000	100.0000
76.686.311-9	SQM MaG SpA	Chile	US$	0.0000	100.0000	100.0000	100.0000

(1) Comercial Agrorama Ltda, es consolidada por la Sociedad al tener Soquimich Comercial S.A. el control de ésta.

(2) Con fecha 6 de marzo de 2020, SQM S.A. adquiere el 100% de participación de ésta.

Notes to the Consolidated Interim Financial Statement March 31, 2020

2.6    Investments in associates and joint ventures

(a)	Joint ventures

Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

With respect to joint operations, the Company recognizes its direct right to the assets, liabilities, income and expenses of the joint operation and its share of the jointly owned or incurred assets, liabilities, income and expenses.

(b)	Joint ventures and investments in associates

Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity accounting method. Significant influence is presumed when the investor owns over 20% of the investee’s share capital. The investment is recognized using this method in the statement of financial position at cost plus changes subsequent to acquisition and includes the proportional share of the associate’s equity. For these purposes, the percentage interest in the associate is used. The associated acquired goodwill is included in the investee’s book value and is not amortized. The debit or credit to the income statement reflects the proportional share of the profit or loss of the associate.

Unrealized gains from transactions with subsidiaries or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.

Changes in associate’s equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, until the proportional part of the gain or loss is recognized. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.

Dividends received by these companies are recorded by reducing the value of the investment, and the proportional part of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 3	Significant accounting policies

3.1    Classification of balances as current and non-current

In the consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2    Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3    Foreign currency translation

(a)            SQM group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity “other reserves”, At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Interim Financial Statement March 31, 2020

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

	Closing exchange rates		Average exchange rates
Currencies	As of March 31, 2020	As of December 31, 2019	As of March 31 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	5.20	4.02	4.46	3.94
New Peruvian sol	3.43	3.31	3.40	3.34
Argentine peso	64.39	59.83	61.55	48.00
Japanese yen	107.81	108.90	108.98	109.03
Euro	0.91	0.89	0.91	0.89
Mexican peso	23.65	18.89	20.04	19.25
Australian dollar	1.64	1.43	1.52	1.44
Pound Sterling	0.81	0.76	0.78	0.78
South African rand	17.87	14.06	15.38	14.44
Ecuadorian dollar	1.00	1.00	1.00	1.00
Chilean peso	852.03	748.74	804.62	702.85
Chinese yuan	7.10	6.98	6.99	6.91
Indian rupee	75.59	71.31	72.45	70.41
Thai Baht	32.72	29.97	31.28	31.05
Turkish lira	6.61	5.94	6.11	5.68
UF (*)	33.57	37.81	35.32	39.63

(*) US$ per UF

(b)            Transactions and balances

Non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the divestment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Interim Financial Statement March 31, 2020

3.4    Consolidated statement of cash flows

Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash. and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows present cash transactions performed during the year, determined using the direct method.

3.5    Financial assets

Management determines the classification of its financial assets, in accordance with the provisions of IFRS 9, at fair value (either through other comprehensive income, or through profits or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

In the initial recognition, the Company measures its financial assets at fair value more or less, in the case of a financial asset that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset on the date when the Company commits to the purchase or sale of an asset. In the case account receivables and other accounts receivables, the transaction price at the initial recognition is measured in accordance with the provisions of IFRS 15.

After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows:

(a)	Financial instruments measured at amortized cost, Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (ii) the Contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (iii) cash equivalents; (iv) related entity receivables; (v) trade debtors; (vi) other receivables.

Notes to the Consolidated Interim Financial Statement March 31, 2020

(b)	Financial instruments at fair value A financial asset should be measured at fair value through profit or loss or fair value through other comprehensive income, depending on the following:

(i)	"Fair Value Through Other Comprehensive Income": Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method. Exchange gains and losses are presented in the income statement and impairment losses are separately presented in the income statement.

(ii)	"Fair Value Through Profit and Loss": Assets that do not meet the amortized cost or "Fair Value Through Other Comprehensive Income" criteria are valued at "Fair Value Through Profit and Loss".

(c)	Financial equity assets at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category

Prior to 2018, The Company evaluated at the date of each report, whether there was objective evidence that any asset or group of financial assets presented any impairment. An asset or group of financial assets presented a deterioration, if and only if, there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset or group of these. In order to recognize impairment, the loss event must have an impact on the estimation of future flows of the asset or groups of financial assets.

Beginnings 2018, The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk.

The Company applies the IFRS 9 simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.

Therefore, the Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for these assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current and expected information regarding macroeconomic factors that affect the ability of customers to meet their commitments.

Notes to the Consolidated Interim Financial Statement March 31, 2020

3.6    Financial liabilities

Management determines the classification of its financial liabilities, in accordance with the provisions of IFRS 9, at fair value or at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

At the initial recognition, the Company measures its financial liabilities by their fair value more or less, in the case of a financial liability that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial liability. After initial recognition, the Company measures its financial liabilities at amortized cost unless the Company, at the initial moment, irrevocably designates the financial liability as measured at fair value through profit or loss.

Financial liabilities measured at amortized cost are commercial accounts payable and other accounts payable and other financial liabilities.

Valuation at amortized cost is made using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.

Financial liabilities are recorded as not current when they mature in more than 12 months and as current when they mature in less than 12 months. Interest expenses are recorded in the period in which they are accrued, according to a financial criterion.

3.7    Reclassification of financial instruments

When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

3.8    Financial instrument derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished.

3.9    Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

b)	Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

Notes to the Consolidated Interim Financial Statement March 31, 2020

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 14.3. Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

b)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized with a debit or credit to income, as appropriate.

When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

Notes to the Consolidated Interim Financial Statement March 31, 2020

3.10    Derivative financial instruments not considered as hedges

Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the results of the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.

The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of March 31, 2020, and December 31, 2019, the Company does not have any embedded derivatives.

3.11    Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. Thesey are recognized under other non-financial assets.

3.12    Leases

(i)	Right-of-use assets

The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment as per “IAS 36 Impairment of Assets”.

(ii)	Lease liabilities

On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period (which haven’t been paid by that date). Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.

When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.

(iii)	Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions (i.e., when the underlying asset is below USD$ 5,000). Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.

Notes to the Consolidated Interim Financial Statement March 31, 2020

(iv)  Significant judgments in the determination of the lease term for contracts with renewal options

The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.

The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.

3.13    Inventory measurement

The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

(a)	Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.

(b)	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (production units in Chile and the port of Tocopilla carry out at least two inventories a year, the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

(c)	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

(d)	Provisions undertaken by business subsidiaries: these are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years, Differences are recognized at the moment they are detected. The company has a provision that makes quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

Notes to the Consolidated Interim Financial Statement March 31, 2020

3.14    Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.

3.15    Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. These transactions have been eliminated in consolidation, and, the maturity conditions vary according to the originating transaction.

3.16    Property, plant and equipment

Property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

(a)	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

(b)	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the and its subsequent variation is recorded directly in results.

Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

Notes to the Consolidated Interim Financial Statement March 31, 2020

3.17    Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

Fixed assets associated with the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	life or average rate in years
Mining assets	3	10	5
Energy generating assets	5	10	6
Buildings	3	15	8
Supplies and accessories	2	10	3
Office equipment	5	5	5
Transport equipment	2	2	2
Network and communication equipment	2	10	5
IT equipment	2	8	5
Machinery, plant and equipment	1	15	7
Other property, plant and equipment	1	10	5

3.18   Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses, It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

Notes to the Consolidated Interim Financial Statement March 31, 2020

3.19   Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, emission rights, commercial brands, costs for rights of way for electricity lines, license costs and the development of computer software and mining property and concession rights, client portfolio and commercial agent.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible asset. Amounts paid are capitalized at the date of the agreement and amortizaed in the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Australian Governments. Property rights are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

(e)	Client portfolio

The period for exploiting these portfolios is limited so they are considered assets with a definite useful life and are therefore subject to amortization.

Notes to the Consolidated Interim Financial Statement March 31, 2020

3.20    Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.21    Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to expenses associated with exploration and assessment of these resources:

(a)	Caliche

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and assessment of the deposit as an at cost asset. These disbursements include the following items: Geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources.

If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used. These assets are presented in the “other non-current assets category”, reclassifying the portion related to the area to by extracted that year as inventories.

(b)	Metal exploration

Expenses related to metal exploration are charged to profit or loss in the period in which they are recognized if the project assessed doesn't qualify for consideration as advanced exploration. Otherwise, these are amortized during the development stage.

(c)	Salar de Atacama exploration

Salar de Atacama exploration expenses are presented as non-current assets as the property, plant and equipment category and correspond mainly to wells that can also be used in the extraction of the deposit and/or monitoring, These are amortized over 10 years otherwise, they are amortized during the development stage.

(d)	Mount Holland exploration

Mount Holland exploration expenses are presented into “Property, Plant and Equipment”, specifically in Constructions in progress and primarily consider exploration boreholes and complementary studies for the lithium ore study of the area. These expenses will begin to be amortized in the development stage.

3.22   Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

For assets other than purchased goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated.

Notes to the Consolidated Interim Financial Statement March 31, 2020

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

For assets other than acquired goodwill, an annual evaluation is carried out to determine whether any previously recognized impairment losses have already decreased or ceased to exist. If this should be the case, the recoverable amount is estimated. A previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

Assets with indefinite lives are assessed for impairment annually.

3.23   Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings. (See Note 21.4)

3.24    Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year. (See Note 22)

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

3.25    Capitalization of interest expenses

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23.

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

Notes to the Consolidated Interim Financial Statement March 31, 2020

3.26    Other provisions

Provisions are recognized when:

•	The Company has a present obligation or constructive obligation as the result of a past event.

•	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

•	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

3.27    Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 19.4).

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. The criteria in force contained in the revised IAS 19 are also considered.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 19.4).

3.28     Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments”. Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 19.6).

Notes to the Consolidated Interim Financial Statement March 31, 2020

3.29    Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenues are recognized when the specific conditions for each income stream are met, as follows:

(a)       Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)       Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)       Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.30    Finance income and finance costs

Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in profit or loss using the effective interest rate method.

3.31    Current income tax and deferred

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in the statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent where there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more. likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used. The deferred taxes related to items directly recognized in equity is registered with effect on other comprehensive income and not with effect on income.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss. Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

3.32    Segment reporting

IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments.

The following operating segments have been identified by the Company:

•	Specialty plant nutrients

•	Industrial chemicals

•	Iodine and derivatives

•	Lithium and derivatives

•	Potassium

•	Other products and services

3.33    Primary accounting criteria, estimates and assumptions

Management is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRS, as issued by the (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein, Basically, these estimates refer to:

•	Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, 6and regulations. (See Notes 3.22, 16 and 17).

Notes to the Consolidated Interim Financial Statement March 31, 2020

•	Impairment losses of certain assets - Assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 16 and 17).

•	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 19).

•	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Notes 20 and 23).

•	Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables affecting products in stock (density and moisture, among others), and related allowance.

•	Obsolescence to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation. (See Note 12).

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.

3.34    Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 4      Changes in accounting estimates and policies

4.1        Changes in accounting estimates

There have been no changes in the methodologies used to determine such estimates in the periods presented.

4.2        Changes in accounting policies

The accounting principles and criteria were applied coherently in both periods, except for the new instructions established by the CMF for the taxonomy of the financial statements in 2020. The presentation of right-of-use assets and lease liabilities recognized under IFRS 16 has been modified. This change has been made as of March 31, 2020 and retroactively as of December 31, 2019.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 5       Financial risk management

5.1         Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.

5.2     Risk Factors

(a)	Credit risk

A global economic downturn - and its potentially negative effects on the financial situation of our customers - could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company's operations.

Trade receivables: To mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covers the risk of insolvency and unpaid invoices corresponding to 83% of all receivables. For the uncovered portion, the Company uses other instruments such as letters of credit and prepayments. The credit risk associated with receivables is analyzed in Note 14.2 b) and the associated accounting policy can be found in Note 3.5.

The concentration of credit risk with respect to sales debtors is reduced, due to the large number of companies that comprise the Company's customer base and their distribution throughout the world.

No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2019, and no modifications have been made to contractual cash flows that have been significant during this period.

Financial investments correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments.

Notes to the Consolidated Interim Financial Statement March 31, 2020

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if available) or historical information on counterparty late payment rates:

		Rating Institution			As of March 31, 2020
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	1,002
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	72,602
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	27,926
Banco Santander	Time deposits	P-1	A-1	-	26,881
Scotiabank Sud Americano	Time deposits	-	-	F1+	22,510
Banco Estado	Time deposits	P-1	A-1	-	8,412
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	Aaa-mf	AAAm	AAAmmf	138,738
Legg Mason - Westen Asset Institutional cash reserves	Investment fund deposits	-	AAAm	AAAmmf	171,343
BBVA Banco Francés	Time deposits	-	-	-	47
Total					469,461

		Rating Institution			As of March 31, 2020
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco Scotiabank Sud Americano	90 days to 1 year	P-2	-	-	174,963
Banco de Crédito e Inversiones (*)	90 days to 1 year	P-1	A-1	-	142,672
Banco Santander	90 days to 1 year	P-1	A-1	-	152,936
Banco Itau Corpbanca	90 days to 1 year	P-2	A-2	-	101,332
Banco Security	90 days to 1 year	-	A-2	F2	19,903
Banco de Chile	90 days to 1 year	P-1	A-1	-	21,765
Banco Estado	90 days to 1 year	P-1	A-1	-	7,165
Total					620,736

(*) This includes ThUS$ 7,920 associated with collateral in guarantee used to reduce the liquidity risk.

The following table presents comparative information as of December 2019:

		Rating Institution			As of December 31, 2019
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	50,221
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	42,096
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	39,093
Banco Santander	Time deposits	P-1	A-1	-	2,708
Scotiabank Sud Americano	Time deposits	-	-	F1+	14,428
Banco Estado	Time deposits	P-1	A-1	-	500
BBVA Banco Francés	Time deposits	-	-	-	53
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	Aaa-mf	AAAm	AAAmmf	181,155
Legg Mason - Westen Asset Institutional cash reserves	Investment fund deposits	-	AAAm	AAAmmf	146,078
Total					476,332

Notes to the Consolidated Interim Financial Statement March 31, 2020

		Rating Institution			As of December 31, 2019
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco Scotiabank Sud Americano	90 days to 1 year	P-2	-	-	54,180
Banco de Crédito e Inversiones (*)	90 days to 1 year	P-1	A-1	-	178,448
Banco Santander	90 days to 1 year	P-1	A-1	-	74,365
Banco Itau Corpbanca	90 days to 1 year	P-2	A-2	-	127,579
Banco Security	90 days to 1 year	-	A-2	F2	17,965
Banco de Chile	90 days to 1 year	-	-	-	18,026
Banco Estado	90 days to 1 year	P-1	A-1	-	15,126
Total					485,689

(*) This includes ThUS$ 1,870 associated with collateral in guarantee used to reduce the liquidity risk.

(b)	Currency risk

The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company's business generates an exposure to exchange rate variations of several currencies with the US Dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US Dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US Dollar would affect the Company's profit and loss. By the first quarter of 2020, approximately US$ 102 million accumulated in expenses are associated with the Peso.

As of March 31, 2020, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 73% of all of the bond liabilities denominated in UF, for a fair value of US$ 66 million in favor of the Company. As of December 31, 2019, this value amounted to US$ 18.9 million against the company.

As of March 31, 2020, the exchange rate value for equivalent Pesos to US Dollars was Ch$ 852.03 per US Dollar, as of December 31, 2019, it was Ch$ 748.74 per Dollar.

(c)	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.

The Company maintains current and non-current financial debt at fixed rates and LIBOR rate plus spread.

As of March 31, 2020, the Company has around 3% of its financial liabilities linked to variations in the LIBOR rate. Therefore, significant rate increases could impact its financial position. A change of 100 basis points in this rate could result in changes to financial expenses of close to US$ 0.24 million. Nevertheless, significant rate increases could make it difficult to access financing at attractive rates for the Company's investment projects.

Notes to the Consolidated Interim Financial Statement March 31, 2020

(d)	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio1, which enables it to cover current obligations with clearance. (On March 31, 2020, this was 3.24).

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of March 31, 2020, the Company had unused, available revolving credit facilities with banks, for a total of US$ 473 million.

The position in other cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

	Nature of undiscounted cash flows
As of March 31, 2020	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.72	1.77	72.88	-	74.65
Unsecured obligations (1)	2,051.65	339.55	911.40	1,697.00	2,947.95
Sub total	2,122.37	341.32	984.28	1,697.00	3,022.60
Derivative financial liabilities	66.08	9.37	46.15	44.66	100.18
Derivative financial instruments	4.31	4.31	-	-	4.31
Sub total	70.39	13.68	46.15	44.66	104.49
Current and non-current lease liabilities	40.289	8.627	21.838	9.825	40.289
Trade accounts payable and other accounts payable	171.2	171.2	-	-	171.2
Total	2,404.249	534.827	1,052.268	1,751.485	3,338.579

(1)	Unsecured obligations are presented on a contractual basis and have no effects related to anticipated redemptions.

	Nature of undiscounted cash flows
As of December 31, 2019	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.19	2.17	74.87	-	77.04
Unsecured obligations	1,697.11	326.34	614.29	1,184.38	2,125.01
Sub total	1,767.30	328.51	689.16	1,184.38	2,202.05
Hedging liabilities	23.66	6.57	24.33	32.37	63.27
Derivative financial instruments	3.17	3.17	-	-	3.17
Sub total	26.83	9.74	24.33	32.37	66.44
Current and non-current lease liabilities	42.182	8.902	23.009	10.271	42.182
Trade accounts payable and other accounts payable	205.8	205.80	-	-	205.80
Total	2,042.112	552.952	736.499	1,227.021	2,516.472

5.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the SQM Group.

1All current assets divided by all current liabilities.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 6	Background of companies included in consolidation

6.1 Parent’s stand-alone assets and liabilities

	As of March 31, 2020	As of December 31, 2019
Parent’s stand-alone assets and liabilities	ThUS$	ThUS$
Assets	4,466,338	4,069,649
Liabilities	(2,400,477)	(1,983,382)
Equity	2,065,861	2,086,267

6.2            Parent entity

Pursuant to Article 99 of Law No. 18,045 of the Securities Market, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Grupo Pampa the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 7	Board of Directors, Senior Management and Key management personnel

7.1	Remuneration of the Board of Directors and Senior Management

(a)            Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2019, which included the election of 2 independent directors.

As of March 31, 2020, the Company included the following committees and committee members:

-	Directors’ Committee: This committee is comprised by Georges de Bourguignon, Laurence Golborne Riveros y Alberto Salas Muñoz, and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in accordance with the US-based Sarbanes Oxley law.

-	The Company’s Health, Safety and Environment Committee: This committee is comprised of Gonzalo Guerrero Yamamoto, Patricio Contesse Fica y Robert J. Zatta.

-	Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fica y Francisco Ugarte Larrain.

During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

(b)	Board of Directors’ Compensation

Directors’ compensation differs according to the period during the corresponding year. Thus, from April 25, 2019 to April 22, 2020 (Period 2019-2020), Directors’ compensation was determined by the annual general shareholders' meeting held on April 25, 2019. While for the following period (Period 2020-2021), Directors’ compensation was determined by the annual general shareholders' meeting held on April 23, 2020. For each of these periods, Directors’ compensation is detailed as follows:

Period 2019-2020

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.12% of the net liquid income earned by the Company in 2019;

(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income earned by the Company in 2019.

Period 2020-2021:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.09% of the net liquid income that the Company effectively obtains during the 2020;

(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.045% of the net liquid income that the Company effectively obtains during the 2020.

Notes to the Consolidated Interim Financial Statement March 31, 2020

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the CMF (formerly Superintendence of Banks and Financial Institutions) the Chilean Central Bank or any other relevant institution that replaces them.

Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of March 31, 2020 amounted to ThUS$ 706 and as of March 31, 2019 to ThUS$ 365.

(c)            Directors’ Committee compensation

Directors' Committee compensation differs according to the period during the corresponding year. Thus, for the Period 2019-2020, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 25, 2019. While for the Period 2020-2021, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 23, 2020. For each of these periods the compensation of the Directors Committee comprises:

Period 2019-2020

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2019 fiscal year.

Period 2020-2021

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.015% of total net profit that the Company effectively obtains during the 2020 fiscal year.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the CMF (formerly Superintendence of Banks and Financial Institutions) the Chilean Central Bank or any other relevant institution that replaces them.

(d)	Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2019–2020 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2020-2021 period, this remuneration remains unchanged.

(e)	Corporate Governance Committee

The remuneration for this committee for the 2019–2020 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2020-2021 period, this remuneration remains unchanged.

(f)	Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

Notes to the Consolidated Interim Financial Statement March 31, 2020

(g)	Senior management compensation:

(i)	This includes monthly fixed salary and variable performance bonuses. (See Note 7.2)

(ii)	The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

(iii)	The Company also has retention bonuses for its executives, the value of these bonuses is linked to the Company's stock price and is payable in cash during the first quarter of 2021 (see Note 19.6)

(h)	Guarantees pledged in favor of the Company’s management

No guarantees have been pledged in favor of the Company’s management.

(i)	Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

The Company’s Management and Directors do not receive or have not received any benefit during the ended March 31, 2020 and the year ended December 31, 2019 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

7.2	Key management personnel compensation

As of March 31, 2020, there are 128 people occupying key management positions and 126 as of March 31, 2019.

	For the year ended March 31, 2020	For the year ended March 31, 2019
Key management personnel compensation	ThUS$	ThUS$
Key management personnel compensation	7,270	11,136

Notes to the Consolidated Interim Financial Statements March 31, 2020

Note 8	Background on companies included in consolidation and non-controlling interests

8.1	Background on companies included in consolidation

The following tables detail general information as of March 31, 2020 and, December 31, 2019, on the companies in which the group exercises control and significant influence:

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.000
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	100.000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.00034	99.99966	100.000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.000	99.000	100.000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.000	-	51.000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.000	99.000	100.000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.18	81.820	100.000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.047	0.9530	100.000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285 Las Condes	Chile	US$	0.2691	99.7309	100.000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.000	100.000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.638
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.447
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.638
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.638
Orcoma Estudios SPA (2)	76.359.919-1	Apoquindo 3721 OF 131 Las Condes	Chile	US$	100.000	-	100.000
Orcoma SPA	76.360.575-2	Apoquindo 3721 OF 131 Las Condes	Chile	US$	100.000	-	100.000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	US$	-	100.000	100.000
SQM North America Corp.	foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US$	40.000	60.000	100.000
RS Agro Chemical Trading Corporation A.V.V.	foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.000
Nitratos Naturais do Chile Ltda.	foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.000	100.000
Nitrate Corporation of Chile Ltd.	foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.000	100.000
SQM Corporation N.V.	foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	US$	0.0002	99.9998	100.000
SQM Perú S.A.	foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.0091	99.99093	100.000
SQM Ecuador S.A.	foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.004	99.996	100.000

(1) SQM controls Soquimich Comercial, which in turn controls Comercial Agrorama Ltda, SQM has management control over Comercial Agrorama Ltda

(2) In January 2020, SQM S.A. acquired 49% of Orcoma Estudio SPA, taking ownership of 100% of the company.

Notes to the Consolidated Interim Financial Statements March 31, 2020

Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Ownership Interest
					Direct	Indirect	Total
SQM Brasil Ltda.	foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	0.840	99.160	100.000
SQI Corporation N.V.	foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	US$	0.0159	99.9841	100.000
SQMC Holding Corporation.	foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	US$	0.100	99.900	100.000
SQM Japan Co. Ltd.	foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	US$	0.1597	99.8403	100.000
SQM Europe N.V.	foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	US$	0.580	99.420	100.000
SQM Italia SRL	foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.000	100.000
SQM Indonesia S.A.	foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.000	80.000
North American Trading Company	foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US$	-	100.000	100.000
SQM Virginia LLC	foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US$	-	100.000	100.000
SQM Comercial de México S.A. de C.V.	foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	0.01	99.990	100.000
SQM Investment Corporation N.V.	foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	US$	1.000	99.000	100.000
Royal Seed Trading Corporation A.V.V.	foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.670	98.330	100.000

SQM Lithium Specialties Limited Partnership	foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US$	-	100.000	100.000
Soquimich SRL Argentina	foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.000	100.000
Comercial Caimán Internacional S.A.	foreign	Edificio Plaza Bancomer	Panama	US$	-	100.000	100.000
SQM France S.A.	foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.000	100.000
Administración y Servicios Santiago S.A. de C.V.	foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.000	100.000
SQM Nitratos México S.A. de C.V.	foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.000	100.000
SQM Australia PTY	foreign	Level 16, 201 Elizabeth Street Sydney	Australia	US$	-	100.000	100.000
SACAL S.A. (3)	foreign	Av. Leandro N. Alem 882, piso 13 Buenos Aires	Argentina	Ars	-	100.000	100.000
Soquimich European Holding B.V.	foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Holland	US$	-	100.000	100.000
SQM Iberian S.A.	foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.000	100.000
SQM Africa Pty Ltd.	foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.000	100.000
SQM Oceanía Pty Ltd.	foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.000	100.000
SQM Beijing Commercial Co. Ltd.	foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.000	100.000
SQM Thailand Limited	foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996
SQM Colombia SAS	foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	US$	-	100.000	100.000
SQM International N.V.	foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	US$	0.580	99.420	100.000
SQM (Shanghai) Chemicals Co. Ltd.	foreign	Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai	China	US$	-	100.000	100.000

Notes to the Consolidated Interim Financial Statements March 31, 2020

8.2	Assets, liabilities, results of consolidated subsidiaries as of March 31, 2020

	Assets		Liabilities
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	Profit (loss)	Comprehe+nsive income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	433,361	41,711	346,120	2,832	51,867	17,171	17,165
SQM Potasio S.A.	22,406	989,875	117,968	23,252	826	22,915	22,817
Serv. Integrales de Tránsito y Transf. S.A.	27,084	35,237	56,077	2,075	7,653	1,130	1,130
Isapre Norte Grande Ltda.	494	610	436	140	766	24	(1)
Ajay SQM Chile S.A.	23,937	1,276	7,113	345	8,890	373	373
Almacenes y Depósitos Ltda.	214	42	-	-	-	1	(126)
SQM Salar S.A.	811,975	904,268	626,883	200,622	164,414	27,029	26,909
SQM Industrial S.A.	921,565	761,394	552,523	122,991	190,466	28,108	28,094
Exploraciones Mineras S.A.	3,060	31,102	6,343	-	-	(65)	(65)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	214	492	294	327	482	1	(14)
Soquimich Comercial S.A.	136,378	14,830	47,445	11,059	17,255	722	763
Comercial Agrorama Ltda.	526	1,143	3,680	17	295	3	-
Comercial Hydro S.A.	4,789	20	2	5	7	6	6
Agrorama S.A.	150	-	4,905	7	75	46	45
Orcoma SpA	-	2,361	15	-	-	-	-
Orcoma Estudio SpA	456	4,111	2	-	-	(82)	(82)
SQM MaG SPA	2,022	666	2,042	3	532	(36)	(36)
SQM North America Corp.	135,236	21,002	120,287	2,682	57,020	(1,228)	(1,228)
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	71	-	-	(7)	(7)
Nitratos Naturais do Chile Ltda.	-	130	3,107	-	-	198	198
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	7,696	161,039	3,594	-	-	1,251	1,251
SQM Perú S.A.	26	-	76	-	-	-	-
SQM Ecuador S.A.	29,151	700	26,310	70	9,404	(272)	(272)
SQM Brasil Ltda.	126	-	515	2,108	-	157	157
SQI Corporation N.V.	56	34	77	-	-	-	-
SQMC Holding Corporation L.L.P.	29,007	17,331	2,037	-	-	909	909
Subtotal	2,600,160	2,989,374	1,927,922	368,535	509,952	98,354	97,986

Notes to the Consolidated Interim Financial Statements March 31, 2020

	Assets		Liabilities		Revenue	Profit	Comprehensive income (loss)
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Currents	(loss)	Currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Japan Co. Ltd.	29,112	231	26,260	203	12,214	63	63
SQM Europe N.V.	482,884	4,711	419,114	2,736	167,706	(4,906)	(4,906)
SQM Italia SRL	1,130	-	14	-	-	(2)	(2)
SQM Indonesia S.A.	3	-	-	-	-	-	-
North American Trading Company	157	145	39	-	-	-	-
SQM Virginia LLC	14,801	14,343	14,801	-	-	(2)	(2)
SQM Comercial de México S.A. de C.V.	110,063	7,640	79,917	2,283	57,589	247	247
SQM Investment Corporation N.V.	13,802	30,584	5,583	980	-	(382)	(382)
Royal Seed Trading Corporation A.V.V.	32	-	18,834	-	-	(12)	(12)
SQM Lithium Specialties LLP	15,749	3	1,264	-	-	(3)	(3)
Soquimich SRL Argentina	51	-	164	-	-	(4)	(4)
Comercial Caimán Internacional S.A.	255	-	1,122	-	-	-	-
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	292	93	471	164	738	57	57
SQM Nitratos México S.A. de C.V.	95	9	49	14	216	(4)	(4)
Soquimich European Holding B.V.	5,684	175,392	1,282	30,497	-	1,171	1,171
SQM Iberian S.A.	49,488	2,661	37,310	3	29,514	1,417	1,417
SQM Africa Pty Ltd.	47,404	1,959	33,917	-	13,380	3,675	3,675
SQM Oceania Pty Ltd.	3,294	-	1,576	-	771	(318)	(318)
SQM Beijing Commercial Co. Ltd.	11,553	51	9,734	-	1,935	(178)	(178)
SQM Thailand Limited	4,700	11	953	-	872	(83)	(83)
SQM Colombia SAS	10,158	102	11,440	-	2,513	(795)	(795)
SQM International	39,440	813	10,566	21,168	7,165	(412)	(412)
SQM Shanghai Chemicals Co. Ltd.	50,677	142	49,320	-	6,997	(521)	(521)
SQM Australia Pty Ltd.	3,379	111,143	4,514	75	-	628	(4,532)
Subtotal	894,548	350,039	728,358	58,123	301,610	(364)	(5,524)
Total	3,494,708	3,339,413	2,656,280	426,658	811,562	97,990	92,462

Notes to the Consolidated Interim Financial Statements March 31, 2020

8.2 Assets, liabilities, results of consolidated subsidiaries as of December 31, 2019 and March 31, 2019.

	Assets		Liabilities			Profit	Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	(loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	368,474	41,688	292,535	3,521	39,039	9,964	9,964
Proinsa Ltda.	-	-	-	-	-	(6)	(6)
SQM Potasio S.A.	14,983	978,525	116,734	23,317	854	35,462	35,462
Serv. Integrales de Tránsito y Transf. S.A.	19,317	36,025	50,229	2,075	9,697	1,562	1,562
Isapre Norte Grande Ltda.	809	604	684	153	995	5	13
Ajay SQM Chile S.A.	17,780	1,259	1,284	374	6,275	323	323
Almacenes y Depósitos Ltda.	243	45	-	-	-	1	27
SQM Salar S.A.	734,837	886,099	549,726	201,273	210,065	44,381	44,381
SQM Industrial S.A.	833,283	766,097	497,377	120,741	184,220	21,840	21,834
Exploraciones Mineras S.A.	3,099	31,081	6,296	-	-	(40)	(40)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	184	570	305	338	661	(2)	(9)
Soquimich Comercial S.A.	134,808	15,448	41,104	12,349	17,565	823	823
Comercial Agrorama Ltda.	862	1,313	4,467	19	998	(101)	(101)
Comercial Hydro S.A.	4,791	21	12	6	7	16	16
Agrorama S.A.	669	-	6,133	9	1,435	(247)	(247)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	156	4,522	29	-	-	(1)	(1)
SQM MaG SPA	1,955	615	1,888	2	892	251	251
SQM North America Corp.	115,924	19,656	98,332	2,751	61,119	132	132
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	64	-	-	(8)	(8)
Nitratos Naturais do Chile Ltda.	2	135	3,314	-	-	(1)	(1)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	7,696	160,381	3,594	-	-	11,547	11,547
SQM Perú S.A.	29	-	80	-	-	14	14
SQM Ecuador S.A.	31,603	712	28,508	70	7,853	413	413
SQM Brasil Ltda.	194	-	598	2,250	-	(80)	(80)
SQI Corporation N.V.	56	34	77	-	-	-	-
SQMC Holding Corporation L.L.P.	28,889	16,190	1,687	-	-	500	500
Subtotal	2,330,874	2,963,380	1,705,071	369,248	541,675	126,748	126,769

Notes to the Consolidated Interim Financial Statement March 31, 2020

Subsidiaries	Assets		Liabilities				Comprehensive income (loss)
	Currents	Non-currents	Currents	Non-currents	Revenue	Profit (loss)	Currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Japan Co. Ltd.	68,805	228	66,015	201	71,002	300	300
SQM Europe N.V.	429,926	4,608	361,059	2,824	201,200	9,725	9,725
SQM Italia SRL	1,158	-	15	-	-	4	4
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	157	145	39	-	-	-	-
SQM Virginia LLC	14,804	14,345	14,804	-	-	-	-
SQM Comercial de México S.A. de C.V.	102,068	7,597	72,023	2,387	54,942	2,923	2,923
SQM Investment Corporation N.V.	13,811	30,888	5,518	975	-	(376)	(376)
Royal Seed Trading Corporation A.V.V.	44	-	18,834	-	-	(12)	(12)
SQM Lithium Specialties LLP	15,752	3	1,264	-	-	-	-
Soquimich SRL Argentina	57	-	165	-	-	(9)	(9)
Comercial Caimán Internacional S.A.	256	-	1,122	-	-	(1)	(1)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	235	72	402	211	679	(12)	(12)
SQM Nitratos México S.A. de C.V.	140	18	97	18	195	7	7
Soquimich European Holding B.V.	5,851	174,968	1,299	30,802	-	11,329	11,329
SQM Iberian S.A.	52,750	2,350	41,680	4	28,534	(246)	(246)
SQM Africa Pty Ltd.	57,639	1,728	47,594	-	9,566	(185)	(185)
SQM Oceania Pty Ltd.	5,440	-	3,459	-	424	327	327
SQM Beijing Commercial Co. Ltd.	11,723	20	9,695	-	2,001	(212)	(212)
SQM Thailand Limited	4,912	11	1,081	-	2,386	496	496
SQM Colombia SAS	9,505	151	10,089	37	850	(145)	(145)
SQM International	40,652	831	32,549	-	20,807	(1,217)	(1,217)
SQM Shanghai Chemicals Co. Ltd.	36,250	133	34,367	-	8,555	(400)	(400)
SQM Australia Pty Ltd.	12,113	108,068	5,661	228	-	(1,643)	(1,643)
Subtotal	884,396	346,170	728,946	37,515	401,141	20,653	20,653
Total	3,215,270	3,309,550	2,434,017	406,763	942,816	147,401	147,422

Notes to the Consolidated Interim Financial Statement March 31, 2020

8.3 Background on non-controlling interests

	% of interests in the	Profit (loss) attributable to non-controlling interests		Equity, non-controlling interests		Dividends paid to non-controlling interests
Subsidiary	ownership held by non-controlling interests	As of March 31, 2020	As of March 31, 2019	As of March 31, 2020	As of March 31, 2019	As of March 31, 2020	As of March 31, 2019
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	0.00001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	183	158	8,700	8,817	-	-
Soquimich Comercial S.A.	39.3616784%	284	323	36,490	37,881	2,252	-
Comercial Agrorama Ltda.	30%	1	(30)	(608)	(523)	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	-	-	-	2,277	-	-
SQM Indonesia S.A.	20%	-	-	-	1	-	-
Total		468	451	44,582	48,453	2,252	-

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 9 Equity-accounted investees

9.1 Investments in associates recognized according to the equity method of accounting

As of March 31, 2020, and December 31, 2019, in accordance with criteria established in Note 2:

Associates	Equity method-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method for the period ending		Share in other comprehensive income of associates and joint ventures accounted for using the equity method for the period ending		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method for the period ending
	As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of March 31, 2019	As of March 31, 2020	As of March 31, 2019	As of March 31, 2020	As of March 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	11,739	11,609	80	221	-	-	80	221
Doktor Tarsa Tarim Sanayi AS	26,463	26,001	914	1,102	(302)	503	612	1,605
Ajay North America	15,444	14,669	1,141	966	-	-	1,141	966
Ajay Europe SARL	5,849	7,451	608	372	(198)	(176)	410	196
SQM Eastmed Turkey	610	623	-	313	(14)	(8)	(14)	305
Kore Potash PLC	24,313	24,739	-	-	(130)	-	(130)	-
Total	84,418	85,092	2,743	2,974	(644)	319	2,099	3,293

Notes to the Consolidated Interim Financial Statement March 31, 2020

					Dividends received for the period ending
Associate	Description of the nature of the relationship	Address	Country of incorporation	Share of ownership in associates	As of March 31, 2020	As of March 31, 2019
					ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	-	699
Ajay Europe SARL	Production and distribution of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1,168	1,054
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Kore Potash PLC	Prospecting, exploration and mining development.	L 3 88 William ST Perth, was 6000	United Kindom	19.26%	-	-
Total					1,168	1,753

Notes to the Consolidated Interim Financial Statement March 31, 2020

The companies described in the table below are related parties of the following associates:

(1) Doktor Tarsa Tarim Sanayi AS

(2) Terra Tarsa B.V.

(3) Abu Dhabi Fertilizer Industries WWL

				Share of	Dividends received for the period ending
Associate	Description of the nature of the relationship	Domicile	Country of incorporation	ownership in associates (*)	As of March 31, 2020	As of March 31, 2019
					ThUS$	ThUS$
Terra Tarsa Ukraine LLC (2)	Distribution and trading of specialty plant nutrients.	74800 Ukraine, Kakhovka, 4 Yuzhnaya Str.	Ukraine	100%	-	-
Terra Tarsa BV (1)	Distribution and trading of specialty plant nutrients.	Herikerbergweg 238, Luna Arena, 1101CM Amsterdam PO Box 23393, 1100DW Amsterdam Zuidoost	Holland	50%	-	-
Plantacote NV (1)	Sale of CRF and production and sales of WSNPK	Houtdok-Noordkaai 25a, 2030 Antwerpen, Belgium	Belgium	100%	-	-
Doctochem Tarim Sanayai Ticaret LTD (1)	Production, distribution and trading of specialty plant nutrition.	Eski Büyükdere Cad No: 7 GIZ 2000 Plaza K:17 D:67-68 Maslak Sariyer Ístambul.	Turkey	100%	-	-
Terra Tarsa Don LLC (2)	Distribution and sale of specialty fertilizers	Zorge Street, house 17, 344090, Rostov-on-Don	Russian Federation	100%	-	-
Doktolab Tarim Arastirma San. (1)	Laboratory services.	27. Cd. No:2, 07190 Aosb 2. Kısım/Döşemealtı, Antalya, Turkey	Turkey	100%	-	-
International Technical and Trading Agencies Co WLL (3)	Distribution and trading of specialty plant nutrients, in the Middle East.	P.O Box: 950918 Amman 11195	Jordania	50%	-	-
Total					-	-

(*) This percentage does not consider the shareholdings of the holders of these subsidiaries.

Notes to the Consolidated Interim Financial Statement March 31, 2020

9.2 Assets, liabilities, revenue and expenses of associates

	As of March 31, 2020				For the period ending March 31, 2020
	Assets		Liabilities
Associate	Current	Non-current	Current	Non-current	Revenue	Gain (loss)	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	29,139	8,638	6,050	-	5,354	215	-	215
Doktor Tarsa Tarim Sanayi AS	95,932	13,970	47,796	9,179	22,412	1,829	(603)	1,226
Ajay North America	23,882	15,782	8,146	-	15,975	2,328	-	-
Ajay Europe SARL	24,431	1,394	14,127	-	12,323	1,216	(397)	819
SQM Eastmed Turkey	2,659	1,793	2,543	689	-	-	(27)	(27)
Kore Potash PLC	7,938	120,763	3,025	-	-	-	(675)	(675)
Total	183,981	162,340	81,687	9,868	56,064	5,588	(1,702)	1,558

	As of December 31, 2019				As of March 31 2019
	Assets		Liabilities
Associate	Current	Non-current	Current	Non-current	Revenue	Gain (loss)	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	28,543	9,971	7,133	-	7,004	598	-	598
Doktor Tarsa Tarim Sanayi AS	97,797	15,196	22,420	38,522	33,507	2,204	1,007	3,211
Ajay North America	19,748	13,250	3,061	-	11,236	1,972	-	1,972
Ajay Europe SARL	19,589	1,456	6,144	-	9,613	743	(352)	391
SQM Eastmed Turkey	2,718	1,833	2,600	704	1,823	626	(16)	610
Kore Potash PLC	7,938	119,362	2,214	-	-	-	-	-
Total	176,333	161,068	43,572	39,226	63,183	6,143	639	6,782

Notes to the Consolidated Interim Financial Statements March 31, 2020

9.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company has no investments that are not accounted for according to the equity method.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with IFRS.

9.4	Disclosures on interest in associates

(a)  Transactions conducted in 2020:

•	At the close of the first quarter of 2020, Kore Potash PLC made a share payment to its non-executive board members, which resulted in a 0.41% share reduction for the company, finalizing with a share percentage of 19.26% at the close of the first quarter of 2020. This resulted in a transfer in equity of non-controlling interest to other reserves in an amount of MUS$ 515.

(b)  Transactions conducted in 2019:

•	During the first quarter of 2019 the company did not perform any operations

Notes to the Consolidated Interim Financial Statements March 31, 2020

Note 10 Joint Ventures

10.1	Policy for the accounting of equity accounted investment in joint ventures

The method for recognizing joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets that correspond to the investor. Profit or loss for the period will include the portion of the entity’s entire profit or loss that correspond to the investor. For these joint ventures there is no quoted market price to measure these investments. (See Note 2.6)

At the date of issuance of these financial statements, SQM is not aware of the existence of any significant contingent liabilities associated with the partnerships in joint ventures.

10.2	Disclosures of interest in joint ventures

a)            Operations conducted in 2020

•	During the first quarter of 2020, a prepayment of MUS$ 1,276 was made for the purchase of the remaining 50% of SQM Vitas BV. As of March 31, 2020, this remains a joint venture investment given that control has not yet been acquired. This prepayment is presented in the item “Other non-current financial assets”.

b)            Operations conducted in 2019

•	On January 01, 2019, SQM Vitas Perú changed its functional currency from the Peruvian sol to Dollar.

Notes to the Consolidated Interim Financial Statements March 31, 2020

10.3            Investment in joint ventures accounted for under the equity method of accounting

					Dividends received for the period ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	As of March 31, 2020	As of March 31, 2019
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang Dristrict, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate..	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble.	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	1,910	-
SQM Vitas Holland	Distribution and commercialization of specialty plant nutrients.	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine.itio	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-
Total					1,910	-

Notes to the Consolidated Interim Financial Statements March 31, 2020

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.

(2)	Pavoni & C Spa

					Dividends received for the period ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership (*)	As of March 31, 2020	As of March 31, 2019
					ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Perú S.A.C. (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Perú	50%	-	-
Arpa Speciali S.R.L. (2)	Production of specialty fertilizers and others for distribution in Italy and other countries.	Mantova (MN) Via Cremona 27 Int. 25	Italy	50.48%	-	-
Total					-	-

(*) The percentages presented correspond to the ownership used in the consolidation of the company.

Notes to the Consolidated Interim Financial Statements March 31, 2020

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method for the period ending		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax for the period ending		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method for the period ending
Joint Venture	As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of March 31, 2019	As of March 31, 2020	As of March 31, 2019	As of March 31, 2020	As of March 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	1,992	1,992	(461)	(43)	-	-	(461)	(43)
Coromandel SQM India	1,717	1,568	-	(39)	-	19	-	(20)
SQM Vitas Fzco.	8,119	9,111	(967)	424	(1,491)	466	(2,458)	890
SQM Qingdao Star Corp Nutrition Co. Ltd.	1,583	3,464	30	141	-	-	30	141
SQM Vitas Holland	1,266	1,304	(9)	(6)	(28)	(26)	(37)	(32)
Pavoni & C. Spa	6,851	6,864	66	1	(80)	(75)	(14)	(74)
Covalent Lithium Pty Ltd.	347	40	216	(46)	91	-	307	(46)
Total	21,875	24,343	(1,125)	432	(1,508)	384	(2,633)	816

The amounts described in the following box represent numbers used in the consolidation of the company:

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method for the period ending		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax for the period ending		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method for the period ending
Joint Venture	As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of March 31, 2019	As of March 31, 2020	As of March 31, 2019	As of March 31, 2020	As of March 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	2,665	5,347	(1,415)	89	(1,491)	(55)	(2,906)	34
SQM Vitas Perú S.A.C. (1)	3,122	1,955	154	283	-	521	154	804
Arpa Speciali S.R.L. (2)	90	92	-	-	-	-	-	-
Total	5,877	7,394	(1,261)	372	(1,491)	466	(2,752)	838

The following companies are subsidiaries of:

(1)	SQM Vitas Fzco.

(2)	Pavoni & C. Spa

Notes to the Consolidated Interim Financial Statements March 31, 2020

10.4 Assets, liabilities, revenue and expenses from joint ventures:

	As of March 31, 2020
	Assets		Liabilities				Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	28,535	4,461	13,594	-	-	(922)	-	(922)
Coromandel SQM India	4,505	633	1,704	-	-	-	-	-
SQM Vitas Fzco.	2,299	14,507	568	-	-	(1,933)	(2,983)	(4,916)
SQM Qingdao Star Corp Nutrition Co. Ltd.	3,429	14	276	-	1,569	59	-	59
SQM Vitas Holland	2,552	-	19	-	-	(18)	(57)	(75)
SQM Vitas Brasil Agroindustria	31,423	5,690	29,843	-	16,695	(2,831)	(2,983)	(5,814)
SQM Vitas Perú S.A.C.	26,598	8,207	21,531	6,035	10,056	307	-	307
Pavoni & C. Spa	10,515	6,933	9,487	672	4,388	132	(160)	(28)
Covalent Lithium Pty Ltd.	1,294	1,376	1,705	271	-	432	183	615
Total	111,150	41,821	78,727	6,978	32,708	(4,774)	(6,000)	(10,774)

	As of December 31, 2019				As of March, 31 2019
	Assets		Liabilities			Gain (loss) from	Other
Joint Venture	Current	Non-current	Current	Non-current	Revenue	continuing operations	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	28,668	5,129	13,472	-	7	(85)	-	(85)
Coromandel SQM India	4,504	633	1,704	-	1,107	(77)	38	(39)
SQM Vitas Fzco.	9,695	20,014	1,136	-	36	847	931	1,778
SQM Qingdao Star Corp Nutrition Co. Ltd.	7,534	26	632	-	2,964	283	-	283
SQM Vitas Holland	2,609	-	2	-	-	(13)	(52)	(65)
SQM Vitas Brasil Agroindustria	46,118	7,299	40,334	-	99,657	178	(110)	68
SQM Vitas Perú S.A.C.	29,452	8,378	24,855	6,044	7,167	565	1,041	1,606
Pavoni & C. Spa	9,444	7,074	8,466	735	3,835	2	(149)	(147)
Covalent Lithium Pty Ltd.	1,616	958	2,111	383	-	(91)	-	(91)
Total	139,640	49,511	92,712	7,162	114,773	1,609	1,699	3,308

Notes to the Consolidated Interim Financial Statements March 31, 2020

10.5	Other Joint Venture disclosures:

	Depreciation and amortization expense for the period ending		Interest expense for the period ending		Income tax benefit (expense) for the period ending
Joint Venture	As of March 31, 2020	As of March 31, 2019	As of March 31, 2020	As of March 31, 2019	As of March 31, 2020	As of March 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	28	33	-	-	-	-
Coromandel SQM India	2,240	2,240	-	-	-	-
SQM Vitas Fzco.	3,020	3,071	-	-	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	1,243	4,640	-	-	-	-
SQM Vitas Holland	2,552	2,609	-	-	-	-
SQM Vitas Brasil Agroindustria	1,516	2,101	7,387	9,106	-	-
SQM Vitas Perú S.A.C.	396	225	249	258	775	895
Pavoni & C. Spa	601	314	5,218	5,509	-	-
Covalent Lithium Pty Ltd.	666	693	318	472	-	-
Total	12,262	15,926	13,172	15,345	775	895

	Depreciation and amortization expense for the period ending		Interest expense for the period ending		Income tax benefit (expense) for the period ending
Joint Venture	As of March 31, 2020	As of March 31, 2019	As of March 31, 2020	As of March 31, 2019	As of March 31, 2020	As of March 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	(669)	(186)	-	-	34	59
Coromandel SQM India	-	-	-	(3)	-	(6)
SQM Vitas Fzco.	-	-	(1)	(1)	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	(12)	(18)	-	-	(31)	(66)
SQM Vitas Holland	-	-	-	-	-	-
SQM Vitas Brasil Agroindustria	(77)	(109)	(189)	(321)	-	(92)
SQM Vitas Perú S.A.C.	-	(86)	(81)	(110)	(69)	(33)
Pavoni & C. Spa	(251)	(97)	(119)	(32)	(80)	-
Covalent Lithium Pty Ltd.	(24)	(63)	(7)	(13)	432	(29)
Total	(1,033)	(559)	(397)	(480)	286	(167)

Notes to the Consolidated Interim Financial Statement March 31, 2020

10.6	Joint Ventures

In 2017, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mount Holland lithium project in Western Australia. The Mt Holland Lithium Project consist, to design, construct and operate a mine, concentrator and refinery to produce approximately 45,000 metric tons of lithium hydroxide per year. SQM Australia paid US$ 75 million for this purchase.

This business meets the conditions stipulated in IFRS 11 to be considered a "joint operation", since management has agreed that the rights of the related assets and liabilities relate to a joint arrangement, which states that the joint operators share all interests in the related assets and liabilities in specific proportions.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 11    Cash and cash equivalents

11.1	Types of cash and cash equivalents

As of March 31, 2020, and December 31, 2019, cash and cash equivalents are detailed as follows:

Cash	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Cash on hand	49	71
Cash in banks	243,161	105,141
Other demand deposits	14,928	6,986
Total Cash	258,138	112,198

Cash equivalents	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	159,380	149,099
Short-term investments, classified as cash equivalents	310,081	327,233
Total cash equivalents	469,461	476,332
Total cash and cash equivalents	727,599	588,530

11.2	Short-term investments, classified as cash equivalents

As of March 31, 2020, and December 31, 2019, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	171,343	181,155
JP Morgan US dollar Liquidity Fund Institutional	138,738	146,078
Total	310,081	327,233

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. market.

Notes to the Consolidated Interim Financial Statement March 31, 2020

11.3	Information on cash and cash equivalents by currency

As of March 31, 2020, and December 31, 2019, information on cash and cash equivalents by currency is detailed as follows:

Currency	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Chilean Peso (*)	89,887	8,240
US Dollar	607,345	558,572
Euro	9,547	3,131
Mexican Peso	665	2,103
South African Rand	1,521	3,929
Japanese Yen	2,373	1,559
Peruvian Sol	4	4
Indian rupee	6	6
Chinese Yuan	14,983	2,484
Indonesian rupee	3	3
Argentine Peso	2	3
Pound Sterling	3	3
Australian Dollar	1,170	8,492
South Korean won	88	-
Dirham United Arab Emirates	1	-
Polish Zloty	1	1
Total	727,599	588,530

(*) The Company maintains financial derivative instruments policies which allow management to convert term deposits denominated in pesos and UF to US dollars.

11.4	Amount restricted (unavailable) cash balances

Cash on hand and cash in banks are available resources, and their carrying value is equal to their fair value.

As of March 31, 2020 and December 31, 2019, cash balances are presented with some form of restriction (see note 23.7).

Financial assets pledged as collateral

On November 4, 2004, Isapre Norte Grande has a guarantee equivalent to the total amount owed to its subsidiaries and medical suppliers, which is administered and maintained by Banco de Chile.

As of March 31, 2020, and, December 31, 2019 pledged assets are as follows

Restricted cash balances	As of March 31,2020	As of December 31, 2019
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	561	551
Total	561	551

Notes to the Consolidated Interim Financial Statement March 31, 2020

11.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Tasa de Interés	Placement date	Expiration date	Principal	Interest accrued to-date	As of March 31, 2020
						ThUS$	ThUS$	ThUS$
Banco crédito e inversiones	Fixed term	US$	1.94%	02-12-2020	04-23-2020	4,000	10	4,010
Banco crédito e inversiones	Fixed term	CLP$	0.19%	03-05-2020	04-23-2020	17,575	28	17,603
Banco crédito e inversiones	Fixed term	CLP$	0.18%	03-10-2020	06-01-2020	43,426	54	43,480
Banco Itau Chile	Fixed term	CLP$	0.18%	03-10-2020	06-01-2020	24,383	30	24,413
Banco Santander - Santiago	Fixed term	US$	2.15%	01-24-2020	04-23-2020	18,000	72	18,072
Banco Santander - Santiago	Fixed term	US$	1.91%	02-12-2020	04-23-2020	3,000	7	3,007
Scotiabank Sud Americano	Fixed term	CLP$	0.18%	01-27-2020	04-23-2020	16,637	62	16,699
Banco crédito e inversiones	Fixed term	US$	2.11%	03-03-2020	05-13-2020	1,500	2	1,502
Banco crédito e inversiones	Fixed term	US$	2.09%	02-28-2020	05-14-2020	1,500	3	1,503
Banco crédito e inversiones	Fixed term	US$	1.64%	03-10-2020	05-15-2020	2,000	2	2,002
Banco crédito e inversiones	Fixed term	US$	2.22%	03-24-2020	05-08-2020	2,500	1	2,501
Banco de Chile	Fixed term	US$	1.66%	02-18-2020	05-15-2020	1,000	2	1,002
Banco estado	Fixed term	US$	1.90%	02-25-2020	05-15-2020	1,500	3	1,503
Banco estado	Fixed term	US$	1.55%	03-11-2020	05-08-2020	2,900	3	2,903
Banco estado	Fixed term	US$	1.84%	02-19-2020	05-15-2020	1,500	3	1,503
Banco estado	Fixed term	US$	2.00%	03-03-2020	05-13-2020	2,500	3	2,503
Banco Santander - Santiago	Fixed term	US$	2.60%	03-31-2020	04-27-2020	3,000	-	3,000
Banco Santander - Santiago	Fixed term	US$	2.60%	03-27-2020	05-29-2020	2,800	1	2,801
Corpbanca	Fixed term	US$	2.42%	02-28-2020	05-14-2020	2,000	4	2,004
Corpbanca	Fixed term	US$	1.85%	02-19-2020	05-15-2020	1,500	3	1,503
Scotiabank Sud Americano	Fixed term	US$	2.05%	02-25-2020	05-15-2020	2,000	4	2,004
Scotiabank Sud Americano	Fixed term	US$	2.10%	02-28-2020	05-14-2020	2,500	5	2,505
Scotiabank Sud Americano	Fixed term	US$	1.90%	02-21-2020	05-08-2020	1,300	3	1,303
BBVA Banco Francés	Fixed term	US$	24%	03-28-2020	04-30-2020	47	1	48
Banco Itaú S.A.	Fixed term	US$	8%	01-02-2020	04-01-2020	6	-	6
Total						159,074	306	159,380

Notes to the Consolidated Interim Financial Statement March 31, 2020

Receiver of the deposit	Type of deposit	Original Currency	Tasa de Interés	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31,2019
						ThUS$	ThUS$	ThUS$
Banco crédito e inversiones	Fixed term	US$	3.45%	11-18-2019	02-13-2020	18,000	74	18,074
Banco crédito e inversiones	Fixed term	US$	2.85%	12-26-2019	02-20-2020	20,000	8	20,008
Banco de Chile	Fixed term	US$	3.45%	11-15-2019	01-23-2020	14,000	62	14,062
Banco de Chile	Fixed term	US$	3.50%	11-15-2019	01-09-2020	18,000	80	18,080
Banco de Chile	Fixed term	US$	3.45%	11-15-2019	01-16-2020	18,000	79	18,079
Banco Itau Chile	Fixed term	US$	2.90%	12-26-2019	02-20-2020	33,000	13	33,013
Scotiabank Sud Americano	Fixed term	CLP$	2.16%	12-30-2019	08-08-2020	6,812	-	6,812
Banco crédito e inversiones	Fixed term	US$	3.51%	11-21-2019	01-28-2020	1,000	4	1,004
Banco crédito e inversiones	Fixed term	US$	3.75%	12-02-2019	02-27-2020	2,000	6	2,006
Banco crédito e inversiones	Fixed term	US$	3.60%	11-25-2019	01-28-2020	1,000	4	1,004
Banco Estado	Fixed term	US$	2.15%	12-16-2019	01-06-2020	500	-	500
Banco Santander - Santiago	Fixed term	US$	2.55%	12-09-2019	02-04-2020	1,700	3	1,703
Corpbanca	Fixed term	US$	2.55%	12-16-2019	01-06-2020	2,500	3	2,503
Corpbanca	Fixed term	US$	3.64%	11-29-2019	02-13-2020	1,500	5	1,505
Corpbanca	Fixed term	US$	2.80%	11-12-2019	01-28-2020	2,000	8	2,008
Banco Santander - Santiago	Fixed term	US$	2.33%	10-16-2019	01-12-2020	1,000	5	1,005
Scotiabank Sud Americano	Fixed term	US$	2.45%	12-17-2019	01-13-2020	3,600	3	3,603
Scotiabank Sud Americano	Fixed term	US$	3.20%	11-13-2019	01-30-2020	500	2	502
Scotiabank Sud Americano	Fixed term	US$	3.40%	12-02-2019	02-27-2020	2,000	5	2,005
Scotiabank Sud Americano	Fixed term	US$	3.45%	11-18-2019	01-30-2020	1,500	6	1,506
BBVA Banco Francés	Fixed term	US$	39%	12-26-2019	01-27-2020	52	1	53
Banco Itaú S.A.	On demand	US$	8%	10-17-2019	12-31-2019	64	-	64
Total						148,728	371	149,099

Notes to the Consolidated Interim Financial Statement March 31, 2020

11.6	Net Debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented. The definition of the net debt is described in Note 21.1.

Net debt	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Cash and cash equivalents	727,599	588,530
Other current financial assets	677,742	505,490
Other non-current financial hedge assets	-	3,918
Other current financial liabilities	(460,048)	(291,128)
Lease liabilities, current	(7,520)	(7,694)
Other non-current financial hedge liabilities	(1,712,312)	(1,488,723)
Lease liabilities, non-current	(28,376)	(30,203)
Total	(802,915)	(719,810)

		Monetary			Non-monetary
Cash and cash equivalents	As of December 31, 2019	Amounts from loans	Amounts from interests	Other cash income/expenses	Hedging and non-hedging instruments	Exchange rate differences	Others	As of March 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(1,753,028)	(393,201)	11,694	7,040	-	47,375	(21,859)	(2,101,979)
Current and non-current lease liabilities	(37,897)	2,001	341	-	-	-	(341)	(35,896)
Financial instruments derived from hedging	(23,655)	707	3,348	-	(30,170)	-	(16,305)	(66,075)
Financial instruments derived from non-hedging	(3,169)	-	-	-	(1,137)	-	-	(4,306)
Subtotal	(1,817,749)	(390,493)	15,383	7,040	(31,307)	47,375	(38,505)	(2,208,256)
Cash and cash equivalents	588,530	-	-	147,233	-	(8,164)	-	727,599
Deposits that do not qualify as cash and cash equivalents	485,689	-	(5,191)	182,103	-	(48,626)	6,761	620,736
Derivatives from hedge assets	21,188	-	-	(342)	34,990	-	(2,135)	53,701
Derivatives from other financial non-hedge assets	2,532	-	-	576	197	-	-	3,305
Total	(719,810)	(390,493)	10,192	336,610	3,880	(9,415)	(33,879)	(802,915)

The definition of debt is described in Note 14.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 12	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	As of March 31, 2020	As of December 31, 2019
	MUS$	MUS$
Raw material	39,675	33,351
Products-in-progress	451,475	457,563
Finished product	550,237	492,424
Total	1,041,387	983,338

As of March 31, 2020, and December 31, 2019, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 399,729 and ThUS$ 393,600, respectively (including products in progress).

As of March 31, 2020, and December 31, 2019, inventory allowances recognized, amounted to ThUS$ 88,184 and ThUS$ 88,174, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, porosity, etc.), (see Note 3.13).

For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of obsolete, defective or slow-moving materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Raw material and supplies for production	2,102	2,488
Products-in-progress	70,595	71,468
Finished product	15,487	14,218
Total	88,184	88,174

The Company has not pledged inventory as collateral for the periods indicated above.

Notes to the Consolidated Interim Financial Statement March 31, 2020

As of March 31, 2020, and December 31, 2019, movements in provisions are detailed as follows:

Conciliation	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Beginning balance	88,174	105,282
Increase in Lower Value (1)	706	(6,987)
Additional Provision Differences of Inventory (2)	-	(123)
Increase / Decrease eventual differences and others (3)	156	(6,262)
Provision Used	(852)	(3,736)
Total changes	10	(17,108)
Final balance	88,184	88,174

(1)	There are three types of Lower Value Provisions: (a) Economic Realizable Lower Value, (b) Potential Inventory with Uncertain Future Use and (c) Reprocessing Costs of Off-Specification Products.

(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process.

(3)	This algorithm corresponds to the provision of diverse percentages based on the complexity in the measurement and rotation of stock, as well as standard differences based on previous results, as is the case with provisions relating to Commercial Offices.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 13	Related party disclosures

13.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

13.2	Relationships between the parent and the entity

Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership, On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Grupo Pampa as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statement March 31, 2020

13.3	Detailed identification of related parties and subsidiaries

As of March 31, 2020, and December 31, 2019, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
foreign	SQM North America Corp.	United States	US$	Subsidiary
foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
foreign	Soquimich European Holding B.V.	Netherlands	US$	Subsidiary
foreign	SQM Corporation N.V.	Netherlands	US$	Subsidiary
foreign	SQI Corporation N.V.	Netherlands	US$	Subsidiary
foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
foreign	North American Trading Company	United States	US$	Subsidiary
foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
foreign	SQM Perú S.A.	Peru	US$	Subsidiary
foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
foreign	SQM Investment Corporation N.V.	Netherlands	US$	Subsidiary
foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
foreign	SQM France S.A.	France	US$	Subsidiary
foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
foreign	SQM Italia SRL	Italy	US$	Subsidiary
foreign	Comercial Caimán Internacional S.A.	Panama	US$	Subsidiary
foreign	SQM África Pty. Ltd.	South Africa	US$	Subsidiary
foreign	SQM Colombia SAS	Colombia	US$	Subsidiary
foreign	SQM Internacional N.V.	Belgium	US$	Subsidiary
foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	Subsidiary
foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
foreign	SQM Australia PTY	Australia	US$	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	US$	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary

Notes to the Consolidated Interim Financial Statement March 31, 2020

Tax ID No	Name	Country of origin	Functional currency	Nature
76.064.419-6	Comercial Agrorama Ltda.	Chile	Ch$	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Ch$	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	US$	Subsidiary
foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	US$	Associate
foreign	Ajay North America	United States	US$	Associate
foreign	Ajay Europe SARL	France	Euro	Associate
foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
foreign	Kore Potash PLC	United Kindom	US$	Associate
foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
foreign	Coromandel SQM India	India	Indian rupee	Joint venture
foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
foreign	SQM Vitas Holland B.V.	Hollands	Euro	Joint venture
foreign	Covalent Lithium Pty Ltd.	Australia	US$	Joint venture
foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Ch$	Other related parties
79.049.778-9	Callegari Agrícola S.A.	Chile	Ch$	Other related parties
foreign	SQM Vitas Brasil Agroindustria (1)	Brazil	real brazilian	Other related parties
foreign	SQM Vitas Perú S.A.C. (1)	Peru	US$	Other related parties
foreign	Terra Tarsa B.V. (2)	Holland	Euro	Other related parties
foreign	Plantacote N.V. (2)	Belgium	Euro	Other related parties
foreign	Doktolab Tarim Arastima San. Tic As (2)	Turkey	Turkish Lira	Other related parties
foreign	Terra Tarsa Ukraine LLC (2)	Ukraine	Ukrainian Grivna	Other related parties
foreign	Terra Tarsa Don LLC (2)	Russian Federation	Russian ruble	Other related parties
foreign	Abu Dhabi Fertilizer Industries WWL (3)	Oman	United Arab Emirates dirham	Other related parties
foreign	International Technical and Trading Agencies CO WLL (3)	Jordan	United Arab Emirates dirham	Other related parties
foreign	Arpa Speciali S.R.L (4)	Italy	Euro	Other related parties

(1)	These Companies are subsidiaries of the joint venture SQM Vitas Fzco.

(2)	These Companies are subsidiaries of the associate Doktor Tarsa Tarim Sanayi AS.

(3)	These Companies are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL and therefore it absorbs these and takes responsibility of all of their assets and liabilities.

(4)	These Companies are subsidiaries of the joint venture Pavoni & C. SPA.

Notes to the Consolidated Interim Financial Statement March 31, 2020

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ivon Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ivon Sexta de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Julia Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Perseverancia Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Tamara 40 Segunda del Sector S.E. OF Concepción, Sierra Gorda	Chile	Ch$	Other related parties

Notes to the Consolidated Interim Financial Statement March 31, 2020

13.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of March 31, 2020, and December 31, 2019, the detail of significant transactions with related parties is as follows

Tax ID No	Name	Nature	Country of origin	Transaction	As of March 31, 2020	As of March 31, 2019
					ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Sale of products	4,055	60
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	8,483	5,598
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,168	1,054
Foreign	Ajay North America LL.C.	Associate	United States	Sale of products	7,991	5,682
Foreign	Ajay North America LL.C.	Associate	United States	Dividends	-	699
Foreign	Abu Dhabi Ferilizer Industries WWL	Associate	United Arab Emirates	Sale of products	191	605
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	205	15,487
Foreign	SQM Vitas Perú S.A.C.	Joint control or significant influence	Peru	Sale of products	2,544	7,346
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	226	650
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Dividends	1,910	-
Foreign	Terra Tarsa Ukraine LLC	Associate	Ukraine	Sale of products	579	960
Foreign	Plantacote NV	Associate	Belgium	Sale of products	1,219	1,031
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	1,924	1,265
Foreign	Arpa Speciali S.R.L.	Other related parties	Italy	Sale of products	474	800
Total					30,969	41,237

Notes to the Consolidated Interim Financial Statements March 31, 2020

13.5	Trade receivables due from related parties, current:

					As of March 31, 2020	As of December 31, 2019
Tax ID No	Name	Nature	Country of origin	Currency	ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US$	4,161	110
Foreign	Ajay Europe S.A.R.L.	Joint venture	Francia	Euro	10,741	3,712
Foreign	Ajay North America LL.C.	Associate	United States of America	US$	6,531	2,290
Foreign	Abu Dhabi Ferilizer Industries WWL	Associate	United Arab Emirates	United Arab Emirates Dirham	786	803
96.511.530-7	Soc.de Inversiones Pampa Calichera	Other related parties	Chile	US$	5	6
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	US$	18,481	27,275
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	US$	19,321	23,475
Foreign	Coromandel SQM India	Joint venture	India	Indian Rupee	575	1,792
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	United Arab Emirates Dirham	232	234
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Ukrainian hryvnia	576	7
Foreign	Terra Tarsa Don LLC	Other related parties	Federation of Russia	Russian Ruble	8	13
Foreign	Plantacote NV	Other related parties	Belgium	Euro	987	657
Foreign	SQM Eastmed Turkey	Associate	Turkey	Euro	47	47
Foreign	Pavoni & CPA	Joint venture	Italy	Euro	2,354	1,028
Foreign	Covalent Lithium Pty Ltd	Joint venture	Australia	US$	140	-
Foreign	Arpa Speciali S.R.L.	Other related parties	Italy	Euro	511	134
	Allowance				-	(356)
Total					65,456	61,227

The receivables for Sichuan SQM Migao Chemical Fertilizers Co Ltda. are presented net of provisions (provisions as of March 31, 2020 ThUS$ 10,965 and December 31, 2019 ThUS$ 10,965).

13.6	Trade payables due to related parties, current:

					As of March 31, 2020	As of December 31, 2019
Tax ID No	Company	Nature	Country of origin	Currency	ThUS$	ThUS$
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	USD	303	243
Foreign	Covalent Lithium Pty Ltd	Joint venture	Australia	Australian dollar	-	232
Total					303	475

Notes to the Consolidated Interim Financial Statements March 31, 2020

Note 14 Financial instruments

14.1	Types of other financial assets

Description of other financial assets	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Financial assets at amortized cost (1)	620,736	485,689
Derivative financial instruments
- For hedging	53,701	17,270
- Non-hedging (2)	3,305	2,531
Total other current financial assets	677,742	505,490
Financial assets at fair value through other comprehensive income	2,790	4,785
Derivative financial instruments
- For hedging	-	3,918
Other Financial assets at amortized cost	1,352	75
Total other non-current financial assets	4,142	8,778

Institution	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Banco de Crédito e Inversiones	142,672	185,400
Banco Santander	152,936	74,365
Banco Itau Corpbanca	101,332	120,628
Banco Security	15,886	17,964
Banco de Chile	21,765	18,026
Banco Estado	7,165	15,126
Scotiabank Sud Americano	178,980	54,180
Total	620,736	485,689

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions:

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 14.3).

(3)	As of March 31, 2020, of the total amount, ThUS$ 7,920 corresponds to margin calls and as of December 31, 2019, this value was ThUS$ 1,870.

Notes to the Consolidated Interim Financial Statements March 31, 2020

14.2            Trade and other receivables

	As of March 31, 2020			As of December 31, 2019
Trade and other receivables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables	315,453	-	315,453	367,583	-	367,583
Prepayments	33,721	-	33,721	20,309	-	20,309
Other receivables	11,451	1,764	13,215	11,250	1,710	12,960
Total trade and other receivables	360,625	1,764	362,389	399,142	1,710	400,852

	As of March 31, 2020			As of December 31, 2019
Trade and other receivables	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	330,269	(14,816)	315,453	383,775	(16,192)	367,583
Trade receivables, current	330,269	(14,816)	315,453	383,775	(16,192)	367,583
Prepayments, current	34,505	(784)	33,721	21,092	(783)	20,309
Other receivables, current	15,212	(3,761)	11,451	15,659	(4,409)	11,250
Current trade and other receivables	49,717	(4,545)	45,172	36,751	(5,192)	31,559
Other receivables, non-current	1,764	-	1,764	1,710	-	1,710
Non-current receivables	1,764	-	1,764	1,710	-	1,710
Total trade and other receivables	381,750	(19,361)	362,389	422,236	(21,384)	400,852

Notes to the Consolidated Interim Financial Statements March 31, 2020

(a)	Portfolio analysis

As of March 31, 2020, and December 31, 2019 the detail of the renegotiated portfolio is as follows:

As of March 31, 2020
Portfolio analysis
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio	Number of customers with renegotiated portfolio	Gross renegotiated portfolio
		ThUS$		ThUS$
Current	1,489	301,132	60	733
1 - 30 days	163	12,412	19	331
31 - 60 days	38	5,906	16	124
61 - 90 days	3	56	3	2
91 - 120 days	5	2,395	49	289
121 - 150 days	8	86	-	-
151 - 180 days	4	119	1	35
181 - 210 days	4	183	2	58
211 - 250 days	1	115	6	59
>250 days	147	5,426	123	808
Total	1,862	327,830	279	2,439

As of December 31, 2019
Portfolio analysis
Past due segments	Number of customers non-renegotiated portfolio	Gross non-renegotiated portfolio	Number of customers renegotiated portfolio	Gross renegotiated portfolio
		ThUS$		ThUS$
Al día	1,486	351,931	69	892
1 - 30 días	166	20,195	72	526
31 - 60 días	26	1,279	4	10
61 - 90 días	12	519	3	54
91 - 120 días	5	1,026	2	66
121 - 150 días	5	361	7	49
151 - 180 días	7	190	2	33
181 - 210 días	4	51	-	-
211 - 250 días	6	48	8	11
>250 días	144	5,449	137	1,085
Total	1,861	381,049	304	2,726

Notes to the Consolidated Interim Financial Statements March 31, 2020

(b)	Estimate for doubtful accounts

As of March 31, 2020
	Trade accounts receivable days past due
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	Trade receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	1%	13%	38%	41%	76%	-	-
Total Gross Book Value	301,865	12,743	6,030	58	9,573	330,269	76,422
Deterioration Estimate	3,518	1,664	2,290	24	7,320	14,816	10,966

As of December 31, 2019
	Trade accounts receivable days past due
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	Trade receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	1%	18%	34%	44%	78%	-	-
Total Gross Book Value	352,823	20,721	1,288	573	8,370	383,775	72,550
Deterioration Estimate	5,285	3,664	440	251	6,552	16,192	11,323

As of March 31, 2020, and December 31, 2019, movements in provisions are as follows:

Provisions	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Provision Impairment Accounts receivable at the beginning of the Period	32,707	32,634
Increase / (decrease) impairment of accounts receivable for the period to profit and loss	(1,770)	1,057
Use of Provision Applied to Accounts Receivable	(610)	(984)
Impairment of Accounts Receivable Provision at the Star of the Period	30,327	32,707
(1) Trade and Other Receivables Provision	14,816	16,192
(2) Current Related Party Receivables Provision	4,545	5,192
(3) Provision Trade payables due to related parties, current	10,966	11,323
Recovery of Insurance	46	320

Impairment of Accounts Receivable Provision	30,327	32,707
Renegotiated Provision	1,587	1,905
Non-renegotiated Provision	28,740	30,802

Notes to the Consolidated Interim Financial Statement March 31, 2020

14.3 Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. As of March 31, 2020, the notional amount of cash flows agreed upon in US dollars of the cross-currency swap contracts amounted to ThUS$ 418,539 (As of December 31., 2019 ThUS$ 435,167).

Expressed in ThUS$	Assets / (Liabilities) Derivative Instrument	Total Realized	Hedging Reserve in Gross Equity
Hedging with debt as underlying as of March 31, 2020
Hedging Assets	-	-	-
Hedging Liabilities	(68,162)	(62,561)	(5,601)
Underlying Debt Coverage	(68,162)	(62,561)	(5,601)
Underlying Investment Coverage as of March 31, 2020
Hedging Assets	53,701	56,121	(2,420)
Hedging Liabilities	(65)	414	(480)
Coverage with Underlying Investments	53,636	56,535	(2,900)

Expressed in ThUS$	Assets / (Liabilities) Derivative Instrument	Total Realized	Hedging Reserve in Gross Equity
Hedging with debt as underlying as of December 31, 2019
Hedging Assets	3,918	(4,194)	8,112
Hedging Liabilities	(22,771)	(25,363)	2,592
Underlying Debt Coverage	(18,853)	(29,557)	10,704
Underlying Investment Coverage as of December 31, 2019
Hedging Assets	17,270	17,857	(587)
Hedging Liabilities	(889)	(711)	(178)
Coverage with Underlying Investments	16,381	17,146	(765)

Effect of Coverage in Profit and Equity for the period as as of March 31, 2020	Variation Total	Result	Coverage Reserve Due to Variation Gross Coverage
Analysis Effect by Type of Coverage
Underlying Debt Coverage	(49,309)	(33,004)	(16,305)
Coverage with Underlying Investments	37,255	39,389	(2,135)
Total hedging effect on profit or loss and equity in the period	(12,054)	6,385	(18,440)
Analysis Effect by type of asset
Hedging in Current and Non-Current Assets	32,513	42,458	(9,945)
Hedging in Current and Non-Current Liabilities	(42,419)	(36,073)	(6,347)
Total Effect of Coverage in Profit or Loss and Shareholders' Equity for the period	(9,906)	6,385	(16,292)

Notes to the Consolidated Interim Financial Statement March 31, 2020

The balances in the “total realized” column consider the intermediate effects of the contracts in force from January 1 to March 31, 2020 and from January 1 to December 31, 2019.

Derivative contract maturities are detailed as follows:

Serie	Contract amount	Currency	Maturity date
	MUS$
H	141,104	UF	01/04/2023
O	58,748	UF	02/01/2022
P	134,228	UF	01/15/2028

Effectiveness

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in UF. Likewise, hedging contracts are denominated in the same currencies and have the same maturity dates of bond principal and interest payments.

Effectiveness tests have verified that hedges are effective as of the reporting date.

Notes to the Consolidated Interim Financial Statement March 31, 2020

14.4            Financial liabilities

Other current and non-current financial liabilities

As of March 31, 2020, and December 31, 2019, the detail is as follows:

Other current and non-current financial	As of December 31, 2019			As of March 31, 2020
liabilities	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	719	69,198	69,917	199	69,138	69,337
Obligations with the public	446,034	1,586,024	2,032,058	280,578	1,403,108	1,683,686
Derivative financial instruments
For hedging	8,990	57,090	66,080	7,183	16,477	23,660
Non-Hedging	4,305	-	4,305	3,168	-	3,168
Total	460,048	1,712,312	2,172,360	291,128	1,488,723	1,779,851

Current and non-current bank borrowings

As of March 31, 2020, and December 31, 2019, the detail is as follows:

Current and non-current bank borrowings	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Current loans and Current portion of long-term loans	69,198	69,138
Non-current loans	719	199
Short-term borrowings and current portion of long-term borrowings	69,917	69,337

Notes to the Consolidated Interim Financial Statement March 31, 2020

a)            Bank borrowings, current:

As of March 31, 2020, and December 31, 2019, the detail of this caption is as follows:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Repayment	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Upon maturity	05/29/2023	1.67%	3.01%

Debtor	Creditor	Nominal amounts as of March 31, 2020			Current amounts as of March 31, 2020
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	719	-	719	-	719
Total		-	-	-	719	-	719	-	719

Debtor			Creditor
Tax ID No	Company	Country	Tax ID No	Financial institution	Country	Currency or adjustment index	Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	US$	Upon maturity	05/29/2023	2.11%	3.01%
Foreign	Nitratos Naturais do Chile Lim	Brazil	Foreign	Banco ITAU Brasil	Brazil	BRL	Upon maturity	12/31/2019	13.57%	4.25%

		Nominal amounts as of December 31,			Current amounts as of December 31,
Debtor	Creditor	2019			2019
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	187	187	-	187
Nitratos Naturais do Chile Lim	Banco ITAU Brasil	-	-	-	12	-	12	-	12
Total		-	-	-	12	187	199	-	199

Notes to the Consolidated Interim Financial Statement March 31, 2020

b)	Unsecured obligations, current:

As of March 31, 2020, and December 31, 2019, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	04-21-2020	US$	Semiannual	Upon maturity	0.43%	5.50%
93.007.000-9	SQM S.A.	Chile	-	MUS$250	07-28-2020	US$	Semiannual	Upon maturity	2.15%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04-03-2020	US$	Semiannual	Upon maturity	1.42%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05-07-2020	US$	Semiannual	Upon maturity	4.08%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	07-22-2020	US$	Semiannua	Upon maturity	4.30%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H(*)	07-05-2020	UF	Semiannual	Semiannual	0.96%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O(*)	08-01-2020	UF	Semiannual	Upon maturity	2.00%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	07-15-2020	UF	Semiannual	Upon maturity	2.54%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2020	UF	Semiannual	Upon maturity	3.11%	3.45%

(*) The maturity of these Bonds is after 1 year, however on March 31, 2020, an early par redemption option was triggered.

			Nominal amounts as of March 31, 2020			Current maturities as of March 31, 2020
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	256,111	-	256,111	256,111	-	256,111	(433)	255,678
SQM S.A.	Chile	MUS$250	-	1,914	1,914	-	1,914	1,914	(34)	1,880
SQM S.A.	Chile	MUS$300	5,377	-	5,377	5,377	-	5,377	(614)	4,763
SQM S.A.	Chile	MUS$450	7,650	-	7,650	7,650	-	7,650	(679)	6,971
SQM S.A.	Chile	MUS$400	-	3,258	3,258	-	3,258	3,258	(236)	3,022
SQM S.A.	Chile	H	-	123,462	123,462	-	123,462	123,462	(1,358)	122,104
SQM S.A.	Chile	O	-	50,662	50,662	-	50,662	50,662	(861)	49,801
SQM S.A.	Chile	P	-	685	685	-	685	685	(12)	673
SQM S.A.	Chile	Q	1,148	-	1,148	1,148	-	1,148	(6)	1,142
Total			270,286	179,981	450,267	270,286	179,981	450,267	(4,233)	446,034

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Debtor							Periodicity
Tax I No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	04-21-2020	US$	Semiannual	Upon maturity	0.43%	5.50%
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01-28-2020	US$	Semiannual	Upon maturity	2.35%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04-03-2020	US$	Semiannual	Upon maturity	1.42%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05-07-2020	US$	Semiannual	Upon maturity	4.07%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2020	UF	Semiannual	Semiannual	1.36%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2020	UF	Semiannual	Upon maturity	2.41%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2020	UF	Semiannual	Upon maturity	2.71%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2020	UF	Semiannual	Upon maturity	3.11%	3.45%

			Nominal amounts as of December 31, 2019			Current maturities as of December 31, 2019
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	-	252,674	252,674	-	252,674	252,674	(386)	252,288
SQM S.A.	Chile	MUS$250	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	-	2,658	2,658	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	MUS$450	-	2,869	2,869	-	2,869	2,869	(679)	2,190
SQM S.A.	Chile	H	17,166	-	17,166	17,166	-	17,166	(139)	17,027
SQM S.A.	Chile	O	890	-	890	890	-	890	(67)	823
SQM S.A.	Chile	P	1,686	-	1,686	1,686	-	1,686	(12)	1,674
SQM S.A.	Chile	Q	-	323	323	-	323	323	(6)	317
Total			24,390	258,524	282,914	24,390	258,524	282,914	(2,336)	280,578

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Interim Financial Statement March 31, 2020

c)	Classes of interest-bearing loans, non-current

The following table shows the details of bank loans as of March 31, 2020 and December 31, 2019:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	USD	Maturity	2.17%	3.01%

Debtor	Creditor	Nominal non-current maturities as of March 31, 2020				Non-current maturities as of of March 31, 2020
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	70,000	70,000	-	-	70,000	70,000	(802)	69,198
Total		-	-	70,000	70,000	-	-	70,000	70,000	(802)	69,198

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	USD	Maturity	2.84%	3.01%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2019				Non-current maturities as of December 31, 2019
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	70,000	70,000	-	-	70,000	70,000	(862)	69,138
Total		-	-	70,000	70,000	-	-	70,000	70,000	(862)	69,138

Notes to the Consolidated Interim Financial Statement March 31, 2020

d)            Non-current unsecured interest-bearing bonds

The following table shows the details of “unsecured debentures that accrue non-current interest” as of March 31, 2020, and December 31, 2019:

Debtor							Periodicity
Tax I No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01-28-2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04-03-2023	US$	Semiannual	Upon maturity	3.43%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05-07-2029	US$	Semiannual	Upon maturity	4.18%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01-22-2050	US$	Semiannual	Upon maturity	4.22%	4.25%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2038	UF	Semiannual	Upon maturity	3.45%	3.45%

	Nominal non-current maturities as of March 31, 2020						Non-current maturities as of March 31, 2020
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(1,661)	248,339
MUS$300	-	-	300,000	-	-	300,000	-	-	300,000	-	-	300,000	(1,240)	298,760
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(5,528)	444,472
MUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,745)	393,255
P	-	-	-	-	100,691	100,691	-	-	-	-	100,691	100,691	(86)	100,605
Q	-	-	-	-	100,692	100,692	-	-	-	-	100,692	100,692	(99)	100,593
Total	-	-	300,000	-	1,301,383	1,601,383	-	-	300,000	-	1,301,383	1,601,383	(15,359)	1,586,024

Notes to the Consolidated Interim Financial Statement March 31, 2020

Debtor							Periodicity
Tax I No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01-28-2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04-03-2023	US$	Semiannual	Upon maturity	3.43%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05-07-2029	US$	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2030	UF	Semiannual	Semiannual	4.78%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2033	UF	Semiannual	Upon maturity	3.70%	5.50%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2038	UF	Semiannual	Upon maturity	3.45%	3.45%

	Nominal non-current maturities as of December 31, 2019						Non-current maturities as of December 31, 2019
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(1,514)	248,486
MUS$300	-	-	300,000	-	-	300,000	-	-	300,000	-	-	300,000	(1,393)	298,607
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(5,923)	444,077
H	13,749	13,749	13,749	13,749	75,621	130,617	13,749	13,749	13,749	13,749	75,621	130,617	(1,253)	129,364
O	-	-	-	-	56,715	56,715	-	-	-	-	56,715	56,715	(811)	55,904
P	-	-	-	-	113,430	113,430	-	-	-	-	113,430	113,430	(89)	113,341
Q	-	-	-	-	113,430	113,430	-	-	-	-	113,430	113,430	(101)	113,329
Total	13,749	13,749	313,749	13,749	1,059,196	1,414,192	13,749	13,749	313,749	13,749	1,059,196	1,414,192	(11,084)	1,403,108

Notes to the Consolidated Interim Financial Statement March 31, 2020

e)	Additional information

Bonds

As of March 31, 2020, and, December 31, 2019, the details of each issuance are as follows:

(i)	Serie “H” bonds

On January 13, 2009, the Company placed the Series H bond for UF 4,000,000 (ThUS$ 139,216) at an annual interest rate of 4.9%, with a term of 21 years and amortizations of principal beginning in 2019.

On July 5, 2019, amortization of principal amounted to UF 181,818.18. (ThUS$ 7,494) with an associated cross currency swap hedge income of ThUS$ 439.

The H Bond is subject to the early redemption option pursuant to the leverage ratio. See Note 21.1

On January 5, 2020, amortization of principal amounted to UF 181,818.18. (ThUS$ 6,787) with an associated cross currency swap hedge income of ThUS$ 707.

As of March 31, 2020, and December 31, 2019, the Company has made the following payments with a charge to the Series H bonds and their associated CCS hedging:

Payments made	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Payments of interest, Series H bonds	3,450	7,868
CCS Coverage	1,275	1,952

(ii)	Single series bonds, second issue MUS$ 250

On April 21, 2010, the Company informed the CMF of its placement in international markets of an unsecured bond of ThUS$ 250,000, pursuant to Rule 144 -A and Regulation S of the Securities and Exchange Commission with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5%.

As of March 31, 2020, and December 31, 2019, the detail of payments charged to the line of single series bonds, second issue is as follows

Payments made	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Interest payment	-	13,750

Notes to the Consolidated Interim Financial Statement March 31, 2020

(iii)	Series “O” bonds

On April 4, 2012, the Company issued “Series O” for UF 1,500,000 (ThUS$ 69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%.

The O Bond is subject to the early redemption option pursuant to the leverage ratio. See Note 21.1

As of March 31, 2020, and December 31, 2019, the Company has made the following payments with a charge to Series O bonds and their associated CCS hedging:

Payments made	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Payment of interest, Series O bonds	1,001	2,308
CCS Coverage	340	354

(iv)	Single series bonds, third issue MUS$ 300

On April 3, 2013, the Company issued a non-secured bond in the United States with a value of US$ 300 million. pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission. The bond is for a 10-year term with an annual coupon rate of 3.625%.

As of March 31, 2020, and December 31, 2019, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Payment of interest	-	10,875

Notes to the Consolidated Interim Financial Statement March 31, 2020

(v)	Single series bonds, fourth issuance MUS $250

On October 23, 2014, the Company informed the CMF the issuance and placement of unsecured bonds amounting ThUS$ 250,000 in international markets, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission. These bonds mature in 2025 and have annual interest rate of 4.375%.

For the periods ended on March 31, 2020, and December 31, 2019, the following payments have been made.

Payments made	As of March 31,2020	As of December 31, 2019
	ThUS$	ThUS$
Payment of interest	5,469	10,938

(vi)	Series “P” bonds

The Company informed the CMF that on March 29, 2018, it was authorized the placement on the stock market of the Series “P” bond with a value of UF 3,000,000, with a charge to the 10 year Bonds Line registered in the CMF Securities Registry under number 563.

The bonds Series P (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be early redeemed by the Company starting from the date of placement, that was, as of April 5, 2018.

For the periods ended on March 31, 2020 and December 31, 2019, the following payments and their associated CCS have been made:

Payments made	As of March 31,2020	As of December 31, 2019
	ThUS$	ThUS$
Payment of interest	1,774	3,960
CCS Coverage	1,732	2,995

Notes to the Consolidated Interim Financial Statement March 31, 2020

(vii)	Series Q bonds

On October 31, 2018, the issuance of Series Q bonds (the "Bonds"Series Q) was authorized in the general stock market for the amount of UF 3,000,000, which were registered in the Securities Registry of your Commission on February 14, 2012 under number 700.

The bonds Series Q (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in Unidades de Fomento, from June 1, 2018 thereon; and (iii) may be early redeemed by the Company starting from the placement date, that was, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $ 83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.

For the years ended March 31, 2020 and December 31, 2019, the following payments have been made:

Payments made	As of March 31,2020	As of December 31, 2019
	ThUS$	ThUS$
Payment of interest	-	3,791

(viii)	Single series fifth issue bonds ThUS$ 450,000

On May 7, 2019 the CMF was informed that the Company issued and placed unsecured bonds for ThUS$ 450,000 pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission on international markets. These bonds will mature in 2029, carry an interest rate of 4.25% per annum,

Payments made	As of March 31,2020	As of December 31, 2019
	ThUS$	ThUS$
Payment of interest	-	9,563

(ix)	Single series sixth issue bonds MUS$ 400

On January 22, 2020, the Company has placed unsecured bonds in international markets for US$ 400 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 4.250% and a maturity in the year 2050. As of March 31, 2020, no interest payments have been made.

Notes to the Consolidated Interim Financial Statement March 31, 2020

14.5	Trade and other payables

a)	Details trade and other payables

As of March 31, 2020, and December 31, 2019, the balance of current and past due suppliers is as follows:

	As of March 31, 2020			As of December 31, 2019
Details trade and other payables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	170,879	-	170,879	205,414	-	205,414
Other accounts payable	304	-	304	376	-	376
Prepayments	-	21,168	21,168	-	-	-
Total	171,183	21,168	192,351	205,790	-	205,790

Suppliers current on all payments

	Amounts according to payment periods as of March 31, 2020
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	90,330	1,082	155	136	1,847	21,168	114,718
Services	41,337	310	-	-	82	-	41,729
Others	26,930	8	-	-	-	-	26,938
Total	158,597	1,400	155	136	1,929	21,168	183,385

	Amounts according to payment periods as of December 31, 2019
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	126,577	4,655	128	116	2,019	-	133,495
Services	51,785	168	-	-	87	-	52,040
Others	8,741	146	-	-		-	8,887
Total	187,103	4,969	128	116	2,106	-	194,422

Suppliers past due on payments

	Amounts according to payment periods as of March 31, 2020
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	992	137	182	73	434	-	1,818
Services	2,064	292	137	430	323	-	3,246
Others	1,675	48	69	113	1,697	-	3,602
Total	4,731	477	388	616	2,454	-	8,666

	Amounts according to payment periods as of December 31 2019
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	2,086	264	35	65	1,060	-	3,510
Services	3,073	329	116	387	580	-	4,485
Others	1,918	45	311	215	508	-	2,997
Total	7,077	638	462	667	2,148	-	10,992

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of March 31, 2020, the Company has purchase orders amounting to ThUS$ 93,565 and ThUS$ 101,280 as of December 31, 2019.

Notes to the Consolidated Interim Financial Statement March 31, 2020

14.6	Financial asset and liability categories

a)            Financial Assets

	As of March 31, 2020			As of December 31, 2019
Description of financial assets	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	727,599	-	727,599	588,530	-	588,530
Trade receivables due from related parties at amortized cost	65,456	-	65,456	61,227	-	61,227
Financial assets measured at amortized cost	620,736	1,352	622,088	485,689	75	485,764
Loans and receivables measured at amortized cost	360,625	1,764	362,389	399,142	1,710	400,852
Total financial assets measured at amortized cost	1,774,416	3,116	1,777,532	1,534,588	1,785	1,536,373
Financial instruments for hedging purposes through equity	53,701	-	53,701	17,270	3,918	21,188
Finanacial instruments held for trading at fair value through profit or loss	3,305	-	3,305	2,531	-	2,531
Financial assets classified as available for sale at fair value through equity	-	2,790	2,790	-	4,785	4,785
Total financial assets at fair value	57,006	2,790	59,796	19,801	8,703	28,504
Total financial assets	1,831,422	5,906	1,837,328	1,554,389	10,488	1,564,877

Notes to the Consolidated Interim Financial Statement March 31, 2020

b)            Financial Liabilities

	As of March 31, 2020			As of December 31, 2019
Description of financial liabilities	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through equity	8,990	57,090	66,080	7,183	16,477	23,660
Held for trading at fair value through profit or loss	4,305	-	4,305	3,168	-	3,168
Financial liabilities at fair value through profit or loss	13,295	57,090	70,385	10,351	16,477	26,828
Bank loans	719	69,198	69,917	199	69,138	69,337
Obligations to the public	446,034	1,586,024	2,032,058	280,578	1,403,108	1,683,686
Lease Liabilities	7,520	28,376	35,896	7,694	30,203	37,897
Tade and other payables	171,183	-	171,183	205,790	-	205,790
Trade payables due to related parties	303	-	303	475	-	475
Total financial liabilities at amortized cost	625,759	1,683,598	2,309,357	494,736	1,502,449	1,997,185
Total financial liabilities	639,054	1,740,688	2,379,742	505,087	1,518,926	2,024,013

Notes to the Consolidated Interim Financial Statement March 31, 2020

14.7	Fair value measurement of assets and liabilities

The fair value hierarchy is detailed as follows:

(a)	Level 1: using quoted prices (unadjusted) only in active markets.

(b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

(c)	Level 3: inputs for the asset or liability that are not based on observable market data.

Notes to the Consolidated Interim Financial Statement March 31, 2020

	As of March 31, 2020			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (informative)	Valor Libro Fair value	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalent	727,599	727,599	-	-	727,599	-
Other current financial assets
- Time deposits	620,736	620,736	-	-	620,736	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,762	-	2,762	-
- Options	-	-	543	-	543	-
- Hedging assets	-	-	-	-	-	-
-Investment hedge swaps	-	-	53,701	-	53,701	-
Non-current accounts receivable	1,764	1,764	-	-	-	-
Other non-current financial assets:
- Other	1,372	1,372	-	-	1,372	-
- Actions	-	-	2,770	2,770	-	-
- Hedging assets – Swaps	-	-	-	-	-	-
Other current financial liabilities
- Bank loans	719	719	-	-	719	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	3,811	-	3,811	-
- Options	-	-	494	-	494	-
-Hedging liabilities Swaps	-	-	8,990	-	8,990	-
- Inversions	-	-	-	-	-	-
- Unsecured obligations	446,034	446,034	-	-	446,034	-
- Current lease liabilities	7,520	7,520	-	-	7,520	-
Other non-current financial liabilities
- Bank loans	69,198	69,383	-	-	71,306	-
- Unsecured obligations	1,586,024	1,964,878	-	-	2,155,599	-
- Non-current hedging liabilities	-	-	57,090	-	57,090	-
- Non-current lease liabilities	28,376	30,920	-	-	30,981	-

Notes to the Consolidated Interim Financial Statement March 31, 2020

	As of December 31, 2019			Metodología de medición
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (informative)	Valor Libro Fair value	Nivel 1	Nivel 2	Nivel 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	588,530	588,530	-	-	588,530	-
Other current financial assets:
- Time deposits	485,689	485,689	-	-	485,689	-
-Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,420	-	2,420	-
- Options	-	-	111	-	111	-
- Hedging assets	-	-	-	-	-	-
- Investment hedge swaps	-	-	17,270	-	17,270	-
Non-current accounts receivable	1,710	1,710	-	-	-	-
Other non-current financial assets
- Other	94	94	-	-	94	-
- Actions	-	-	4,785	4,785	-	-
- Hedging assets - Swaps	-	-	3,918	-	3,918	-
Other current financial liabilities
- Bank loans	199	199	-	-	199	-
-Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,837	-	2,837	-
- Options	-	-	289	-	289	-
- Hedging liabilities - Swaps	-	-	7,183	-	7,183	-
- Inversions	-	-	-	-	-	-
- Unsecured obligations	280,578	280,578	-	-	280,578	-
-Current lease liabilities	7,694	7,694	-	-	7,694	-
Other non-current financial liabilities:
- Bank loans	69,138	71,033	-	-	71,033	-
- Unsecured obligations	1,403,108	1,658,506	-	-	1,658,506	-
- Non-current hedging liabilities	-	-	16,477	-	16,477	-
- Non-current lease liabilities	30,203	33,187	-	-	33,187	-

Notes to the Consolidated Interim Financial Statement March 31, 2020

14.8	Estimated fair value of financial instruments

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

Estimate of fair value for the record

Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF).

The value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Ch/UF) and liability (US$) parts of the derivative. In the case of the interest rate swaps, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.

In the case of cross currency swaps, the entry data used for the valuation models are UF, peso, USD and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts is recognized in the caption finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

Estimate of fair value for reporting purposes

•	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

•	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

•	Payables, current lease liabilities and other current financial liabilities are considered fair value equal to book value due to the short-term maturity of these accounts.

•	The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Chilean peso/UF) and foreign currency (US dollar), loans denominated in foreign currency (US dollar) and lease liabilities of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Chilean peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Nota 15	Right-of-use assets and Lease liabilities

15.1	Right-of-use assets

Reconciliation of changes in right-of-use assets as of March 31, 2020, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Office equipment	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Constructions in progress	Machinery, plant and equipment	Buildings, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	-	25,742	-	3,356	-	-	-	-	-	-	-	8,066	37,164
Depreciation expenses	-	(888)	-	(219)	-	-	-	-	-	-	-	(1,005)	(2,112)
Total changes	-	(888)	-	(219)	-	-	-	-	-	-	-	(1,005)	(2,112)
Closing balance	-	24,854	-	3,137	-	-	-	-	-	-	-	7,061	35,052

Reconciliation of changes in right-of-use assets as of March 31, 2020, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Office equipment	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Constructions in progress	Machinery, plant and equipment	Buildings, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial recognition of IFRS 16	-	29,289	-	3,893	-	-	-	-	-	-	-	11,933	45,115
Balance recognized in IFRS 16	-	29,289	-	3,893	-	-	-	-	-	-	-	11,933	45,115
Depreciation expenses	-	(3,547)	-	(537)	-	-	-	-	-	-	-	(3,867)	(7,951)
Total changes	-	(3,547)	-	(537)	-	-	-	-	-	-	-	(3,867)	(7,951)
Closing balance	-	25,742	-	3,356	-	-	-	-	-	-	-	8,066	37,164

The Company’s lease activities included the following aspects:

(a) The nature of the Company’s lease activities is related to contracts focused primarily on business operations, notably rights-of-use to equipment and real estate,

(b) The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.

(c) These are not subject to restrictions or agreements imposed by contracts.

There were no sales transactions with leases later in the period.

Notes to the Consolidated Interim Financial Statement March 31, 2020

15.2	Lease liabilities

Lease liabilities	As of March 31, 2020		As of December 31, 2019
	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	7,520	28,376	7,694	30,203
Total	7,520	28,376	7,694	30,203

ii)	Current and non-current lease liabilities

(d) As of March 31, 2020 and December 31, 2019, the current lease liabilities is as follow:

Debtor			Creditor			Contract	Type of	Maturity
Tax ID No.	Company	Country	Tax ID No.	Supplier	Country	indexation unit	amortization	date	Effective rate
79.626.800-K	SQM Salar S.A.	Chile	83.776.000-3	Empresa Constructora Contex Ltda	Chile	UF	Monthly	03-31-2021	8.08%
79.626.800-K	SQM Salar S.A.	Chile	76.146.110-9	Transportes, Construcción y Servicios Cribach Ltda	Chile	CLP$	Monthly	09-01-2020	8.93%
79.626.800-K	SQM Salar S.A.	Chile	76.065.017-K	SKM Industrial Ltda.	Chile	CLP$	Monthly	06-01-2022	8.93%
79.626.800-K	SQM Salar S.A.	Chile	96.862.140-8	Ameco Chile S.A.	Chile	CLP$	Monthly	04-24-2021	4.07%
79.947.100-0	SQM Industrial S.A.	Chile	96.856.400-5	El Trovador S.A.	Chile	UF	Monthly	02-08-2030	3.10%
79.947.100-0	SQM Industrial S.A.	Chile	76.976.580-8	Sociedad Comercial Grandleasing Chile Ltda	Chile	UF	Monthly	08-26-2024	2.72%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.729.932-K	SAAM Logistics S.A.	Chile	UF	Monthly	08-01-2020	6.18%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2020	6.18%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2020	6.18%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.722.280-7	Inmobiliaria Chincui SPA	Chile	UF	Monthly	05-01-2028	3.38%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S.A.	Chile	UF	Monthly	05-24-2021	6.18%
Foreign	SQM North America Corp.	USA	Foreign	Paces West LL.	USA	US$	Monthly	12-31-2027	3.36%
Foreign	SQM North America Corp.	USA	Foreign	Hawkins Nunmber One, LLC	USA	US$	Monthly	08-31-2024	3.33%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Onni Ensenada S.A. de C.V.	Mexico	US$	Monthly	12-03-2026	3.45%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	MExican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Europe N.V.	Belgium	Foreign	Straatsburgdok N.V.	Belgium	Euro	Monthly	03-31-2027	1.30%
Foreign	SQM Australia PTY	Australia	Foreign	The trust Company (Australia) Pty Ltd	Australia	Australian dollar	Monthly	01-31-2021	3.60%

Notes to the Consolidated Interim Financial Statement March 31, 2020

Debtor	Creditor	Nominal amounts as of March 31,2020			Current amounts as of March 31, 2020
		Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
Company	Supplier	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	554	1,662	2,216	516	1,609	2,125
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	74	49	123	72	49	121
SQM Salar S.A.	SKM Industrial Ltda.	202	607	809	169	531	700
SQM Salar S.A.	Ameco Chile S.A.	135	404	539	130	398	528
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	345	1,052	1,397
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	540	720	160	488	648
Soquimich Comercial S.A.	SAAM Logistics S.A.	106	35	141	105	35	140
Soquimich Comercial S.A.	Muelles de Penco S.A.	45	15	60	44	15	59
Soquimich Comercial S.A.	Muelles de Penco S.A.	48	16	64	48	16	64
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	120	366	486
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	55	164	219	52	159	211
SQM North America Corp.	Paces West LL.	51	158	209	37	121	158
SQM North America Corp.	Hawkins Nunmber One, LLC	31	94	125	26	82	108
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	79	240	319
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	59	79	15	46	61
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	5	17	22
SQM Europe N.V.	Straatsburgdok N.V.	91	273	364	82	248	330
SQM Australia PTY	The trust Company (Australia) Pty Ltd	11	32	43	11	32	43
Total		2,332	6,295	8,627	2,016	5,504	7,520

Notes to the Consolidated Interim Financial Statement March 31, 2020

Debtor	Creditor	Nominal amounts as of December 31,2019			Current amounts as of December 31, 2019
		Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
Company	Supplier	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	554	1,662	2,216	506	1,578	2,084
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	74	124	198	71	121	192
SQM Salar S.A.	SKM Industrial Ltda.	202	607	809	166	519	685
SQM Salar S.A.	Ameco Chile S.A.	135	404	539	129	394	523
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	343	1,044	1,387
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	540	720	159	485	644
Soquimich Comercial S.A.	SAAM Logistics S.A.	106	142	248	103	140	243
Soquimich Comercial S.A.	Muelles de Penco S.A.	45	60	105	44	59	103
Soquimich Comercial S.A.	Muelles de Penco S.A.	48	64	112	47	64	111
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	119	363	482
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	55	164	219	51	157	208
SQM North America Corp.	Paces West LL.	49	156	205	34	116	150
SQM North America Corp.	Hawkins Nunmber One, LLC	31	93	124	26	81	107
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	78	238	316
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	59	79	15	46	61
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	5	16	21
SQM Europe N.V.	Straatsburgdok N.V.	91	273	364	82	247	329
SQM Australia PTY	The trust Company (Australia) Pty Ltd	16	32	48	16	32	48
Total		2,335	6,567	8,902	1,994	5,700	7,694

Notes to the Consolidated Interim Financial Statement March 31, 2020

As of March 31, 2020 and December 31, 2019, the Non-current lease liabilities is as follow:

Debtor	Creditor	Nominal amounts as of March 31,2020				Current amounts as of March 31, 2020
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	SKM Industrial Ltda.	945	-	-	945	896	-	-	896
SQM Salar S.A.	Ameco Chile S.A.	-	-	-	-	-	-	-	-
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	7,304	16,628	2,926	4,737	6,875	14,538
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	1,441	961	-	2,402	1,351	943	-	2,294
Soquimich Comercial S.A.	SAAM Logistics S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,883	1,360	4,498	1,021	1,665	1,310	3,996
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	18	-	-	18	18	-	-	18
SQM North America Corp.	Paces West LL.	442	714	447	1,603	358	636	433	1,427
SQM North America Corp.	Hawkins Nunmber One, LLC	259	191	-	450	238	186	-	424
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	1,184	263	2,236	671	1,098	260	2,029
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	157	46	-	203	138	44	-	182
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	57	16	-	73	50	16	-	66
SQM Europe N.V.	Straatsburgdok N.V.	812	1,306	451	2,569	757	1,263	448	2,468
SQM Australia PTY	The trust Company (Australia) Pty Ltd	38	-	-	38	38	-	-	38
Total		9,943	11,895	9,825	31,663	8,462	10,588	9,326	28,376

Notes to the Consolidated Interim Financial Statement March 31, 2020

Debtor	Creditor	Nominal amounts as of December 31,2019				Current amounts as of December 31, 2019
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	554	-	-	554	547	-	-	547
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	SKM Industrial Ltda.	1,147	-	-	1,147	1,077	-	-	1,077
SQM Salar S.A.	Ameco Chile S.A.	135	-	-	135	134	-	-	134
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	7,373	16,697	2,903	4,701	7,287	14,891
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	1,441	1,141	-	2,582	1,342	1,115	-	2,457
Soquimich Comercial S.A.	SAAM Logistics S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,883	1,464	4,602	1,013	1,651	1,455	4,119
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	73	-	-	73	72	-	-	72
SQM North America Corp.	Paces West LL.	439	709	508	1,656	351	627	492	1,470
SQM North America Corp.	Hawkins Nunmber One, LLC	257	224	-	481	234	217	-	451
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	1,184	362	2,335	665	1,088	356	2,109
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	157	65	-	222	135	63	-	198
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	57	24	-	81	49	23	-	72
SQM Europe N.V.	Straatsburgdok N.V.	801	1,295	564	2,660	744	1,248	559	2,551
SQM Australia PTY	The trust Company (Australia) Pty Ltd	55	-	-	55	55	-	-	55
Total		10,890	12,119	10,271	33,280	9,321	10,733	10,149	30,203

Notes to the Consolidated Interim Financial Statement March 31, 2020

Other lease disclosures

Total lease expenses related to lease payments under 1 year, leases of low-value assets and variable payments were ThUS$ 13,459 and ThUS$ 12,461 for the periods ended March 31, 2020 and 2019. See Note 27.8.

Income from subleases on right-of-use assets were ThUS$ 55 and ThUS$ 77 as of March 31, 2020 and 2019, respectively.

Payments for contractual operating leases are disclosed in Note 5.2 Liquidity Risk.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 16      Intangible assets and goodwill

16.1	Balances

Balances	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Intangible assets other than goodwill	187,876	188,358
Goodwill	34,726	34,726
Total	222,602	223,084

16.2	Disclosures on intangible assets and goodwill

Balances and movements in the main classes of intangible assets as of March 31, 2020 and December 31, 2019 are detailed as follows:

			As of March 31, 2020
Intangible assets and goodwill	Useful life	Gross Value	Accumulated amortization	Accumulated impairment	Net Value
		ThUS$	ThUS$	ThUS$	ThUS$
IT programs	Finite	34,737	(29,167)	-	5,570
Intellectual property rights, patents and other industrial property rights, service.	Finite	1,260	(1,140)	(7)	113
Mining claims, water rights and rights of way.	Indefinite	182,298	-	(2,642)	179,656
Mining claims	Finite	1,500	(235)	-	1,265
Customer-related intangible assets	Finite	1,778	(580)	-	1,198
Other intangible assets	Finite	965	(891)	-	74
Intangible assets other than goodwill		222,538	(32,013)	(2,649)	187,876
Goodwill	Indefinite	38,120	-	(3,394)	34,726
Total Intangible Assets		260,658	(32,013)	(6,043)	222,602

		As of December 31, 2019
Intangible assets and goodwill	Useful life	Gross Value	Accumulated amortization	Accumulated impairment	Net value
		ThUS$	ThUS$	ThUS$	ThUS$
IT programs	Finite	34,471	(28,460)	-	6,011
Intellectual property rights, patents and other industrial property rights, service.	Finite	1,259	(1,131)	(7)	121
Mining property, water rights and rights of way	Indefinite	182,260	-	(2,642)	179,618
Mining property	Finite	1,500	(206)	-	1,294
Customer-related intangible assets	Finite	1,778	(505)	-	1,273
Other intangible assets.	Finite	929	(888)	-	41
Intangible assets other than goodwill		222,197	(31,190)	(2,649)	188,358
Goodwill	Indefinite	38,120	-	(3,394)	34,726
Total Intangible Assets		260,317	(31,190)	(6,043)	223,084

Notes to the Consolidated Interim Financial Statement March 31, 2020

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the length of, or number of production or similar units constituting that useful life.

The estimated useful life for software which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Intellectual property rights, patents and other industrial property, service and exploitation rights, mainly relate to water rights and have a finite useful life to the extent to which they are subject to a fixed-term contract or otherwise they are considered to be indefinite.

The company owns mining claims granted by Corfo, which correspond to assets subject to restitution. For this reason they are considered assets with a finite useful life and their useful life is assigned until the year 2030 when the contract ends.

b)	Method used to assess identifiable intangible assets with indefinite useful life

The recoverable value of the cash-generating unit has been determined based on a calculation of value-in-use using cash flow projections for a period of 5 years, plus perpetuity annually on December 31.

The current value of future cash flows generated by these assets has been estimated given the variation in sales volumes, market prices and costs, discounted at a weighted average cost of capital (WACC) rate of 8.33% as of March 31, 2020.

This group of intangible assets includes water rights acquired in Chile, and mining concessions held by the company in Chile and Australia, and these rights are recorded at acquisition cost.

Notes to the Consolidated Interim Financial Statement March 31, 2020

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Mining property, water rights and rights of way	Indefinite	Indefinite
Mining claims	1 year	11 years
Intellectual property rights, patents and other industrial property rights, service	1 year	16 years
Commercial trademarks	1 year	5 years
IT programs	2 years	6 years

The following table shows the movements in goodwill as of March 31, 2020:

Company	Gross Value Balances as of January 1, 2020	Additional recognition	Accumulated impairment losses	Net Value As of March 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-
SQM S.A.	22,255	-	-	22,255
SQM Iberian S.A.	148	-	-	148
SQM Investment Corporation	86	-	-	86
Soquimich Comercial S.A.	140	-	-	140
Soquimich European Holding	11,373	-	-	11,373
SQM Potasio S.A.	724	-	-	724
Total	34,726	-	-	34,726

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

Impairment of goodwill and intangible value

There were no impairment effects during the three month periods ended March 31, 2020 and 2019.

Notes to the Consolidated Interim Financial Statement March 31, 2020

e)	Movements in identifiable intangible assets as of March 31, 2020:

Gross Value Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	34,471	1,259	182,260	1,500	1,778	929	38,120	260,317
Additions	278	1	43	-	-	35	-	357
Other increases / decreases for foreign currency exchange rates	(11)	-	(3)	-	-	-	-	(14)
Decreases through sale	-	-	-	-	-	-	-	-
Other increases (decreases)	(1)	-	(2)	-	-	1	-	(2)
Total increases (decreases)	266	1	38	-	-	36	-	341
Closing balance	34,737	1,260	182,298	1,500	1,778	965	38,120	260,658

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(28,460)	(1,138)	(2,642)	(206)	(505)	(888)	(3,394)	(37,233)
Other increases / decreases for foreign currency exchange rates	-	-	-	-	-	-	-	-
Other increases (decreases)	-	-	-	-	-	-	-	-
Impairment losses recognized in profit or loss for the year	-	-	-	-	-	-	-	-
Amortization	(707)	(9)	-	(29)	(75)	(3)	-	(823)
Total increases (decreases)	(707)	(9)	-	(29)	(75)	(3)	-	(823)
Closing balance	(29,167)	(1,147)	(2,642)	(235)	(580)	(891)	(3,394)	(38,056)

Notes to the Consolidated Interim Financial Statements March 31, 2020

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	6,011	121	179,618	1,294	1,273	41	34,726	223,084
Additions	278	1	43	-	-	35	-	357
Amortization	(707)	(9)	-	(29)	(75)	(3)	-	(823)
Impairment losses recognized in profit or loss for the year	-	-	-	-	-	-	-	-
Other increases / decreases for foreign currency exchange rates	(11)	-	(3)	-	-	-	-	(14)
Decreases through sale	-	-	-	-	-	-	-	-
Other increases (decreases)	(1)	-	(2)	-	-	1	-	(2)
Total increases (decreases)	(441)	(8)	38	(29)	(75)	33	-	(482)
Closing balance	5,570	113	179,656	1,265	1,198	74	34,726	222,602

Movements in identifiable intangible assets as of December 31, 2019:

Gross Value Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining property, water rights, and rights of way, Indefinite	Mining property finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	29,137	1,254	183,349	1,500	1,778	911	38,120	256,049
Additions	2,606	5	227	-	-	18	-	2,856
Other increases / decreases of foreign currency	(7)	-	(2)	-	-	-	-	(9)
Decreases through sale	-	-	(1,314)	-	-	-	-	(1,314)
Other increases (decreases)	2,735	-	-	-	-	-	-	2,735
Total increases (decreases)	5,334	5	(1,089)	-	-	18	-	4,268
Closing balance	34,471	1,259	182,260	1,500	1,778	929	38,120	260,317

Notes to the Consolidated Interim Financial Statements March 31, 2020

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining property, water rights, and rights of way, Indefinite	Mining property finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(24,569)	(1,103)	(1,729)	(88)	(205)	(885)	(3,254)	(31,833)
Other increases / decreases of foreign currency	3	-	-	-	-	-	-	3
Other increases (decreases)	(256)	-	-	-	-	-	-	(256)
Impairment losses recognized in profit or loss for the year	-	-	(913)	-	-	-	(140)	(1,053)
Amortization	(3,638)	(35)	-	(118)	(300)	(3)	-	(4,094)
Total increases (decreases)	(3,891)	(35)	(913)	(118)	(300)	(3)	(140)	(5,400)
Closing balance	(28,460)	(1,138)	(2,642)	(206)	(505)	(888)	(3,394)	(37,233)

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining property, water rights, and rights of way, Indefinite	Mining property finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	4,568	151	181,620	1,412	1,573	26	34,866	224,216
Additions	2,606	5	227	-	-	18	-	2,856
Amortization	(3,638)	(35)	-	(118)	(300)	(3)	-	(4,094)
Impairment losses recognized in profit or loss for the year	-	-	(913)	-	-	-	(140)	(1,053)
Other increases / decreases of foreign currency	(4)	-	(2)	-	-	-	-	(6)
Decreases through sale	-	-	(1,314)	-	-	-	-	(1,314)
Other increases (decreases)	2,479	-	-	-	-	-	-	2,479
Total increases (decreases)	1,443	(30)	(2,002)	(118)	(300)	15	(140)	(1,132)
Closing balance	6,011	121	179,618	1,294	1,273	41	34,726	223,084

Notes to the Consolidated Interim Financial Statement March 31, 2020

f)	Movements in identifiable goodwill as of March 31, 2020:

Gross Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2020	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	-	-	-	-	-	3,214
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	-	-	-	-	-	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	-	-	-	-	-	320
Soquimich European Holding B.V.	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio S.A.	724	-	-	-	-	-	-	-	-	724
Total increases (decreases)	38,120	-	-	-	-	-	-	-	-	38,120
Closing balance	38,120	-	-	-	-	-	-	-	-	38,120

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2020	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	-	-	-	-	-	-	-	-	(3,214)
SQM S.A.	-	-	-	-	-	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	(180)	-	-	-	-	-	-	-	-	(180)
Soquimich European Holding B.V.	-	-	-	-	-	-	-	-	-	-
SQM Potasio S.A.	-	-	-	-	-	-	-	-	-	-
Total increases (decreases)	(3,394)	-	-	-	-	-	-	-	-	(3,394)
Closing balance	(3,394)	-	-	-	-	-	-	-	-	(3,394)

Notes to the Consolidated Interim Financial Statement March 31, 2020

Net Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2020	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-	-	-	-	-	-
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	-	-	-	-	-	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	140	-	-	-	-	-	-	-	-	140
Soquimich European Holding B.V.	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio S.A.	724	-	-	-	-	-	-	-	-	724
Total increases (decreases)	34,726	-	-	-	-	-	-	-	-	34,726
Closing balance	34,726	-	-	-	-	-	-	-	-	34,726

g)	Movements in identifiable goodwill as of December 31, 2019

Gross Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	-	-	-	-	-	3,214
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	-	-	-	-	-	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	-	-	-	-	-	320
Soquimich European Holding B.V.	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio S.A.	724	-	-	-	-	-	-	-	-	724
Total increases (decreases)	38,120	-	-	-	-	-	-	-	-	38,120
Closing balance	38,120	-	-	-	-	-	-	-	-	38,120

Notes to the Consolidated Interim Financial Statement March 31, 2020

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	-	-	-	-	-	-	-	-	(3,214)
SQM S.A.	-	-	-	-	-	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	(40)	-	-	-	-	(140)	-	-	(140)	(180)
Soquimich European Holding B.V.	-	-	-	-	-	-	-	-	-	-
SQM Potasio S.A.	-	-	-	-	-	-	-	-	-	-
Total increases (decreases)	(3,254)	-	-	-	-	(140)	-	-	(140)	(3,394)
Closing balance	(3,254)	-	-	-	-	(140)	-	-	(140)	(3,394)

Net Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-	-	-	-	-	-
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	-	-	-	-	-	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	280	-	-	-	-	(140)	-	-	(140)	140
Soquimich European Holding B.V.	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio S.A.	724	-	-	-	-	-	-	-	-	724
Total increases (decreases)	34,866	-	-	-	-	(140)	-	-	(140)	34,726
Closing balance	34,866	-	-	-	-	(140)	-	-	(140)	34,726

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 17    Property, plant and equipment

As of March 31, 2020, and December 31, 2019, the detail of property, plant and equipment is as follows:

17.1	Types of property, plant and equipment

Description of types of property, plant and equipment	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Land	23,529	23,620
Buildings	220,937	227,227
Other property, plant and equipment	31,082	32,604
Transport equipment	2,525	2,686
Supplies and accessories	4,420	4,579
Office equipment	394	420
Network and communication equipment	628	663
Mining assets	21,542	23,174
IT equipment	4,091	4,359
Energy generating assets	5,638	5,998
Constructions in progress	444,663	375,316
Machinery, plant and equipment	832,052	869,260
Total	1,591,501	1,569,906
Property, plant and equipment, gross
Land	23,529	23,620
Buildings	666,549	666,027
Other property, plant and equipment	256,447	257,206
Transport equipment	12,141	12,143
Supplies and accessories	25,597	25,531
Office equipment	11,444	11,441
Network and communication equipment	8,042	8,009
Mining assets	161,619	161,619
IT equipment	28,718	28,693
Energy generating assets	38,495	38,495
Constructions in progress	444,663	375,316
Machinery, plant and equipment	3,140,420	3,142,502
Total	4,817,664	4,750,602
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(445,612)	(438,800)
Accumulated depreciation and impairment of other property, plant and equipment	(225,365)	(224,602)
Accumulated depreciation and impairment of transport equipment	(9,616)	(9,457)
Accumulated depreciation and impairment of supplies and accessories	(21,177)	(20,952)
Accumulated depreciation and impairment of office equipment	(11,050)	(11,021)

Accumulated depreciation and impairment of network and communication equipment	(7,414)	(7,346)
Accumulated depreciation and impairment of mining assets	(140,077)	(138,445)
Accumulated depreciation and impairment of IT equipment	(24,627)	(24,334)
Accumulated depreciation and impairment of energy generating assets	(32,857)	(32,497)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,308,368)	(2,273,242)
Total	(3,226,163)	(3,180,696)

Notes to the Consolidated Interim Financial Statement March 31, 2020

Description of classes of property, plant and equipment	As of March 31, 2020	As of December, 31, 2019
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	30,120	32,525
Conveyor Belt	21,009	21,911
Crystallizer	23,337	24,102
Plant Equipment	162,940	170,263
Tanks	13,565	14,159
Filter	26,217	27,080
Electrical equipment/facilities	88,382	92,090
Other Property, Plant & Equipment	47,872	53,396
Site Closure	11,829	12,056
Piping	91,756	96,402
Well	232,963	238,670
Pond	38,984	41,319
Spare Parts	43,078	45,287
Total	832,052	869,260

Notes to the Consolidated Interim Financial Statement March 31, 2020

17.2 Conciliation of changes in property, plant and equipment by type:

Conciliation of changes in property, plant and equipment by class as of March 31, 2020 and December 31, 2019:

Conciliation of changes in property, plant and equipment by class as of March 31, 2020, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,620	666,027	257,206	12,143	25,531	11,441	8,009	161,619	28,693	38,495	375,316	3,142,502	4,750,602
Additions	-	631	177	-	77	-	33	-	43	-	73,418	250	74,629
Disposals	-	-	(865)	-	-	-	-	-	-	-	-	-	(865)
Increase (decrease) in foreign currency translation difference	(55)	(109)	(5)	(2)	(11)	(2)	-	-	(9)	-	-	(117)	(310)
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	-	-
Other increases (decreases)	-	-	(66)	-	-	5	-	-	(9)	-	(4,071)	(2,215)	(6,356)
Decreases for classification as held for sale	(36)	-	-	-	-	-	-	-	-	-	-	-	(36)
Total changes	(91)	522	(759)	(2)	66	3	33	-	25	-	69,347	(2,082)	67,062
Closing balance	23,529	666,549	256,447	12,141	25,597	11,444	8,042	161,619	28,718	38,495	444,663	3,140,420	4,817,664

Conciliation of changes in property,plant and equipment by class as of march 31 2020,accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(438,800)	(224,602)	(9,457)	(20,952)	(11,021)	(7,346)	(138,445)	(24,334)	(32,497)	-	(2,273,242)	(3,180,696)
Cambios
Disposals	-	-	865	-	-	-	-	-	-	-	-	-	865
Depreciation expense	-	(6,858)	(1,730)	(161)	(235)	(31)	(68)	(1,632)	(304)	(360)	-	(34,988)	(46,367)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	-	46	5	2	10	2	-	-	7	-	-	63	135
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	-	-
Other increases (decreases)	-	-	97	-	-	-	-	-	4	-	-	(201)	(100)
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(6,812)	(763)	(159)	(225)	(29)	(68)	(1,632)	(293)	(360)	-	(35,126)	(45,467)
Closing balance	-	(445,612)	(225,365)	(9,616)	(21,177)	(11,050)	(7,414)	(140,077)	(24,627)	(32,857)	-	(2,308,368)	(3,226,163)

Notes to the Consolidated Interim Financial Statement March 31, 2020

Conciliation of changes in property, plant and equipment by class as of March 31, 2020,net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,620	227,227	32,604	2,686	4,579	420	663	23,174	4,359	5,998	375,316	869,260	1,569,906
Additions	-	631	177	-	77	-	33	-	43	-	73,418	250	74,629
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(6,858)	(1,730)	(161)	(235)	(31)	(68)	(1,632)	(304)	(360)	-	(34,988)	(46,367)
Deterioro	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	(55)	(63)	-	-	(1)	-	-	-	(2)	-	-	(54)	(175)
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	-	-
Other increases (decreases) (1)	-	-	31	-	-	5	-	-	(5)	-	(4,071)	(2,416)	(6,456)
Decreases for classification as held for sale(2)	(36)	-	-	-	-	-	-	-	-	-	-	-	(36)
Total changes	(91)	(6,290)	(1,522)	(161)	(159)	(26)	(35)	(1,632)	(268)	(360)	69,347	(37,208)	21,595
Closing balance	23,529	220,937	31,082	2,525	4,420	394	628	21,542	4,091	5,638	444,663	832,052	1,591,501

(1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment”, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles”.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Conciliation of changes in property, plant and equipment by class as of December 31,2019, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment		Mining assets		IT equipment	Energy generating assets		Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$	ThUS$		ThUS$		ThUS$	ThUS$		ThUS$	ThUS$	ThUS$
Opening balance	24,695	648,719	245,731	11,668	24,456	11,377	7,505		132,309		29,955	36,930		207,830	3,068,862	4,450,037
Additions	-	290	332	-	37	43	159		-		492	-		314,236	6,077	321,666
Disposals	-	-	(858)	-	-	-	-		-	(3)	-	-	(17)	(878)
Increase (decrease) in foreign currency translation difference	(35)	(72)	(2)	(9)	(3)	-	-	(6)	-		-	(72)		(203)
Reclassifications	132	18,526	12,456	477	745	-	89		16,901		1,289	1,565		(140,104)	88,088	164
Other increases (decreases)	-	-	(451)	-	302	24	256		12,409		(3,034)	-		(6,646)	(20,436)	(17,576)
Decreases for classification as held for sale	(1,172)	(1,436)	-	-	-	-	-		-		-	-		-	-	(2,608)
Total changes	(1,075)	17,308	11,475	475	1,075	64	504		29,310		(1,262)	1,565		167,486	73,640	300,565
Closing balance	23,620	666,027	257,206	12,143	25,531	11,441	8,009		161,619		28,693	38,495		375,316	3,142,502	4,750,602

Conciliation of changes in property,plant and equipment by class as of December 31,2019, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(409,911)	(217,556)	(8,776)	(19,734)	(10,864)	(6,813)	(120,808)	(24,975)	(30,813)	-	(2,144,964)	(2,995,214)
Changes
Disposals	-	-	858	-	-	-	-	-	1	-	-	-	859
Depreciation expense	-	(29,000)	(8,013)	(683)	(1,144)	(161)	(426)	(7,033)	(1,158)	(1,676)	-	(138,999)	(188,293)
Impairment	-	(49)	-	-	-	-	-	-	-	-	-	-	(49)
Increase (decrease) in foreign currency translation difference	-	28	3	1	7	1	-	-	5	-	-	34	79
Reclassifications	-	7	(6)	1	6	-	1	-	(5)	-	-	(207)	(203)
Other increases (decreases) (*)	-	(155)	112	-	(87)	3	(108)	(10,604)	1,798	(8)	-	10,894	1,845
Decreases for classification as held for sale	-	280	-	-	-	-	-	-	-	-	-	-	280
Total changes	-	(28,889)	(7,046)	(681)	(1,218)	(157)	(533)	(17,637)	641	(1,684)	-	(128,278)	(185,482)
Closing balance	-	(438,800)	(224,602)	(9,457)	(20,952)	(11,021)	(7,346)	(138,445)	(24,334)	(32,497)	-	(2,273,242)	(3,180,696)

Notes to the Consolidated Interim Financial Statement March 31, 2020

Conciliation of changes in property, plant and equipment by class as of December 31,2019, net amount	Land	Buildings		Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets		IT equipment		Energy generating assets		Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$		ThUS$		ThUS$	ThUS$	ThUS$
Opening balance	24,695	238,808		28,175	2,892	4,722	513	692	11,501		4,980		6,117		207,830	923,898	1,454,823
Additions	-	290		332	-	37	43	159	-		492		-		314,236	6,077	321,666
Disposals	-	-		-	-	-	-	-	-	(2)	-		-	(17)	(19)
Depreciation expense	-	(29,000)		(8,013)	(1,220)	(1,144)	(161)	(426)	(7,033)		(1,158)		(1,676)		-	(138,999)	(188,293)
Impairment	-	(49)		-	-	-	-	-	-		-		-		-	-	(49)
Increase (decrease) in foreign currency translation difference	(35)	(44	)(1)	(1)	(2)	(2)	-	- (1)	-		-		(38)		(124)
Reclassifications	132	18,533		12,450	478	751	-	90	16,901		1,284		1,565		(140,104)	87,881	(39)
Other increases (decreases) (1)	-	(155)		(339)	-	215	27	148	1,805		(1,236)	(8)	(6,646)		(9,542)	(15,731)
Decreases for classification as held for sale (2)	(1,172)	(1,156)		-	-	-	-	-	-		-		-		-	-	(2,328)
Total changes	(1,075)	(11,581)		4,429	(743)	(143)	(93)	(29)	11,673		(621)		(119)		167,486	(54,638)	115,083
Closing balance	23,620	227,227		32,604	6,042	4,579	420	663	23,174		4,359		5,998		375,316	869,260	1,569,906

(1) The net balance of “Other increases (Decreases)” corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate;, (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) assets for retirement obligations and (v) software that is reclassified to Intangibles.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

Notes to the Consolidated Interim Financial Statement March 31, 2020

17.3 Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

17.4 Impairment of assets

As indicated in Note 3.16 to the financial statements, the recoverable amount of property, plant and equipment is measured provided that there is an indication that the asset could be impaired. There were no impairment effects for the period ended March 31, 2020 and 2019.

17.5 Additional Information

As of March 31, 2020, interests were activated in the constructions underway as presented in Note 28.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 18 Other current and non-current non-financial assets

As of March 31, 2020, and December 31, 2019, the detail of “Other Current and Non-current Assets” is as follows:

Other non-financial assets, current	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Domestic Value Added Tax	20,347	17,807
Foreign Value Added Tax	5,074	8,566
Prepaid mining licenses	5,746	1,244
Prepaid insurance	4,755	7,135
Other prepayments	1,607	1,423
Refund of Value Added Tax to exporters	-	10,560
Other taxes	1,908	3,213
Other assets	607	604
Total	40,044	50,552

Other non-financial assets, non-current	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	18,252	18,654
Guarantee deposits	561	551
Other assets	486	524
Total	19,299	19,729

(1)	Conciliation of changes in assets for exploration and mineral resource evaluation, by type.

Movements in assets for the exploration and evaluation of mineral resources as of March 31, 2020, and December 31, 2019:

Conciliation	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Opening balance	18,654	26,189
Change in assets for exploration and evaluation of mineral resources
Additions	516	-
Reclassifications	(464)	(1,311)
Increase (decrease) due to transfers and other charges	(454)	(6,224)
Total changes	(402)	(7,535)
Total	18,252	18,654

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 19 Employee benefits

19.1	Provisions for employee benefits

Classes of benefits and expenses by employee	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Current
Profit sharing and bonuses	6,990	-
Performance bonds and operational targets	4,210	16,387
Total	11,200	16,387
Non-current
Profit sharing and bonuses	-	8,026
Severance indemnity payments	25,999	27,814
Total	25,999	35,840

19.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees. Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America. (see Note 19.4)

The Company maintains incentive programs for its employees based on their personal performance, the Company’s performance and other short-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to each employee’s appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and are paid in cash.

Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required Compulsory Unemployment Insurance in favor of all dependent employees regulated by the Chilean Labor Code, Article 5 of this law established that this insurance is paid through monthly contribution payments by both the employee and the employer.

Notes to the Consolidated Interim Financial Statement March 31, 2020

19.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value, and an executive compensation plan (see Note 19.6).

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 3.67%.

(a)	Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

(b)	Methodology

The Company’s benefits obligation under IAS 19, Projected Benefit Obligation (PBO) is determined as follows:

To determine the Company's total liability, we used computer software to develop a mathematical simulation model using the data for each individual employee.

This model considered months as discrete time, i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. This information on each person was simulated from the beginning of his/her employment contract or when he/she started earning benefits up to the month in which he/she reaches normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives a retirement indemnity.

The methodology followed to determine the accrual for all the employees covered by agreements took account of the turnover rates and the mortality rate RV-2014 established by the CMF to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on “Retirement Benefit Costs”.

19.4	Post-employment benefit obligations

Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company, using a 4% interest rate for 2020.

Notes to the Consolidated Interim Financial Statement March 31, 2020

19.5            Staff severance indemnities

As of March 31, 2020, and December 31, 2019, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Opening balance	(27,814)	(28,233)
Current cost of service	(874)	(2,880)
Interest cost	(310)	(1,661)
Actuarial gain/loss	(281)	(2,514)
Exchange rate difference	3,133	2,475
Benefits paid during the year	147	4,999
Total	(25,999)	(27,814)

(a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of March 31, 2020	As of December 31, 2019	Annual/Years
Mortality rate	RV - 2014	RV - 2014
Actual annual interest rate	3.67%	3.68%
Voluntary retirement rate:
Men	6.49%	6.49%	Annual
Women	6.49%	6.49%	Annual
Salary increase	3.00%	3.00%	Annual
Retirement age:
Men	65	65	Years
Women	60	60	Years

(b)	Sensitivity analysis of assumptions

As of March 31, 2020, and December 31, 2019, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

	Effect + 100 basis points	Effect - 100 basis points
Sensitivity analysis as of march 31, 2020	ThUS$	ThUS$
Discount rate	(1,637)	1,842
Employee turnover rate	(215)	240

	Effect + 100 bais points	Effect - 100 bais points
Sensitivity analysis as of December 31, 2019	ThUS$	ThUS$
Discount rate	(1,796)	2,021
Employee turnover rate	(236)	263

Sensitivity relates to an increase/decrease of 100 basis points.

Notes to the Consolidated Interim Financial Statement March 31, 2020

19.6            Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the change in the price of SQM’s shares. There is a partial payment of the share benefit program in the event of termination of the contract for causes other than the resignation and application of Article 160 of the Labor Code.

(a)	Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

(b)	Plan participants

A total of 30 Company executives are entitled to this plan, provided that they continue to work for the Company through to the end of 2020. The payment dates, if applicable, will be during the first quarter of 2021.

(c)	Compensation

The compensation payable to each executive is calculated by multiplying:

a)	The average price of Series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, at its equivalent amount in dollars (with a maximum amount or limit amount of US$ 54 per share), multiplied

b)	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on January 1. 2017.

As of March 31, 2020, the effect of the plan considers 382,465 shares reflected as a cost of ThUS$ 96 in the results for the period ending March 31, 2020. As of December 31, 2019, the effect of the plan was 427,652 shares, equal to ThUS$ 806 recognized as a provision reflected against profit or loss for 2019.

Executed shares during 2020 were 45,188.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 20 Provisions and other non-financial liabilities

20.1	Types of provisions

	As of March 31, 2020			As of December 31, 2019
Types of provisions	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	8,483	1,255	9,738	13,472	1,452	14,924
Provision for dismantling, restoration and rehabilitation cost (2)	-	33,494	33,494	-	33,238	33,238
Other provisions(3)	74,626	-	74,626	97,093	-	97,093
Total	83,109	34,749	117,858	110,565	34,690	145,255

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 22.1).

(2) The commitments related to Sernageomin have been incorporated through the issuance of the guarantee for the restoration of the place where the production sites are located.

(3) See Note 20.2

Notes to the Consolidated Interim Financial Statement March 31, 2020

20.2            Description of other provisions

	As of March 31, 2020	As of December 31, 2019
Current provisions, other short-term provisions	ThUS$	ThUS$
Rent under Lease contract (1)	70,025	90,320
Provision for additional tax related to foreign loans	907	543
End of agreement bonus	1,252	3,641
Directors’ per diem allowance	2,025	1,802
Miscellaneous provisions	417	787
Total	74,626	97,093

(1) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce (Centro de Arbitrajes y Mediación de la Cámara de Comercio de Santiago) and other cases related to it.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride.

SQM Salar commits to contribute to research and development efforts, as well as to the communities in close proximity to the Salar de Atacama, and provide a percentage of total annual sales of SQM Salar to regional development.

Notes to the Consolidated Interim Financial Statement March 31, 2020

20.3	Other non-financial liabilities, Current

Description of other liabilities	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Tax withholdings	2,588	3,345
VAT payable	3,872	3,465
Guarantees received	2,641	2,641
Accrual for dividend	116,128	68,890
Monthly tax provisional payments	14,781	16,659
Deferred income	9,749	3,033
Withholdings from employees and salaries payable	4,860	4,575
Accrued vacations (1)	18,769	21,686
Other current liabilities	3,226	2,605
Total	176,614	126,899

(1) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

Notes to the Consolidated Interim Financial Statement March 31, 2020

20.4	Changes in provisions

Description of items that gave rise to variations as of March 31, 2020	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Others provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	14,924	33,238	97,093	145,255
Changes
Additional provisions	-	256	25,332	25,588
Provision used	(5,186)	-	(47,799)	(52,985)
Increase(decrease) in foreign currency exchange	-	-	-	-
others	-	-	-	-
Total Increase (decreases)	(5,186)	256	(22,467)	(27,397)
Total	9,738	33,494	74,626	117,858

Description of items that gave rise to variations as of December 31, 2019	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Others provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	14,862	28,822	94,335	138,019
Changes
Additional provisions	4,111	4,416	150,314	158,841
Provision used	(4,049)	-	(147,532)	(151,581)
Increase(decrease) in foreign currency exchange	-	-	(24)	(24)
others	-	-	-	-
Total Increase (decreases)	62	4,416	2,758	7,236
Total	14,924	33,238	97,093	145,255

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 21 Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

21.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force, Within this framework, decisions are made in order to maximize the value of the company.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

In addition, capital management should consider that with respect to Series H and Series O Bonds, if the Indebtedness Level (as this term is defined in the respective issuance contracts) exceeds 1.2 times (provided that this does not exceed 1.44 times), the Company must offer bondholders of these series the voluntary and individual option for early redemption of these bonds at par value. The Indebtedness ratio for the first quarter of 2020 reached a proportion of 1.39 and the aforementioned early redemption option will be issued for bondholders. The exercise of this option will be subject to its communication by bondholders to the Bondholder Representative in the terms and the form pre-established in the documents of the respective emissions.

The Company’s management controls capital management based on the following ratios:

Capital Management	As of March 31, 2020	As of December 31, 2019	Description (1)	Calculation (1)
Net Financial Debt (ThUS$)	802,915	719,809	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities + Current lease liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	3.24	3.45	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.28	0.25	Net Financial Debt divided by Total Equity	Net financial debt / Total Equity
ROE	11.61%	13.154%	Profit for the year divided by Total Equity	LTM(2) Profit for the year / Equity
Adjusted EBITDA (ThUS$)	132,893	645,142	Adjusted EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax – Other income and Share of profit of associates and joint ventures + Other expenses – Finance income – Currency differences
EBITDA (MUS$)	138,795	669,831	EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax
ROA	11.57%	12.76%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(LTM Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investments)
Indebtedness	1.39	1.19	Total Liabilities on Equity	Total Liabilities / Total Equity

(1) Assumes the absolute value of the accounting records with the exception of exchange differences.

Notes to the Consolidated Interim Financial Statement

March 31, 2020

The Company’s capital requirements change according to variables such as working capital needs, new investment financing and dividends, among others. The SQM Group manages its capital structure and makes adjustments bases on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the SQM Group.

There have been no changes in the capital management objectives or policy within the years reported in this document, No breaches of external requirements of capital imposed have been recorded.

21.2            Disclosures on preferred share capital

Issued share capital is divided into 142,819,552 Series "A" shares and 120,376,972 Series “B” shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b)	require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

At March 31, 2020 and December 31, 2019, the Group does not hold shares of the Parent Company either directly or through its investees.

Notes to the Consolidated Interim Financial Statement

March 31, 2020

Detail of capital classes in shares:

As of March 31, 2020, and December 31, 2019, the Company has not placed any new shares issues on the market

Type of capital in preferred shares	As of March 31, 2020		As of December 31, 2019
Description of type of capital in preferred shares	Serie A	Serie B	Serie A	Serie B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in US$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares	142,819,552	120,376,972	142,819,552	120,376,972

21.3 Disclosures on reserves in Equity

As of March 31, 2020, and December 31, 2019, this caption comprises the following:

Disclosures on reserves in equity	As of March 31, 2020	As of december 31, 2019
	ThUS$	ThUS$
Reserve for currency exchange conversion	(32,624)	(25,745)
Reserve for cash flow hedges	(6,265)	7,196
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	(1,726)	(270)
Reserve for actuarial gains or losses in defined benefit plans	(9,708)	(9,490)
Other reserves	15,694	14,086
Total	(34,629)	(14,223)

Reserves for foreign currency translation differences

This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes the variable equity values that are not held for trading and that the group has irrevocably opted to recognize in this category upon initial recognition. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to profit or loss.

Reserve for actuarial gains or losses in defined benefit plans

For domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Movements in other reserves and changes in interest were as follows:

Movements	Foreign currency translation difference	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balances as of January 1, 2019	(26,307)	7,971	-	(8,176)	1,292	(760)	(351)	11,332	(15,940)	941	(14,999)
Increase	1,824	8,628	(2,683)	-	-	1,570	(424)	3,093	15,115	(3,107)	12,008
Decrease	(1,262)	(6,720)	-	(3,306)	700	(418)	113	(339)	(12,045)	813	(11,232)
As of December 31, 2019	(25,745)	9,879	(2,683)	(11,482)	1,992	392	(662)	14,086	(12,870)	(1,353)	(14,223)
Increase	657	-	-	37	(9)	-	-	2,123	2,817	(9)	2,808
Decrease	(7,536)	(18,440)	4,979	(340)	94	(1,994)	538	(515)	(28,825)	5,611	(23,214)
Balnces as of March 31, 2020	(32,624)	(8,561)	2,296	(11,785)	2,077	(1,602)	(124)	15,694	(38,878)	4,249	(34,629)

Notes to the Consolidated Interim Financial Statement March 31, 2020

Other reserves

This caption corresponds to the legal reserves reported in the individual financial statements of the subsidiaries and Associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

Subsidiary - Associate	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
SQM Iberian S.A. (1)	9,464	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Abu Dhabi Fertilizer Industries WWL	455	455
Doktor Tarsa Tarim Sanayi AS	305	305
Kore Potash PLC	2,239	2,754
Total	15,248	15,763
Corresponds to the acquisition of subsidiaries, which was already under Company ownership at the acquisition date (IAS 27R)
SQM Iberian S.A.	(1,677)	(1,677)
Orcoma Estudios SPA	2,123	-
Total Other reserves	15,694	14,086

(1)	In the case of SQM Iberian S.A., the balance corresponds to the results obtained in the previous financial year which are presented as forming part of other reserves because of local regulations

21.4            Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must distribute dividends in accordance with the policy determined in the shareholder's meeting held each year, with at least 30% of our consolidated profit for the year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

Notes to the Consolidated Interim Financial Statement March 31, 2020

Dividend policy for commercial year 2020

The Company has defined the following dividend policy:

(a)	Distribute and pay, as a final dividend and in favor of the respective shareholders, a percentage of the net income that shall be determined per the following financial parameters:

(I)	100% of the profit for 2020 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.

(II)	80% of the profit for 2020 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.

(III)	60% of the profit for 2020 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2020 net income.

(b)	Distribute and pay, if possible and during 2020, three interim dividends that will be charged against the aforementioned final dividend. These interim dividends shall likely be paid during the month following the approval of the March, June, and September 2020 interim financial statements, respectively, its amounts shall be calculated as follows:

(i)	For the interim dividends that will be charged to the accumulated net income reflected in the March 2020 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above.

(ii)	For the interim dividends that will be charged to the accumulated net income reflected in the June 2020 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2020.

(iii)	For the interim dividends that will be charged to the accumulated net income reflected in the September 2020 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2020.

(c)	The amount of the interim dividends mentioned above may vary, pursuant to the information available to the Board of Directors on the date on which it agrees to the distribution of said dividends given that the dividend will not materially or negatively affect SQM’s capacity to impact its investments, fulfill its liabilities, or in general, comply with the investment and finance policy approved at the ordinary shareholders’ meeting.

(d)	At the ordinary shareholders meeting that will be held in 2021, the Board of Directors shall propose a final dividend pursuant to the financial parameters expressed in letter a) above, discounting the total amount of the interim dividends previously distributed during 2020.

Notes to the Consolidated Interim Financial Statement March 31, 2020

(e)	If there is an excess of net income in 2020, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a future distribution of special dividends charged to the accumulated net income previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.

(f)	The payment of additional dividends is not considered.

The dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of periodic projections that could impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy exposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact.

21.5 Interim and provisional dividends

As of March 31, 2020, and 2019, no final or interim dividend payments were declared or made.

21.6 Potential and provisional dividends

Dividends discounted from equity from January to March 2020 and January to December 2019 were the following:

Dividends	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Ajay SQM Chile S.A. Dividends	-	882
Soquimich Comercial S.A. Potential Dividend	-	3,936
Soquimich Comercial S.A. Payable Dividend	2,252	1,999
Non-controlling interests	2,252	6,817
Interim dividend	-	211,224
Dividends payable	44,987	66,891
Owners of the Parent	44,987	278,115
Dividends discounted from equity for the period	47,239	284,932

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 22      Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	For the period ending on March 31, 2020	For the period ending on March 31, 2019
	ThUS$	ThUS$
Profit (Loss) Attributable to net equity holders of the parent	44,987	80,533

Basic earnings per share	For the period ending on March 31, 2020	For the period ending on March 31, 2019
	Units	Units
Number of common shares in circulation	263,196,524	263,196,524
Basic earnings per share (US$ per share)	0.1709	0.3060

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 23 Contingencies and restrictions

In accordance with note 20.1, the Company has only registered a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company, The Company is party to the following lawsuits and other relevant legal actions:

23.1	Lawsuits and other relevant events

(a)	Plaintiff	:	City of Pomona California, USA
	Defendants	:	SQM North America Corporation
	Date	:	December 2010
	Court	:	United States District Court Central District of California
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	On May 17, 2018, district judge Gary Klausner sentenced in favor of SQM NA following the verdict of the jury, On February 6, 2020, the court of appeals of the 9th circuit of United States ordered a retrial before the District Court.
	Nominal value	:	~ ThUS$ 32,000

(b)	Plaintiff	:	City of Lindsay, California, USA
	Defendants	:	SQM NA and the Company (still not noticed)
	Date	:	December 2010
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	Filing of the case, processing suspended.
	Nominal value	:	Not possible to determine.

(c)	Plaintiff	:	H&V Van Mele N.V.
	Defendants	:	NV Euroports, SQM Europe N.V. y and its insurance companies
	Date	:	July 2013
	Court	:	Commercial Court
	Reason	:	Alleged indirect responsibility for the absence of adequate specifications for the SOP–WS by the Belgian distributor
	Status	:	Sentencing against NV Euroports and subsidy SQM Europe N.V., for €206,675.91, Appeal presented in November 2017
	Nominal value	:	~ ThUS$ 430

Notes to the Consolidated Interim Financial Statement March 31, 2020

(d)	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendants	:	SQM Nitratos S.A. and its insurers
	Date	:	May 2014
	Court	:	18th Civil Court Santiago
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort as a result of an explosion that occurred during 2010 near Baquedano, causing the death of 6 employees
	Status	:	On May 7, 2019 2019 The 18th Civil Court of Santiago rejected the lawsuit. The case is before the Santiago Court of Appeals, which will hear the plaintiffs' appeal
	Nominal value	:	~ ThUS$ 1,235

(e)	Plaintiff	:	SQM Salar S.A. and the Company
	Defendants	:	Seguros Generales Suramericana S.A. (formerly - RSA Seguros Chile S.A.)
	Date	:	August 29, 2016.
	Court	:	Arbitration award in accordance with the arbitration rules established by the CAM
	Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013
	Status	:	Evidence stage
	Nominal value	:	~ ThUS$ 20,658

(f)	Plaintiff	:	Tyne and Wear Pension Fund representado por el Council of the Borough of South Tyneside acting as Lead Plaintiff
	Defendants	:	The Company
	Date	:	January 2016
	Court	:	United States District Court – Southern District of New York
	Reason	:	Alleged damage to ADS holders of the Company resulting from alleged non-compliance with the securities regulations in the United States by the Company
	Status	:	Initial stage of disclosure of background information
	Nominal value	:	Not determined

(g)	Plaintiff	:	Ernesto Saldaña González et al
	Defendants	:	SQM Salar S.A., SQM Industrial S.A. and their insurance companies
	Date	:	May 2016
	Court	:	13th Civil Court of Santiago
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident that occurred in July 2014 in the María Elena location
	Status	:	On March 6, 2019, the ruling in first instance was passed, dismissing the claim. The case is currently before the Santiago Court of Appeals, which will hear the plaintiffs' appeal.
	Nominal value	:	~ ThUS$ 515

Notes to the Consolidated Interim Financial Statement March 31, 2020

(h)	Plaintiff	:	Transportes Buen Destino S.A.
	Defendants	:	SQM Salar.
	Date	:	January 24, 2018
	Court	:	Arbitration award in accordance with the arbitration rules established by the CAM
	Reason	:	Discrepancies generated in the implementation of the following contracts entered into between TBD and SQM Salar: (i) lithium brine transportation; and (ii) salt transportation
	Status	:	Pending evidentiary stage.
	Nominal value	:	~ ThUS$ 3,019

(i)	Plaintiff	:	Atacameña de Peine Indigenous Community, Atacameña de Camar Indigenous Community and the Consejo de Pueblos Atacameños.
	Defendants	:	SMA. SQM Salar has intervened as an independent third party.
	Date	:	January 30, 2019
	Court	:	1st Environmental Court
	Reason	:	Declare the SMA's decision illegal, which approved the PdC submitted by SQM Salar.
	Status	:	On December 26, 2019, the First Environmental Court of Antofagasta partially accepted the claim presented by the indigenous communities, rendering null and void the SMA resolution that approved the PdC and suspended the sanctions process against SQM Salar. On January 16, 2020, motions for cassation on grounds of form and substance, filed by the Company, were declared admissible and these will be addressed and resolved by the Supreme Court.
	Nominal value	:	Not determined

(j)	Plaintiff	:	Quillagua Aymara Indigenous Community and Quechua de Huatacondo Indigenous Community
	Defendants	:	SMA
	Date	:	March 22, 2019
	Court	:	First Environmental Court of Santiago
	Reason	:	Declare the SMA's decision illegal, which approved the PdC submitted by the Company
	Status	:	Pending the case hearing
	Nominal value	:	Not determined

(k)	Plaintiff	:	Congresspersons Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruslay Rojas Valderrama et al.
	Defendants	:	CORFO, the entity has intervened as an independent third party
	Date	:	September 6,2018
	Court	:	Special Magistrate, Mr, Alejandro Madrid Crohare
	Reason	:	To render null and void the contract for the Salar de Atacama Project signed between CORFO and SQM Salar.
	Status	:	Discussion stage
	Nominal value	:	Not determined

Notes to the Consolidated Interim Financial Statement March 31, 2020

(l)	Plaintiff	:	Danilo Andrés Araya Rojas et al.
	Defendants	:	FPC Ingeniería y Construcción SpA,SQM S.A. and its insurers
	Date	:	May, 2019
	Court	:	19° Civil Court of Santiago
	Reason	:	Claim seeking compensation for damages, for extracontractual liability resulting from the traffic accident occurring on March 5, 2018 on Route 5, kilometer 1713, near Pozo Almonte, involving an overturned pick-up truck owned by FPC resulting in the death of its two occupants, both employees of FPC, one of which was father of the four claimants. At the time the accident occurred, the employees were heading towards their homes on the SQM site in Nueva Victoria (commuting accident). The four children of one of the deceased employees are the claimants in this case, compensation for moral damages
	Status	:	Discussion stage
	Nominal value	:	~ ThUS$ 1,194

(m)	Plaintiff	:	Servicios Logísticos Integrales Inversol SpA
	Defendants	:	SQM Salar
	Date	:	June 24, 2019.
	Court	:	Arbitration in accordance with the rules established by CAM
	Reason	:	Controversies originating in the implementation of the salt transportation contract
	Status	:	Discussion stage
	Nominal value	:	~ ThUS$ 7,029

(n)	Plaintiff	:	Fennix Industrial SpA
	Defendants	:	SQM Salar
	Date	:	April 17, 2019
	Court	:	First Civil Court of Concepción.
	Reason	:	Disputes arising from the execution of civil works and electromechanical assembly contracts.
	Status	:	Pending ruling on motion to dismiss based on lack of jurisdiction.
	Nominal value	:	~ US$ 770

(o)	Plaintiff		Fennix Industrial SpA
	Defendants		SQM Salar and other
	Date		May 8, 2019
	Court		Criminal Court of San Pedro de la Paz
	Reason		Alleged misappropriation of funds - controversies originating from contract execution for civil works and electromechanical assembly
	Status		Research stage.
	Nominal value		~US$ 436

(p)	Plaintiff		Arrigoni Ingeniería y construcción S.A.
	Defendants		SQM Salar
	Date		November 21, 2019
	Court		Arbitration award in accordance with the arbitration rules established by the CAM
	Reason		Request to declare the end of Works Contract No. SC 9500002949, named “Expansion of Lithium Carbonate Plant Phase II” dated April 2, 2018
	Status		Discussion stage
	Nominal value		US$ 13.054

Notes to the Consolidated Interim Financial Statement March 31, 2020

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.2 million.

The Company and its sibsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities, Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed US$ 0.2 million.

23.2	Restrictions to management or financial limits

Contracts that subscribed the issuance of bonuses in the local and international market require the Company to comply with the following level of consolidated financial indicators, calculated for the last 12 month period:

Maintain a borrowing ratio less than 1.44 for the Series H bond and Series O bond.

Furthermore, both bonds establish that if the borrowing ratio (as this term is defined in the respective issuance contracts) exceeds 1.2, (provided that this does not exceed than 1.44 times), the bondholders can voluntarily and individually choose to redeem these bonds early at par value. The Indebtedness ratio for the first quarter of 2020 reached a proportion of 1.39, and the aforementioned early redemption option will be issued for bondholders.

The exercise of this option will be subject to its communication by bondholders to the Bondholder Representative in the terms and the form pre-established in the documents of the respective emissions.

As of March 31, 2020, the above-mentioned financial indicator has the following values:

Indicator	As of March 31, 2020	As of December 31, 2019
Leverage	1.39	1.19

Bond issue agreements issued abroad require the Company to neither merge nor dispose of the whole or a substantial part of its assets, unless all the following conditions are met: (i) the legal successor company is an entity subject to either Chilean or United States law, and assumes SQM S.A.’s obligations under a complimentary contract, (ii) the Issuer does not fail to comply immediately after the merger or disposal, and (iii) the Issuer delivers a legal opinion stating that the merger or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclosing financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all the aforementioned limitations, restrictions and obligations.

Notes to the Consolidated Interim Financial Statement March 31, 2020

22.3	Environmental contingencies

On June 6, 2016, the “SMA” filed charges against the Company with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010.

This relates to charges related to certain variables of the follow-up plan and the implementation of a mitigation measure included in the respective environmental impact assessment. The Company has presented for the approval of SMA a compliance program detailing the actions and commitments it will carry out to address the SMA's objections.

On June 29, 2017, the SMA rejected the compliance program presented by the Company, On July 10, 2017, the Company presented its rebuttals to the charges made by the SMA, On August 21, 2018, the Second Environmental Court accepted the Company’s claim, ordering the SMA to take the procedure back to the stage prior to their resolution rejecting the compliance program presented by the Company.

The SMA approved SQM’s proposed compliance program in its resolution dated January 26, 2019, and this program is currently being executed. On March 22, 2019, the indigenous communities of Quillagua and Huatacondo filed a complaint against the resolution that approved the compliance program before the First Environmental Court of Antofagasta (R-21-2019). On April 22, 2020, there was a case hearing, which remained in study by the Court and is currently awaiting ruling.

The SMA issued a resolution dated November 28, 2016, rectified by a resolution dated December 23, 2016, which filed charges against SQM Salar for brine extraction in excess of authorized amounts, progressive impairment of the vitality of carob trees, providing incomplete information, amending variables, and other charges.

SQM Salar S.A. presented a compliance program that was accepted by the SMA. On December 26, 2019, the Environmental Court of Antofagasta rendered null and void the SMA ruling that approved the program and the SMA and SQM Salar presented motions for cassation against this verdict. These were accepted for processing and submitted to the Supreme Court and are currently pending final ruling. Although the ruling approving the compliance program has been rendered null and void, SQM Salar continues to comply with the measures it agreed to under this program. Once the Supreme Court resolves these issues, approval of the compliance program may be confirmed, a new program may be presented that considers other measures in agreement with the SMA or the sanctions process may be reinstated. This latter event may consider the application of fines up to US$9 million, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.

23.4	Tax Contingencies

On August 26, 2016, SQM Salar filed a tax claim before the Third Tax and Customs Court of the Metropolitan Region against settlements 169, 170, 171 and 172, which extend the application of specific mining tax to lithium exploitation. The disputed amount is approximately US$17.8 million. On November 28, 2018, the Third Tax and Customs Court rejected the claim, and the case was transferred to the Santiago Court of Appeals, following an appeal filed by SQM Salar.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No. 207 of 2016 and ruling No. 156 of 2016, both issued by the Chilean IRS, which seek to expand application of the specific tax on mining activities to include lithium exploitation for tax years 2015 and 2016. The amount involved is approximately US$14.4 million, On November 28, 2018, the Third Tax and Customs Court accepted SQM Salar’s claim for US$ 7.0 million corresponding to the overcharge made by the SII and rejected the remainder of the claim, the case is in the Santiago Court of Appeals, based on the appeal filed by SQM Salar.

These amounts are classified as taxes for current assets, non-current, as of December 31, 2020 and the same as of December 31, 2019.

The amount in dispute is US$ 32.2 million, and approximately US$ 25.2 million of this sum is the potential specific mining tax associated with lithium, whereas US$7.0 million is an excess charge by the SII regarding this latter value, the internal revenue service (SII) has acknowledged the excessive charge of US$5.8 million, and a request has been made on October 17, 2019 for it to be returned, The difference of US$ 1.2 million for the lower first category tax rate plus interests and fines will be reinstated at the end of the trial.

Notes to the Consolidated Interim Financial Statement March 31, 2020

The SII has not settled differences with respect to specific mining taxes for 2016, 2017, 2018 and 2019. the current business year. As of the date of these financial statements, the Company has not made provisions for these potential differences.

If the Chilean IRS uses criteria similar to that used in previous years, it may issue an assessment in the future for the 2016, 2017, 2018 y 2019financial years, It is reasonable to expect that should these assessments for the period 2016 through the first quarter of 2020 be issued, the value would be approximately US$ 71 million (without considering potential interest and fines and considering the benefit in the first category tax).

The company continues to undertake all legal efforts to actively and decidedly defend its interests.

23.5	Contingencies regarding the Changes to the Contracts with Corfo:

On September 6, 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruslay Rojas Valderrama and the Poder Ciudadano political party filed an annulment suit against Corfo, which requested that the Contract for the Salar de Atacama Project between Corfo and the Companies be annulled.The Companies have taken part of the process as interested third parties.

In the event that the annulment claim is approved for the Salar de Atacama Project Contract, SQM Salar may be prevented from exploit the mining claims in the Salar de Atacama that it has leased from Corfo.

23.6	Contingencies related to the Class Action lawsuit

Since October 2015, a consolidated class action lawsuit has been pending against the Company before the District Court for the Southern District of New York of the United States. The consolidated lawsuit alleges that certain statements made by the Company between June 30, 2010, and June 18, 2015, mainly in documents filed with the SEC and in Company press releases, were materially false and this constitutes a violation of Section 10 (b) of the Securities Exchange Act and of the correlative Standard 10b-5. Specifically, the consolidated lawsuit challenges certain statements issued by the Company associated with its compliance with or implementation of the laws and regulations that regulate it, the effectiveness of its internal controls, the adoption of a code of ethics consistent with SEC requirements, of its income or revenue and taxes paid, and of the applicable accounting standards. The primary plaintiff seeks compensation for the class in a yet undetermined amount for economic losses occurring as a result of the questioned statements. Currently the parties are in the stage of exchanging expert reports and associated diligences.

Although the Company expects to actively and decisively defend its position, the outcome of this litigation cannot be predicted.

23.7	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis. As of March 31, 2020, the guarantee amounts to ThUS$ 561.

Notes to the Consolidated Interim Financial Statement March 31, 2020

23.8	Securities obtained from third parties

The main security received (exceeding ThUS$ 100) from third parties to guarantee Soquimich Comercial S.A. their compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$ 8,700 and ThUS$ 9,611 on March 31, 2020 and December 31, 2019 respectively; which is detailed as follows:

Grantor	Relationship	As of March 31, 2020	As of December 31, 2019
		ThUS$	ThUS$
Ferosor Agrícola S.A.	Unrelated Third party	4,726	5,372
Tattersall Agroinsumos S.A.	Unrelated Third party	2,000	2,000
Covepa SPA	Unrelated Third party	591	671
Johannes Epple Davanzo	Unrelated Third party	264	300
Hortofrutícola La Serena	Unrelated Third party	250	282
Com. Serv Johannes Epple Davanz	Unrelated Third party	236	269
Juan Luis Gaete Chesta	Unrelated Third party	160	182
Arena Fertilizantes y Semillas	Unrelated Third party	177	201
Vicente Oyarce Castro	Unrelated Third party	189	213
Bernardo Guzmán Schmidt	Unrelated Third party	107	121
Total		8,700	9,611

23.9	Indirect guarantees

Guarantees without pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

As of March 31, 2020, there are no indirect guarantees.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 24 Lawsuits and complaints

Investigation by the Department of Justice and the Securities Exchange Commission and Agreements

On January 13, 2017, the Company signed agreements with the DOJ and the SEC relating to their investigations into Company payments to suppliers and organizations that may have had links with politically exposed persons during the period from 2008 to 2015. As a result, the Company conducted its own internal investigation through an ad-hoc Board committee. The Company’s securities are traded in the USA, so the Company is subject to US law. The Company has voluntarily submitted the results of its internal investigation and supporting documents to the DOJ, the SEC and the relevant Chilean authorities.

In accordance with the terms Agreement with the DOJ, denominated DPA the Company has accepted that the DOJ formulates (i) a charge for infractions for the lack of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions for failure to adequately maintain books, records and accounting sections in relation to the events investigated, Under the DPA, the DOJ has agreed not to pursue such charges against the Company for a period of 3 years and release the Company from liability after such period, inasmuch as within that period the Company complies with the terms of the DPA, These include payment of a fine of US$15,487,500 and acceptance of an external monitor for a period of 24 months that will assess the Company’s compliance program, and continue to report on the Company independently for an additional year.

In relation to the agreement with the SEC, the Company has agreed to (i) pay a fine of 15 million dollars and (ii) maintain the Monitor for the aforementioned period.

The SEC has issued a Cease and Desist Order that does not identify other breaches of United States regulations.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 25 Environment

25.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port, these measures have been timely implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects.

The Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plant. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development. In order to do so, it acts both individually and in conjunction with private and public entities.

25.2	Detailed information on disbursements related to the environment

The cumulative disbursements which the Company had incurred as of March 31, 2020 for the concept of investments in production processes, verification and control of compliance with ordinances and laws related to industrial processes and facilities amounted to ThUS$ 3,085 and are detailed as follows:

Notes to the Consolidated Interim Financial Statement March 31, 2020

Accumulated expenses as of March 31, 2020

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursemen ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	1,791	03-31-2020
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	5	02-20-2020
SQM Industrial S.A.	04-I025000 - Re-perforation Pozo 2PL-2 y Ma	Sustainability: Environment and Risk Prevention	Expense	1	03-09-2020
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	12	03-10-2020
SQM Industrial S.A.	04-J017200 - Guarantee availability S	Sustainability: Environment and Risk Prevention	Assets	55	03-26-2020
SQM Industrial S.A.	04-I017700 - Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V.	Sustainability: Environment and Risk Prevention	Assets	105	03-30-2020
SQM S.A.	01-I031300 - DIA Update RCA TEA	Environmental processing	Expense	52	01-31-2020
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	3	03-16-2020
SQM S.A.	01-I017600 - Regularization of Hazardous Substances Decree	Environmental processing	Expense	38	03-17-2020
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	4	03-24-2020
SQM S.A.	01-I030700 - EIA Project Sector Permits	Environmental processing	Expense	142	03-27-2020
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	88	03-30-2020
SQM S.A.	01-I028300 - Implementation PDC 2019 -Proce	Sustainability: Environment and Risk Prevention	Expense	208	03-31-2020
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	1	03-09-2020
SQM Salar S.A.	19-L021700 - Upgrade RH y MA 2019	Environmental processing	Expense	3	03-17-2020
SQM Salar S.A.	19-L023200 - Topographic Equipment 2019	Sustainability: Environment and Risk Prevention	Assets	2	03-18-2020
SQM Salar S.A.	19-L021400 - Environmental Monitoring 2019	Environmental processing	Expense	522	03-20-2020
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and Others	Sustainability: Environment and Risk Prevention	Expense	35	03-25-2020
SQM Salar S.A.	19-S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	18	03-27-2020
Total				3,085

Notes to the Consolidated Interim Financial Statement March 31, 2020

Committed expenses for future periods as of March 31, 2020

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneousa	Environment - Operating Area	Not classified	Expense	8,295	12-31-2020
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory Measures	Sustainability: Environment and Risk Prevention	Expense	237	12-31-2020
SQM Industrial S.A.	04-I025000 - Re-perforation Pozo 2PL-2 y Ma	Sustainability: Environment and Risk Prevention	Expense	128	12-31-2020
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	303	12-31-2020
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	59	12-31-2020
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	127	12-31-2020
SQM Industrial S.A.	04-J017200 - Assurance Availability S	Sustainability: Environment and Risk Prevention	Activo	104	12-31-2020
SQM Industrial S.A.	04-J019900 - Provisional Access to Cerro Domina	Sustainability: Environment and Risk Prevention	Expense	95	12-31-2020
SQM Industrial S.A.	04-M003900 - Revocation PDME	Sustainability: Environment and Risk Prevention	Expense	47	12-31-2020
SQM Industrial S.A.	04-J012200 - DIA and Regularization Pozas CS	Environmental processing	Assets	35	12-31-2020
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	28	12-31-2020
SQM S.A.	01-I017400 - Development of Pintados and deposit	Sustainability: Environment and Risk Prevention	Expense	108	12-31-2020
SQM S.A.	01-I028300 - Implementation PDC 2019 -Proceso	Sustainability: Environment and Risk Prevention	Expense	1,231	12-31-2020
SQM S.A.	01-I030700 - EIA Project Sector Permits	Environmental processing	Expense	284	12-31-2020
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	75	12-31-2020
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	426	12-31-2020
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	1,527	12-31-2020
SQM Salar S.A.	19-L019800 - Paleoclimate Study (Iberia	Sustainability: Environment and Risk Prevention	Expense	49	12-31-2020
SQM Salar S.A.	19-L020000 - Improvement of Operational Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	95	12-31-2020
SQM Salar S.A.	19-L021400 - Environmental Monitoring 2019	Environmental processing	Expense	33	12-31-2020
SQM Salar S.A.	19-L021700 - Update RH y MA 2019	Environmental processing	Expense	132	12-31-2020
SQM Salar S.A.	19-S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	300	12-31-2020
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	135	12-31-2020
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and Others	Sustainability: Environment and Risk Prevention	Expense	238	12-31-2020
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	172	12-31-2020
Total				14,263

Notes to the Consolidated Interim Financial Statement March 31, 2020

Accumulated expenses as of December 31, 2019

Parent Company or Subsidiary	Project Name	Reason for Disbursement	A Asset / Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	8,054	12-31-2019
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	15	12-31-2019
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	3	12-31-2019
SQM S.A.	01-I017400 - Value Added Paints and Deposits	Sustainability: Environment and Risk Prevention	Expense	2	12-31-2019
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	63	12-31-2019
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Assets	522	12-31-2019
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	898	12-31-2019
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	253	12-31-2019
SQM S.A.	01-I028300 - Implementation of PDC 2019	Sustainability: Environment and Risk Prevention	Expense	1,057	12-31-2019
SQM S.A.	01-I030700 - Sector Permits EIA Tente en el Aire Project	Environmental processing	Expense	131	12-31-2019
SQM Industrial S.A.	04-I017700 - Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V.	Sustainability: Environment and Risk Prevention	Assets	318	12-31-2019
SQM Industrial S.A.	04-I025000 - Re-perforación Pozo 2PL-2 y Ma	Sustainability: Environment and Risk Prevention	Expense	7	12-31-2019
SQM Industrial S.A.	04-J007000 - Environmental impact statement	Environmental processing	Expense	7	12-31-2019
SQM Industrial S.A.	04-J010700 - Recovery Water Intake from Rivers	Sustainability: Environment and Risk Prevention	Assets	119	12-31-2019
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Environmental processing	Assets	19	12-31-2019
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	251	12-31-2019
SQM Industrial S.A.	04-J015200 - Implement Economizers	Sustainability: Environment and Risk Prevention	Assets	195	12-31-2019
SQM Industrial S.A.	04-J015700 - Update closure plans	Sustainability: Environment and Risk Prevention	Expense	52	12-31-2019
SQM Industrial S.A.	04-J017200 - Guarantee availability S	Sustainability: Environment and Risk Prevention	Assets	253	12-31-2019
SQM Industrial S.A.	04-J019900 - Provisional Access to Cerro Domina	Sustainability: Environment and Risk Prevention	Expense	141	12-31-2019
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	225	12-31-2019
SQM Salar S.A.	19-C005700 - Solar Electric Recharge Point Project-	Sustainability: Environment and Risk Prevention	Assets	53	12-31-2019
SQM Salar S.A.	19-L012100 - Upgrade to weather stations	Sustainability: Environment and Risk Prevention	Assets	17	12-31-2019
SQM Salar S.A.	19-L018000 - Upgrade TT illumination	Sustainability: Environment and Risk Prevention	Assets	40	12-31-2019
SQM Salar S.A.	19-L018700 - 5th Update of environmental modeling	Environmental processing	Expense	10	12-31-2019
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and others	Sustainability: Environment and Risk Prevention	Expense	166	12-31-2019
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	8	12-31-2019
SQM Salar S.A.	19-L019800 - Paleoclimate Study (Iberia)	Sustainability: Environment and Risk Prevention	Expense	1	12-31-2019
SQM Salar S.A.	19-L020000 - Improvement of Operations Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	5	12-31-2019
SQM Salar S.A.	19-L020300 - Telemetry boreholes	Sustainability: Environment and Risk Prevention	Assets	821	12-31-2019
SQM Salar S.A.	19-L021400 - Environmental Monitoring 2019	Environmental processing	Expense	2,767	12-31-2019
SQM Salar S.A.	19-L021700 - Improvement of RH and MA 2019	Environmental processing	Expense	80	12-31-2019
SQM Salar S.A.	19- S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	430	12-31-2019
Total				16,983

Notes to the Consolidated Interim Financial Statement March 31, 2020

Future expenses as of December 31, 2019

Parent Company or Subsidiary	Project Name	Reason for Disbursement	A Asset / Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	10,085	12-31-2020
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	28	12-31-2020
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	108	12-31-2020
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	75	12-31-2020
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	426	12-31-2020
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	1,527	12-31-2020
SQM S.A.	01-I028300 - Implementation of PDC 2019	Sustainability: Environment and Risk Prevention	Expense	1,231	12-31-2020
SQM S.A.	01-I030700 - Permisos Sectoriales EIA Proyecto Tente en el Aire	Environmental processing	Expense	284	12-31-2020
SQM Industrial S.A.	04-I025000 - Re-perforación Pozo 2PL-2 y Ma	Sustainability: Environment and Risk Prevention	Expense	128	12-31-2020
SQM Industrial S.A.	04-J012200 - DIA and Regularization of CS Ponds	Environmental processing	Assets	35	12-31-2020
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	303	12-31-2020
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	59	12-31-2020
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	127	12-31-2020
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory Measures	Sustainability: Environment and Risk Prevention	Expense	237	12-31-2020
SQM Industrial S.A.	04-J017200 - Guarantee availability S	Sustainability: Environment and Risk Prevention	Assets	104	12-31-2020
SQM Industrial S.A.	04-J019900 - Provisional Access to Cerro Domina	Sustainability: Environment and Risk Prevention	Expense	95	12-31-2020
SQM Industrial S.A.	04-M003900 - Revocation of PDME	Sustainability: Environment and Risk Prevention	Expense	47	12-31-2020
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	135	12-31-2020
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and others	Sustainability: Environment and Risk Prevention	Expense	238	12-31-2020
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	172	12-31-2020
SQM Salar S.A.	19-L019800 - Paleoclimate Study (Iberia)	Sustainability: Environment and Risk Prevention	Expense	49	12-31-2020
SQM Salar S.A.	19-L020000 - Improvement of Operations Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	95	12-31-2020
SQM Salar S.A.	19-L021400 - Environmental Monitoring 2019	Environmental processing	Expense	33	12-31-2020
SQM Salar S.A.	19-L021700 - Improvement of RH and MA 2019	Environmental processing	Expense	132	12-31-2020
SQM Salar S.A.	19- S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	300	12-31-2020
Total				16,053

Notes to the Consolidated Interim Financial Statement March 31, 2020

25.3 Description of each project, indicating whether these are in process or have been finished

Sociedad Quimca y Minera de Chile S.A.

Environmental Commitments Implementation Projects

I0172: The project includes the commitments the Tamarugos Environmental Management Plan (PMAT), which contemplates an Environmental Education Program that includes the design, construction and start-up of an Environmental Education Center (CEDAM) at Puquios de Llamara.

I0174: The commitments within the Pampa Hermosa project include implementing "Value Added" at the former Pintados station. and a storage facility in Humberstone to store archaeological material, committed to in environmental assessments.

I0187: The project involves the implementation of measures that were committed to during the penalty process, including urgent and transitory measures And and the compliance program approved by SMA.

I0283: The project involves the implementation of actions committed in the PDC. The implementation considers consulting with consultants (legal, hydrogeological and in processing with PDC), studies and additional follow-up.

I0307: The project involves the preparation and processing of sectoral and environmental permits with the DGA and SERNAGEOMIN for the “Tente en el Aire” Project.

Environmental Improvement Initiatives and Projects

I0138: The project considers increasing the height of every SO2 absorption tower (regular and stand-by towers) to increase the SO2 absorption efficiency.

I0176: The project involves diagnosis of works for their adaptation to the recently enacted Regulation of Hazardous Substances.

Projects for the Studies and Presentations to the Environmental Assessment System

I0194: The project consists of the preparation and processing of the Environmental Impact Study for Expansion of TEA and Impulsion.

I0282: The project consists of the preparation and processing of the Environmental Impact Study for Llamara.

I0313: The project involves a preliminary environmental characterization (terrestrial biota, archeology and paleontology) of 4 alternative sites. Once the alternative to use has been defined based on technical and environmental criteria, a DIA/EIA will be implemented.

Notes to the Consolidated Interim Financial Statement March 31, 2020

SQM Industrial S.A.

Environmental Commitments Implementation Projects

J0158: The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS), and permits for hydraulic works defined in Article 294 of the Water Code (evaporation wells) at CS and NV.

Environmental Improvement Initiatives and Projects

I0250: The project consists of re-drilling well 2Pl-2, with the relevant development work and pump tests.

J0102: It is proposed to build a new PTS plant that is integrated into the NPT 2 crystallization process.

J0107: The project looks to renovate and automate the operation of pump stations at the three water intakes, by incorporating automatic valves and smart controls for pumps.

J0135: This project consists of dealing with all the oils and components that contain 50ppm or more of Policlorobife PCB by 2025 at the latest

J0152: The project will install exhaust gas heat recovery equipment in boilers and implement associated structural improvements.

J0157: The project will update the closure plans in accordance with the normal regime established by current legislation. These requirements include an initial external audit, detailed risks analysis and their control, and other requirements

J0172: The project will ensure the availability of water resources in "CS, ME, VE and CV" adductions.

J0199: The project considers obtaining a provisional roadway approval from the Ministry of Public Works to prepare and use the intersection access to Cerro Dominador.

M0020: The project consists of concluding the system of the drinking water network in Maria Elena. It intends to acquire equipment to better address water seepage in town and problems in the sewage chambers. Sewage water management requires a single backfill for final sludge disposal, in keeping with current legislation.

M0039: The project considers requesting the revocation of the saturated zone and the PDME with the Ministry of the Environment.

Projects for the Studies and Presentations to the Environmental Assessment System

I0177: The project will complete the basic engineering, execute the EIA Tente en el Aire, obtain the legal and sectorial permits for a second stage to secure the execution of the project.

J0070: This is preparing and processing the Environmental Impact Statement (DIA) for the CS pads.

J0122: The project consists of entering the Coya Sur wells into the “environmental impact assessment system” and processing the permits for these wells with the General Directorate of Water Resources (DGA).

Notes to the Consolidated Interim Financial Statement March 31, 2020

SQM Salar S.A.

Environmental Commitments Implementation Projects

L0121: Change of the weather station equipment to comply with the standard.

L0187: The project involves this 5th update to numeric modeling, which would provide compliance with the commitments undertaken during the environmental qualification process for the project “Changes and Improvements to Mining Operations in the Salar de Atacama

L0198: The project will date sediment in the depositional environments of the last 50,000 years to complement the facies sedimentological model provided by the consultant. The project will try to reconstruct the variability history of the lagoon system with absolute ages.

L0200: The project will identify an appropriate device. Field testing of sensors. Purchase of sensors for all points. Installation of sensors. Analyze remote data transmission (future project)

L0203: The project will install a remote telemetry system in boreholes.

L0214: The project consists of implementing a 2019 environmental monitoring plan to monitor an optimum compliance of current environmental regulations.

L0217: The project involves quoting new equipment. Purchase of new equipment. Reparation of old equipment for use as backup in the event of unexpected failure of new equipment.

S0134: The project involves showing information online regarding extractions and reinjections from the salar. Additionally include biotic and hydrogeological information to show authorities and the community the actions implemented by SQM for the environmental variable it has committed to.

Environmental Improvement Initiatives and Projects

C0057: The project is focused on developing and promoting electro-mobility in our company, promoting the market for electric vehicles in the region and supporting a technological project to change the image. The project aims to build and maintain operational 1 off-grid electrolinera in Salar del Carmen (charging points of electric vehicles), which will be supplied 100% with solar energy and which will have a bank of lithium batteries which will increase the efficiency of the system, storing the energy not consumed.

L0147: This project contemplates the reduction of these industrial waste storage points and packaging of different industrial waste according to the RCA and legislation in force.

L0180: Standardization of lighting and electrical circuits for ground transport operations in Salar de Atacama.

L0188: The project involves the participation of an external consulting team to narrow down the sources of the risks identified, propose operational optimization plans, improvements to control systems (monitoring networks) and support in modeling this deposit with a view to a better evolution of short- and medium-term projections (5 years).

L0189: It includes improving the current lysimeter stations and implementing new stations in important sectors that are not currently measured, with the ability to remotely transmit information. This will improve the spatial coverage of the stations that measure evaporation within the basin. This considers consulting with an expert to propose methodological improvements.

L0232: This considers purchase of GPS and a Full Station for measuring stockpiles, salt height. Pursuant to CORFO requests, equipment is needed to provide information.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 26    Mineral resource exploration and evaluation expenditure

Given the nature of operations of the SQM Group and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Ejecution, economically feasible, not economically feasible and in exploitation:

(a)	Implementation: Disbursements for prospecting under implementation and therefore prior to determination of economic feasibility, are classified in accordance with Note 3.23

-	Chile: ThUS$ 16,189 and ThUS$ 12,841 corresponds to exploration relating caliche and brine exploration as of March 31, 2020 and December 31, 2019, respectively Both are in the Property, Plant and Equipment caption as construction in progress.

-	For Mt Holland, total disbursements corresponding to construction in progress (which includes exploration disbursements) amount to ThUS$ 32,594 as of March31, 2020, and ThUS$ 30,475 as of December 31, 2019.

(b)	Economically feasible: Prospecting disbursements corresponding to caliche exploration, wherein the study concluded that its economic feasibility is viable, are classified under “Non-Current Assets in Other Non-current Non-Financial Assets”, The balance as of March 31, 2020, is ThUS$ 6,576 and as of December 31, 2019, it is ThUS$ 6,576.

At March 31, 2020, ThUS$ 3,949 corresponding to advanced metallic exploration are also presented under the heading "Other Non-Current Non-Financial Assets", and as of December 31, 2019, it is ThUS$ 3,433.

For the exploration of the Salar de Atacama, the associated assets correspond to wells that can be used both in monitoring and exploitation of the Salar, Therefore, once the studies are concluded, these are classified as “Non-current Assets” in “Properties, Plants and Equipment”, assigning them a technical useful life of 10 years.

(c)	Not economically feasible: Prospecting disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of March 31, 2020, there were no disbursements for this concept and as of December 31, 2019, there was a total of ThUS$ 165 for this concept.

(d)	In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is exploited in the following 12 months is presented as “Current Assets” in the “Process Inventories”, the remaining portion is classified as “Other Non-current Non-Financial Assets”.

As of March 31, 2020, the amount in “Process Inventories”, is ThUS$ 1,831 and the balance as of December 31, 2019 for this concept es ThUS$ 1,367, while in the item “Other Non-current Non-Financial Asset” as of March 31, 2020 is ThUS$ 7,728 and as of December 31, 2019 is ThUS$ 8,645.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 27    Gains (losses) from operating activities in the statement of income of expenses, included according to their nature

27.1	Revenue from operating activities customer activities

The Group derives revenues from the sale of goods (which are recognised at one point in time) and from the provision of services (which are recognised over time) and are distributed among the following geographical areas and main product and service lines.

(a)	Geographic areas:

As of March 31, 2020
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	15,043	220	200	5,216	909	4,634	26,222
Latin America and the Caribbean	8,791	2,251	-	7,122	1,313	110	19,587
Europe	43,467	47,829	15,387	11,234	3,637	318	121,872
North America	67,301	21,842	8,793	9,429	6,970	584	114,919
Asia and Others	30,475	25,609	40,964	10,330	1,819	240	109,437
Total	165,077	97,751	65,344	43,331	14,648	5,886	392,037

As of March 31, 2019
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	13,972	251	100	8,802	1,571	6,891	31,587
Latin America and the Caribbean	23,585	1,843	1,402	8,896	1,466	3	37,195
Europa	40,035	30,484	19,629	9,083	4,398	129	103,758
North America	66,394	21,575	11,918	8,427	7,853	398	116,565
Asia and Others	40,530	41,662	121,981	8,896	1,674	390	215,133
Total	184,516	95,815	155,030	44,104	16,962	7,811	504,238

Notes to the Consolidated Interim Financial Statement March 31, 2020

(b)	Main product and service lines:

	For the period from January to March of the year
	2020	2019
Products and Services	ThUS$	ThUS$
Specialty plant nutrition	165,077	184,516
- Sodium Nitrates	5,084	6,259
-Potassium nitrate and sodium potassium nitrate	104,153	121,712
- Specialty Blends	31,392	33,336
- Other specialty fertilizers	24,448	23,209
Iodine and derivatives	97,751	95,815
Lithium and derivatives	65,344	155,030
Potassium	43,331	44,104
Industrial chemicals	14,648	16,962
Other	5,886	7,811
- Services	776	809
- Income from property leases	373	368
- Income from subleases on right-of-use assets	55	77
- Commodities	1,884	1,696
-Other ordinary income Of. Commercial	2,798	4,861
Total	392,037	504,238

Notes to the Consolidated Interim Financial Statement March 31, 2020

27.2	Cost of sales

Cost of sales broken down by nature of expense

	For the period from January to March of the year
	2020	2019
Nature of expense	ThUS$	ThUS$
Raw materials and consumables used	(68,403)	(68,209)
Eployee benefit expenses	(38,519)	(43,766)
Depreciation expense	(46,384)	(47,498)
Depreciation of Right-of-use Assets (IFRS 16)	(1,491)	(1,111)
Amortization expense	(1,191)	(1,176)
Investment plan expenses	(5,634)	(1,040)
Provision for materials, spare parts and supplies	1,138	(4,836)
Contractors	(27,770)	(26,229)
Operating leases	(13,117)	(11,779)
Mining concessions	(2,044)	(1,984)
Operations transport	(13,105)	(11,909)
Freight and product transport costs	(10,875)	(11,142)
Purchase of products from third parties	(52,903)	(53,894)
Insurance	(3,856)	(6,051)
CORFO rights y otros acuerdos	(23,186)	(45,507)
Export costs	(23,934)	(25,304)
Expenses related to Variable Parts Leases (contracts under IFRS 16)	(274)	(274)
Variation in inventory	58,059	13,939
Variation in inventory provision	(10)	5,739
Others	(10,793)	(16,710)
Total	(284,292)	(358,741)

Notes to the Consolidated Interim Financial Statement March 31, 2020

27.3	Other income

	For the period from January to March of the year
	2020	2019
Other income	ThUS$	ThUS$
Discounts obtained from suppliers	174	162
Fines charged to suppliers	122	156
Taxes recovered	12	135
Amounts recovered from insurance	1,000	57
Overestimate of provisions for third-party obligations	393	9
Other operating income	464	689
Options on mining claims	60	105
Easements, pipelines and roads	18	5,000
Total	2,243	6,313

27.4	Administrative expenses

	For the period from January to March of the year
	2020	2019
Administrative expenses	ThUS$	ThUS$
Employee benefit expenses	(12,679)	(13,701)
Marketing costs	(704)	(1,373)
Amortization expenses	(13)	-
Entertainment expenses	(863)	(1,274)
Advisory services	(2,768)	(2,700)
Lease of buildings and facilities	(342)	(682)
Insurance	(607)	(537)
Office expenses	(1,111)	(1,416)
Contractors	(1,874)	(1,612)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(591)	(394)
Other expenses	(2,981)	(2,816)
Total	(24,533)	(26,505)

Notes to the Consolidated Interim Financial Statement March 31, 2020

27.5	Other expenses, by function

	For the period from January to March of the year
	2020	2019
Other expenses, by function	ThUS$	ThUS$
Depreciation and amortization expense
Depreciation of assets not in use	(11)	(7)
Subtotal	(11)	(7)
Impairment losses (reversals of impairment losses) recognized in profit (loss) for the year
Property, plant and equipment	-	-
Intangible assets other than goodwill	-	-
Goodwill	-	-
Non-current assets and disowned groups held for sale	-	-
Subtotal	-	-
Other expenses, by nature
Legal expenses	(941)	(4,453)
VAT and other unrecoverable taxes	(215)	(301)
Fines paid	(159)	(48)
Investment plan expenses	(378)	(752)
Non-metallic exploration expenses	(1,107)	(1,085)
Donations	(1,041)	(724)
Other operating expenses	(675)	(604)
Subtotal	(4,516)	(7,967)
Total	(4,527)	(7,974)

27.6	Other gains (losses)

	For the period from January to March of the year
	2020	2019
Other income (expenses)	ThUS$	ThUS$
Adjust previous year application method of participation	215	130
Impairment of interests in joint ventures	461	-
Others	23	(6)
Totals	699	124

Notes to the Consolidated Interim Financial Statement March 31, 2020

27.7	Impairment of gains and reversal of impairment losses

	For the period from January to March of the year
	2020	2019
Description	ThUS$	ThUS$
(Impairment) /reversion of value of financial assets	1,769	554
Totales	1,769	554

27.8	Summary of expenses by nature

The following summary corresponds to the requirements of CMF and considers notes 27.2, 27.4 and 27.5

	For the period from January to March of the year
	2020	2019
Expenses by nature	ThUS$	ThUS$
Depreciation expense	(68,403)	(68,209)
Depreciation of Right-of-use Assets (IFRS 16)	(51,198)	(57,467)
Amortization expense
Depreciation expense	(46,395)	(47,505)
Investment plan expenses	(2,082)	(1,505)
Amortization expense	(1,204)	(1,176)
Legal expenses	(941)	(4,453)
Investment plan expenses	(6,012)	(1,792)
Exploration expenses	(1,107)	(1,085)
Provision for materials, spare parts and supplies	1,138	(4,836)
Contractors	(29,644)	(27,841)
Leases	(13,459)	(12,461)
Concesiones Mineras	(2,044)	(1,984)
Operation transport	(13,105)	(11,909)
Freight and product transport costs	(10,875)	(11,142)
Purchase of products from third parties	(52,903)	(53,288)
CORFO rights	(23,186)	(45,507)
Export costs	(23,934)	(25,304)
Expenses related to Variable Parts Leases (IFRS 16)	(274)	(274)
Insurance	(4,463)	(6,588)
Consultant and advisor services	(2,768)	(2,700)
Variation in inventory	58,059	13,939
Variation in provision on product inventory	(10)	5,739
Other expenses, by nature	(18,542)	(25,872)
Total expenses by nature	(313.352)	(393.220)

Notes to the Consolidated Interim Financial Statement March 31, 2020

27.9            Finance expenses

	For the period from January to March of the year
	2020	2019
Finance expenses	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(927)	(473)
Interest expense from bonds	(22,954)	(16,437)
Interest expense from loans	(554)	(664)
Capitalized interest expenses	2,229	1,461
Financial expenses for site closure	(239)	(1,480)
Interest on lease agreement	(341)	(344)
Other finance costs	(281)	(393)
Total	(23,067)	(18,330)

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 28 Reportable segments

28.1            Reportable segments

(a)	General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 28.2).

The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.

(b)	Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

(c)	Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and have its operating results reviewed on a regular basis by the highest authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients

2.	Iodine and its derivatives

3.	Lithium and its derivatives

4.	Industrial chemicals

5.	Potassium

6.	Other products and services

(d)	Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

Notes to the Consolidated Interim Financial Statement March 31, 2020

(e)	Basis of accounting for transactions between reportable segments

Inter-segment sales are made under the same conditions as sales to third parties and are measured consistently as presented in the statement of income.

(f)	Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production and etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

(g)	Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

(h)	Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

Notes to the Consolidated Interim Financial Statement March 31, 2020

28.2            Reportable segment disclosures:

Operating segment ítems as of March 31, 2020	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industria l chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of March 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	165,077	97,751	65,344	14,648	43,331	5,886	392,037	392,037	-	392,037
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	165,077	97,751	65,344	14,648	43,331	5,886	392,037	392,037	-	392,037
Costs of sales	(126,601)	(48,874)	(52,764)	(11,843)	(39,249)	(4,961)	(284,292)	(284,292)	-	(284,292)
Administrative expenses	-	-	-	-	-	-	-	-	(24,533)	(24,533)
Interest expense	-	-	-	-	-	-	-	-	(23,067)	(23,067)
Depreciation and amortization expense	(12,854)	(7,393)	(5,992)	(1,223)	(7,088)	(15,131)	(49,681)	(49,681)	-	(49,681)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	1,618	1,618
Income (loss) before taxes	38,476	48,877	12,580	2,805	4,082	925	107,745	107,745	(41,698)	66,047
Income tax expense	-	-	-	-	-	-	-	-	(20,592)	(20,592)
Net income (loss)	38,476	48,877	12,580	2,805	4,082	925	107,745	107,745	(62,290)	45,455
Assets	-	-	-	-	-	-	-	-	5,033,604	5,033,604
Equity-accounted investees	-	-	-	-	-	-	-	-	106,293	106,293
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	6,267	6,267
Increase of non-current assets	-	-	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	2,923,161	2,923,161
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	1,769	1,769
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	13,987	13,987
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(257,247)	(257,247)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	390,493	390,493

Notes to the Consolidated Interim Financial Statement March 31, 2020

Operating segment ítems as of March 31, 2019	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of March 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	184,516	95,815	155,030	16,962	44,104	7,811	504,238	504,238	-	504,238
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	184,516	95,815	155,030	16,962	44,104	7,811	504,238	504,238	-	504,238
Costs of sales	(154,246)	(60,347)	(85,979)	(11,660)	(40,117)	(6,392)	(358,741)	(358,741)	-	(358,741)
Administrative expenses	-	-	-	-	-	-	-	-	(26,505)	(26,505)
Interest expense	-	-	-	-	-	-	-	-	(18,330)	(18,330)
Depreciation and amortization expense	(14,964)	(11,957)	(11,048)	(1,610)	(7,302)	(3,305)	(50,186)	(50,186)	-	(50,186)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	3,406	3,406
Income (loss) before taxes	30,270	35,468	69,051	5,302	3,987	1,419	145,497	145,497	(32,642)	112,855
Income tax expense	-	-	-	-	-	-	-	-	(31,871)	(31,871)
Net income (loss)	30,270	35,468	69,051	5,302	3,987	1,419	145,497	145,497	(64,513)	80,984
Assets	-	-	-	-	-	-	-	-	4,367,575	4,367,575
Equity-accounted investees	-	-	-	-	-	-	-	-	112,142	112,142
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts									50,947	50,947
Increase of non-current assets	-	-	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	2,230,981	2,230,981
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	554	554
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	77,874	77,874
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(33,132)	(33,132)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(1,430)	(1,430)

Notes to the Consolidated Interim Financial Statement March 31, 2020

28.3            Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income as of March 31, 2020	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	165,077	97,751	65,344	14,648	43,331	5,886	-	392,037
Cost of sales	(126,601)	(48,874)	(52,764)	(11,843)	(39,249)	(4,961)	-	(284,292)
Gross profit	38,476	48,877	12,580	2,805	4,082	925	-	107,745
Other incomes by function	-	-	-	-	-	-	2,243	2,243
Administrative expenses	-	-	-	-	-	-	(24,533)	(24,533)
Other expenses by function	-	-	-	-	-	-	(4,527)	(4,527)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	1,769	1,769
Other gains (losses)	-	-	-	-	-	-	699	699
Financial income	-	-	-	-	-	-	6,761	6,761
Financial costs	-	-	-	-	-	-	(23,067)	(23,067)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	1,618	1,618
Exchange differences	-	-	-	-	-	-	(2,661)	(2,661)
Profit (loss) before taxes	38,476	48,877	12,580	2,805	4,082	925	(41,698)	66,047
Income tax expense	-	-	-	-	-	-	(20,592)	(20,592)
Profit (loss) from continuing operations	38,476	48,877	12,580	2,805	4,082	925	(62,290)	45,455

Notes to the Consolidated Interim Financial Statement March 31, 2020

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and it s derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
as of March 31, 2019	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	184,516	95,815	155,030	16,962	44,104	7,811	-	504,238
Cost of sales	(154,246)	(60,347)	(85,979)	(11,660)	(40,117)	(6,392)	-	(358,741)
Gross profit	30,270	35,468	69,051	5,302	3,987	1,419	-	145,497
Other incomes by function	-	-	-	-	-	-	6,313	6,313
Administrative expenses	-	-	-	-	-	-	(26,505)	(26,505)
Other expenses by function	-	-	-	-	-	-	(7,974)	(7,974)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	554	554
Other gains (losses)	-	-	-	-	-	-	124	124
Financial income	-	-	-	-	-	-	5,925	5,925
Financial costs	-	-	-	-	-	-	(18,330)	(18,330)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	3,406	3,406
Exchange differences	-	-	-	-	-	-	3,845	3,845
Profit (loss) before taxes	30,270	35,468	69,051	5,302	3,987	1,419	(32,642)	112,855
Income tax expense	-	-	-	-	-	-	(31,871)	(31,871)
Net Profit (loss)	30,270	35,468	69,051	5,302	3,987	1,419	(64,513)	80,984

Notes to the Consolidated Interim Financial Statement March 31, 2020

28.4	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

28.5	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company’s Management.

Notes to the Consolidated Interim Financial Statement March 31, 2020

28.6	Segments by geographical areas

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
Items as of March 31, 2020	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	26,222	19,587	121,872	114,919	109,437	392,037
Investment accounted for under the equity method	-	(3,710)	65,352	15,444	29,207	106,293
Intangible assets other than goodwill	106,620	421	1,275	2,568	76,992	187,876
Goodwill	23,205	-	11,521	-	-	34,726
Property, plant and equipment, net	1,548,299	490	3,746	3,477	35,489	1,591,501
Investment property	27,609	-	2,719	4,632	92	35,052
Other non-current assets	19,837	22	5	(565)	-	19,299
Non-current assets	1,725,570	(2,777)	84,618	25,556	141,780	1,974,747

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
Items as of March 31, 2019	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	31,587	37,195	103,758	116,565	215,133	504,238
Investment accounted for under the equity method	-	(4,475)	59,818	15,137	41,662	112,142
Intangible assets other than goodwill	110,031	-	210	1,372	77,198	188,811
Goodwill	23,345	-	11,516	-	-	34,861
Property, plant and equipment, net	1,456,002	345	4,348	3,195	16,865	1,480,755
Investment property	30,114	-	-	-	-	30,114
Other non-current assets	16,727	27	-	(874)	-	15,880
Non-current assets	1,636,219	(4,103)	75,892	18,830	135,725	1,862,563

Notes to the Consolidated Interim Financial Statement March 31, 2020

28.7	Property, plant and equipment classified by geographical areas

The company's main production facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of March 31, 2020 and December 31, 2019:

	Location		Products

-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 29 Borrowing costs

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23.

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

(a)	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

Financing costs are not activated for periods that exceed the normal term for acquisition, construction or installation of the property; such is the case for delays, interruptions or temporary suspension of the project due to technical, financial or other problems that make it impossible to leave the property in usable conditions.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	As of Marchr 31, 2020	As of March 31, 2019
Costs of capitalized interest	ThUS$	ThUS$
Capitalization rate of costs for capitalized interest	4%	4%
Amount of costs for interest capitalized in ThUS$	2,229	1,461

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 30 Effect of fluctuations in foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss and other comprehensive income:

Foreign currency exchange differences recognized in profit or loss and	As of March 31, 2020	As of March 31, 2019
other comprehensive income	ThUS$	ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year	(2,661)	3,845
Conversion foreign exchange reserves
Conversion foreign exchange reserves attributable to the owners of the controlling entity.	(6,879)	656
Conversion foreign exchange reserves attributable to the non-controlling entity.	424	(49)
Total	(6,455)	607

b)            Reserves for foreign currency exchange differences:

As of March 31, 2020, and 2019, foreign currency exchange differences are detailed as follows:

	As of March 31, 2020	As of March 31, 2019
Details	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(9)	(17)
Proinsa Ltda.	-	(10)
Comercial Agrorama Ltda.	152	(38)
Isapre Norte Grande Ltda.	(114)	14
Almacenes y Depósitos Ltda.	119	121
Sacal S.A.	-	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(32)	(7)
Agrorama S.A.	614	76
Doktor Tarsa	(13,811)	(13,811)
SQM Vitas Fzco	(3,758)	(2,216)
Ajay Europe	(1,648)	(1,446)
SQM Eastmed Turkey	(169)	(121)
Doctochem	7	-
Coromandel SQM India	(431)	(374)
SQM Italia SRL	(261)	(235)
SQM Oceanía Pty Ltd.	(579)	(634)
SQM Indonesia S.A.	(124)	(124)
Abu Dhabi Fertillizers Industries WWL.	372	(435)
SQM Vitas Holland	(225)	(196)
SQM Thailand Limited	(68)	(68)
SQM Europe	(1,983)	(1,983)
SQM Australia Pty Ltd.	(9,195)	(4,222)
Pavoni & C. Spa	(265)	(1)
Terra Tarsa BV	(153)	(4)
Plantacote NV	(26)	378
Doktolab Tarim Arastirma San.	(77)	(16)
Kore Potash PLC (a)	(1,884)	(1,206)
SQM Colombia SAS	(80)	(77)
Total	(32,624)	(25,651)

Notes to the Consolidated Interim Financial Statement March 31, 2020

c)            Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-      A relevant portion of the revenues of these subsidiaries are associated with the local currency.

-      The explotation cost structure of these companies is affected by the local currency.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 31 Disclosures on the effects of fluctuations in foreign currency exchange rates

a)	Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	As of March 31, 2020 ThUS$	As of December 31, 2019 ThUS$
Cash and cash equivalents	USD	607,345	558,572
Cash and cash equivalents	ARS	2	3
Cash and cash equivalents	CLP	89,887	8,240
Cash and cash equivalents	CNY	14,983	2,484
Cash and cash equivalents	EUR	9,547	3,131
Cash and cash equivalents	GBP	3	3
Cash and cash equivalents	AUD	1,170	8,492
Cash and cash equivalents	INR	6	6
Cash and cash equivalents	MXN	665	2,103
Cash and cash equivalents	PEN	4	4
Cash and cash equivalents	AED	1	-
Cash and cash equivalents	JPY	2,373	1,559
Cash and cash equivalents	ZAR	1,521	3,929
Cash and cash equivalents	KRW	88	-
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	1	1
Subtotal cash and cash equivalents		727,599	588,530
Other current financial assets	USD	276,157	127,889
Other current financial assets	CLF	26,043	36,896
Other current financial assets	CLP	375,542	340,705
Subtotal other current financial assets		677,742	505,490
Other current non-financial assets	USD	13,034	16,535
Other current non-financial assets	AUD	191	285
Other current non-financial assets	BRL	-	2
Other current non-financial assets	CLF	30	31
Other current non-financial assets	CLP	20,875	24,374
Other current non-financial assets	CNY	1,639	326
Other current non-financial assets	EUR	648	3,055
Other current non-financial assets	MXN	2,431	2,629
Other current non-financial assets	THB	10	22
Other current non-financial assets	JPY	187	174
Other current non-financial assets	ZAR	999	3,119
Subtotal other current non-financial assets		40,044	50,552
Trade and other receivables	USD	212,532	225,554
Trade and other receivables	PEN	1	6
Trade and other receivables	BRL	15	19
Trade and other receivables	CLF	752	504
Trade and other receivables	CLP	46,506	56,023
Trade and other receivables	CNY	1,000	3,340
Trade and other receivables	EUR	43,313	24,925
Trade and other receivables	GBP	261	148
Trade and other receivables	MXN	24,637	211
Trade and other receivables	AED	1,383	1,193
Trade and other receivables	THB	1,290	1,695
Trade and other receivables	JPY	26,250	66,266
Trade and other receivables	AUD	730	801
Trade and other receivables	ZAR	-	15,900
Trade and other receivables	COP	1,955	2,557
Subtotal trade and other receivables		360,625	399,142
Receivables from related parties	USD	57,676	60,135
Receivables from related parties	EUR	7,640	1,092
Receivables from related parties	AUD	140	-
Subtotal receivables from related parties		65,456	61,227
Current inventories	USD	1,041,387	983,338
Subtotal Current inventories		1,041,387	983.338

Notes to the Consolidated Interim Financial Statement March 31, 2020

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	As of March 31, 2020 ThUS$	As of December 31, 2019 ThUS$
Current tax assets	USD	97,044	87,509
Current tax assets	ARS	1	1
Current tax assets	CLP	1,973	1,623
Current tax assets	CNY	34	-
Current tax assets	EUR	4,876	61
Current tax assets	MXN	2,028	1,806
Current tax assets	PEN	3	-
Current tax assets	ZAR	248	139
Current tax assets	COP	-	294
Current tax assets	THB	1	-
Subtotal current tax assets		106,208	91,433
Non-current assets or groups of assets classified as held for sale	USD	1,711	2,454
Subtotal Non-current assets or groups of assets classified as held for sale		1,711	2,454
Total current assets		3,020,772	2,682,166
Non-current assets
Other non-current financial assets	USD	2,773	8,687
Other non-current financial assets	CLP	20	20
Other non-current financial assets	EUR	1,276	-
Other non-current financial assets	JPY	73	71
Subtotal Other non-current financial assets		4,142	8,778
Other non-current non-financial assets	USD	18,670	19,101
Other non-current non-financial assets	BRL	17	22
Other non-current non-financial assets	COP	5	6
Other non-current non-financial assets	EUR	4	4
Other non-current non-financial assets	CLP	603	596
Subtotal Other non-current non-financial assets		19,299	19,729
Other receivables, non-current	USD	503	522
Other receivables, non-current	CLF	-	165
Other receivables, non-current	MXN	350	43
Other receivables, non-current	COP	4	-
Other receivables, non-current	CLP	907	980
Subtotal Other receivables, non-current		1,764	1,710
Investments classified using the equity method of accounting	USD	45,053	57,777
Investments classified using the equity method of accounting	TRY	27,073	26,624
Investments classified using the equity method of accounting	AED	19,403	9,111
Investments classified using the equity method of accounting	EUR	12,700	14,315
Investments classified using the equity method of accounting	INR	1,717	1,568
Investments classified using the equity method of accounting	THB	347	40
Subtotal Investments classified using the equity method of accounting		106,293	109,435
Intangible assets other than goodwill	USD	185,589	185,951
Intangible assets other than goodwill	MXN	1,045	1,137
Intangible assets other than goodwill	CLP	134	136
Intangible assets other than goodwill	EUR	1,108	1,134
Subtotal intangible assets other than goodwill		187,876	188,358
Purchases goodwill, gross	USD	34,438	34,438
Purchases goodwill, gross	CLP	140	140
Purchases goodwill, gross	EUR	148	148
Subtotal Purchases goodwill, gross		34,726	34,726
Property, plant and equipment	USD	1,576,697	1,556,160
Property, plant and equipment	CLP	3,137	3,294
Property, plant and equipment	EUR	4,998	4,756
Property, plant and equipment	AED	854	-
Property, plant and equipment	BRL	113	-
Property, plant and equipment	MXN	5,498	5,588
Property, plant and equipment	COP	97	108
Property, plant and equipment	ZAR	107	-
Subtotal property, plant and equipment		1,591,501	1,569,906
Right-of-use assets	USD	35,052	37,164
Subtotal Right-of-use assets		35,052	37,164
Current tax assets, non-current	USD	32,179	32,179
Subtotal Current tax assets, non-current		32,179	32,179
Total non-current assets		2,012,832	2,001,985
Total assets		5,033,604	4,684,151

Notes to the Consolidated Interim Financial Statement March 31, 2020

		As of March 31, 2020			As of December 31, 2019
Class of liability	Currency	Up to 90 day ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	USD	274,456	11,872	286,328	20,582	250,694	271.276
Other current financial liabilities	CLF	1,142	172,578	173,720	19,518	323	19.841
Other current financial liabilities	BRL	-	-	0	11	-	11
Subtotal other current financial liabilities		275.598	184,450	460,048	40,111	251,017	291,128
Current lease liabilities	USD	-	7,520	7,520	-	7,694	7.694
Subtotal Current lease liabilities		-	7,520	7,520	-	7,694	7,694
Trade and other payables	USD	58,216	-	58,216	44,146	-	44.146
Trade and other payables	BRL	7	-	7	10	-	10
Trade and other payables	THB	6	-	6	53	-	53
Trade and other payables	CLP	69,029	779	69,808	73,703	17,108	90.811
Trade and other payables	CNY	1,730	-	1,730	-	-	-
Trade and other payables	EUR	19,922	15,743	35,665	58,538	5	58.543
Trade and other payables	GBP	18	-	18	17	-	17
Trade and other payables	INR	-	-	-	1	-	1
Trade and other payables	MXN	409	-	409	5,122	-	5.122
Trade and other payables	PEN	4	-	4	5	-	5
Trade and other payables	AUD	3,239	-	3,239	4,442	-	4.442
Trade and other payables	ZAR	1,793	-	1,793	2,260	-	2.260
Trade and other payables	AED	-	-	-	188	-	188
Trade and other payables	COP	288	-	288	192	-	192
Subtotal trade and other payables		154,661	16,522	171,183	188,677	17,113	205,790
Trade payables due to related parties, current	USD	303	-	303	475	-	475
Subtotal Trade payables due to related parties, current		303	-	303	475	-	475
Other current provisions	USD	82,800	227	83,027	109,650	820	110.470
Other current provisions	ARS	-	-	-	7	-	7
Other current provisions	CLP	77	-	77	82	-	82
Other current provisions	EUR	5	-	5	6	-	6
Subtotal other current provisions		82,882	227	83,109	109,745	820	110,565
Current tax liabilities	USD	4,475	17,018	21,493	2,863	14,994	17.857
Current tax liabilities	CLP	-	15	15	-	17	17
Current tax liabilities	EUR	-	736	736	-	-	-
Subtotal current tax liabilities		4,475	17,769	22,244	2,863	15,011	17,874

Notes to the Consolidated Interim Financial Statement March 31, 2020

		As of March 31, 2020			As of December 31, 2019
Class of liability	Currency	Up to 90 day ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Provisions for employee benefits, currents	USD	1,430	9,770	11,200	12,486	3,901	16,387
Subtotal Provisions for employee benefits, current		1.430	9,770	11,200	12,486	3,901	16,387
Other current non-financial liabilities	USD	163,985	120	164,105	117,136	154	117,290
Other current non-financial liabilities	THB	41	-	41	30	-	30
Other current non-financial liabilities	BRL	2	-	2	3	-	3
Other current non-financial liabilities	CLP	8,213	3,115	11,328	5,969	2,439	8,408
Other current non-financial liabilities	CNY	2	-	2	-	-	-
Other current non-financial liabilities	EUR	773	152	925	842	-	842
Other current non-financial liabilities	MXN	68	31	99	129	64	193
Other current non-financial liabilities	JPY	27	6	33	21	12	33
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	ZAR	-	-	-	10	-	10
Other current non-financial liabilities	COP	-	9	9	20	-	20
Subtotal other current non-financial liabilities		173,181	3,433	176,614	124,230	2,669	126,899
Total current liabilities		692,530	239,705	932,221	478,587	298,225	776,812

		As of March 31, 2020
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	393,255	57,090	367,957	-	692,811	1,511,113
Other non-current financial liabilities	CLF	-	-	-	-	201,199	201,199
Subtotal Other non-current financial liabilities		393,255	57,090	367,957	-	894,010	1,712,312
Non-current lease liabilities	USD	-	-	-	-	28,376	28,376
Subtotal pasivos non-current lease liabilities		-	-	-	-	28,376	28,376
Trade and other payables, Non-current	USD	21,168	-	-	-	-	21,168
Total trade and other payables, Non-current		21,168	-	-	-	-	21,168
Other non-current provisions	USD	21,529	10,266	-	1,256	1,698	34,749
Subtotal Other non-current provisions		21,529	10,266	-	1,256	1,698	34,749
Deferred tax liabilities	USD	60,039	36,882	56,337	15,075	3	168,336
Subtotal Deferred tax liabilities		60,039	36,882	56,337	15,075	3	168,336
Provisions for employee benefits, non-current	USD	25,508	-	-	-	-	25,508
Provisions for employee benefits, non-current	CLP	491	-	-	-	-	491
Subtotal Provisions for employee benefits, non-current		25,999	-	-	-	-	25,999
Total non-current liabilities		521,990	104,238	424,294	16,331	924,087	1,990,940
Total liabilities							2,923,161

Notes to the Consolidated Interim Financial Statement March 31, 2020

		As of December 31, 2019
Class of liability	Currency	1 to 2 year ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	89,896	42,336	313,749	13,749	617,055	1,076,785
Other non-current financial liabilities	CLF	-	-	-	-	411,938	411,938
Subtotal Other non-current financial liabilities		89,896	42,336	313,749	13,749	1,028,993	1,488,723
Non-current lease leabilities	USD	-	-	-	-	30,203	30,203
Total non-current lease liabilities		-	-	-	-	30,203	30,203
Other non-current provisions	USD	23,014	167	-	1,452	10,057	34,690
Subtotal Other non-current provisions		23,014	167	-	1,452	10,057	34,690
Deferred tax liabilities	USD	69,048	-	-	114,353	10	183,411
Subtotal Deferred tax liabilities		69,048	-	-	114,353	10	183,411
Provisions for employee benefits, non-current	USD	34,884	-	-	-	-	34,884
Provisions for employee benefits, non-current	CLP	519	-	-	-	-	519
Provisions for employee benefits, non-current	MXN	236	-	-	-	-	236
Provisions for employee benefits, non-current	JPY	201	-	-	-	-	201
Subtotal Provisions for employee benefits, non-current		35,840	-	-	-	-	35,840
Total non-current liabilities		217,798	42,503	313,749	129,554	1,069,263	1,772,867
Total liabilities							2,549,679

b)	Effect of exchange rate changes on the statement of income

Foreign currency exchange rate changes	For the period from January to March of the year
	2020	2019
	MUS$	MUS$
Profit (loss) in foreign currency	(2,661)	3,845
Net profit in foreign currency	-	-
Net loss in foreign currency	-	-
Foreign currency translation reserve	(6,879)	656
Total	(9,540)	4,501

The average and closing exchange rate for foreign currency is revealed in Note 3.3

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 32          Income tax and deferred taxes

Accounts receivable from taxes as of March 31, 2020 and December 31, 2019, are as follows:

32.1        Current and non-current tax assets

a)      Current

Current tax assets	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	57,256	47,283
Monthly provisional income tax payments, foreign companie	6,751	124
1st category tax credits (1)	941	1,262
1st category tax absorbed by tax loss (2)	-	916
Taxes in recovery process	41,260	41,848
Total	106,208	91,433

b)	Non-current

Non-current tax assets	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies compensated by the specific tax on mining activity (Lithium)	6,398	6,398
Specific tax on mining activities (IEAM) paid by Lithium (on consignment)	25,781	25,781
Total	32,179	32,179

(1)	These credits are available for Companies and are related to corporate tax payments in April of the following year, these credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

(2)	This concept corresponds to the absorption of the tax losses determined by the company at the end of the year, which must be attributed to the dividends received during the year.

Notes to the Consolidated Interim Financial Statement March 31, 2020

32.2        Current tax liabilities

Current tax liabilities	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
1st Category income tax	8,578	7,863
Foreign company income tax	13,499	9,944
Article 21 single tax	167	67
Total	22,244	17,874

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780 is 27%.

The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force, the Company currently provisioned 5% for mining royalties that involve operations in the Salar de Atacama and 6.07% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax	Income tax
	2019	2020
Spain	25%	25%
Belgium	29.58%	29.58%
Mexico	30%	30%
United States	21% + 6%	21% + 6%
South Africa	28%	28%

Notes to the Consolidated Interim Financial Statement March 31, 2020

32.3        Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

(a)	The Company has recognized legally before the tax authority the right to offset the amounts recognized in these entries; and

(b)	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)            the same entity or tax subject; or

(ii)           different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to exercise tax assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Recognized deferred income tax assets are the income taxes that are to be recovered in future periods, related to:

a)            deductible temporary differences.

b)            the offsetting of losses obtained in prior periods and not yet subject to tax deduction; and

c)            the offsetting of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge these losses or unused fiscal credits.

Recognized deferred tax liabilities refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

Notes to the Consolidated Interim Financial Statement March 31, 2020

(a)	Deferred tax assets and liabilities as of March 31, 2020

Description of deferred tax assets and liabilities	Net liability position
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	92,582	-
Property, plant and equipment and capitalized interest	-	(194,148)
Facility closure provision	7,344	-
Manufacturing expenses	-	(113,504)
Staff severance indemnities, unemployment insurance	-	(5,214)
Vacation	4,798	-
Inventory provision	23,985	-
Materials provision	7,665	-
Employee benefits	2,251	-
Research and development expenses	-	(3,632)
bad debt provision	3,495	-
Provision for legal complaints and expenses	2,137	-
Loan approval expenses	-	(5,507)
Financial instruments recorded at market value	-	(749)
specific tax on mining activity	-	(1,298)
Tax loss benefit	11,707	-
Other	-	(574)
Foreign items (other)	326	-
Balances to date	156,290	(324,626)
Net balance		(168,336)

Notes to the Consolidated Interim Financial Statement March 31, 2020

(b)	Deferred tax assets and liabilities as of December 31, 2019

Description of deferred tax assets and liabilities	Net liability position
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	82,075	-
Property, plant and equipment and capitalized interest	-	(197,167)
Facility closure provision	7,313	-
Manufacturing expenses	-	(106,420)
Staff severance indemnities, unemployment insurance	-	(6,000)
Vacation	5,591	-
Inventory provision	23,885	-
Materials provision	7,982	-
Employee benefits	2,689	-
Research and development expenses	-	(3,533)
bad debt provision	3,542	-
Provision for legal complaints and expenses	2,546	-
Loan approval expenses	-	(3,856)
Financial instruments recorded at market value	-	(1,287)
specific tax on mining activity	-	(1,357)
Tax loss benefit	2,296	-
Other	-	(2,021)
Foreign items (other)	311	-
Balances to date	138,230	(321,641)
Net balance		(183,411)

Notes to the Consolidated Interim Financial Statement March 31, 2020

(c)	Reonciliation of changes in deferred tax liabilities (assets) as of March 31, 2020

Conciliation of changes in deferred tax liabilities (assets)	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(82,076)	(10,506)	-	(10,506)	(92,582)
Property, plant and equipment and capitalized interest	197,167	(3,019)	-	(3,019)	194,148
Facility closure provision	(7,312)	(32)	-	(32)	(7,344)
Manufacturing expenses	106,420	7,084	-	7,084	113,504
Staff severance indemnities, unemployment insurance	6,000	(710)	(76)	(786)	5,214
Vacation	(5,591)	793	-	793	(4,798)
Inventory provision	(23,885)	(100)	-	(100)	(23,985)
Materials provision	(7,982)	317	-	317	(7,665)
Forward	-	4,979	(4,979)	-	-
Employee benefits	(2,689)	438	-	438	(2,251)
Research and development expenses	3,534	98	-	98	3,632
bad debt provision	(3,542)	47	-	47	(3,495)
Provision for legal complaints and expenses	(2,546)	409	-	409	(2,137)
Loan approval expenses	3,856	1,651	-	1,651	5,507
Financial instruments recorded at market value	1,287	-	(538)	(538)	749
specific tax on mining activity	1,356	(56)	(2)	(58)	1,298
Tax loss benefit	(2,296)	(9,411)	-	(9,411)	(11,707)
Other	2,021	(1,447)	-	(1,447)	574
Foreign items (other)	(311)	(15)	-	(15)	(326)
Total temporary differences, unused losses and unused tax credits	183,411	(9,480)	(5,595)	(15,075)	168,336

Notes to the Consolidated Interim Financial Statement March 31, 2020

(d)            Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2019

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
Reonciliation of changes in deferred tax liabilities (assets)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(75,832)	(6,243)	-	(6,243)	(82,075)
Property, plant and equipment and capitalized interest	196,843	324	-	324	197,167
Facility closure provision	(4,280)	(3,033)	-	(3,033)	(7,313)
Manufacturing expenses	103,760	2,660	-	2,660	106,420
Staff severance indemnities, unemployment insurance	5,679	1,007	(686)	321	6,000
Vacation accrual	(5,155)	(436)	-	(436)	(5,591)
Inventory provision	(28,155)	4,270	-	4,270	(23,885)
Materials provision	(6,239)	(1,743)	-	(1,743)	(7,982)
Forward	(2,169)	(514)	2,683	2,169	-
Employee benefits	(3,309)	620	-	620	(2,689)
Research and development expenses	2,216	1,317	-	1,317	3,533
bad debt provisions	(4,188)	646	-	646	(3,542)
Provision for legal complaints and expenses	(4,013)	1,467	-	1,467	(2,546)
Loan approval expenses	2,337	1,519	-	1,519	3,856
Financial instruments recorded at market value	976	-	311	311	1,287
specific tax on mining activity	3,278	(1,905)	(16)	(1,921)	1,357
Tax loss benefit	(1,124)	(1,172)	-	(1,172)	(2,296)
Other	(5,005)	7,026	-	7,026	2,021
Foreign items (other)	(259)	(52)	-	(52)	(311)
Total temporary differences, unused losses and unused tax credits	175,361	5,758	2,292	8,050	183,411

Notes to the Consolidated Interim Financial Statement March 31, 2020

(e)  Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of March 31, 2020, and December 31, 2019, tax loss carryforwards are detailed as follows:

	As of March 31, 2020	As of December 31, 2019
Deferred taxes related to benefits for tax losses	ThUS$	ThUS$
Chile	8,229	2,296
Foreign	3,478	-
Total	11,707	2,296

The tax losses as of March 31, 2020 that form the basis of these deferred taxes correspond mainly to SQM S.A., SQMA Potasio S.A., SIT S.A., Exploraciones Mineras S.A., Comercial Agrorama Ltda., and Orcoma Estudio SpA.

The tax losses from foreign companies correspond mainly to SQM North America, SQM Europe N.V., SQM Africa Pty Ltd. Y SQMC Mexico.

(f)            Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of March 31, 2020 and December 31, 2019 are detailed as follows:

	Assets (liabilities)
	As of March 31, 2020	As of December 31, 2019
Movements in deferred tax assets and liabilities	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(183,411)	(175,361)
Increase (decrease) in deferred taxes in profit or loss	9,480	(5,758)
Increase (decrease) in deferred taxes in equity	5,595	(2,292)
Total	(168,336)	(183,411)

Notes to the Consolidated Interim Financial Statement March 31, 2020

(g)            Disclosures on income tax (expenses) income

The Company recognizes current and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(i)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(ii)	a business combination

Current and deferred tax (expenses) income are detailed as follows:

	(expenses) income
	As of March 31, 2020	As of March 31, 2019
Disclosures on income tax (expense)	ThUS$	ThUS$
Current (expenses) income tax expense
Current tax (expense) income	(27,680)	(29,612)
Adjustments to prior year current income tax	(2,392)	9,864
Current (expenses) income tax expense, net, total	(30,072)	(19,748)
Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	6,603	(3,351)
Tax adjustments related to the creation and reversal of temporary differences from the previous year	2,877	(8,772)
Deferred tax (expense) income, net, total	9,480	(12,123)
Tax income expense	(20,592)	(31,871)

Notes to the Consolidated Interim Financial Statement March 31, 2020

Tax (expenses) income for foreign and domestic parties are detailed as follows:

	(liabilities) Assets
	As of March 31, 2020	As of March 31, 2019
Income tax (expense) benefit	ThUS$	ThUS$
Current income tax expense by foreign and domestic parties, net
Current income tax (expense) income, foreign parties, net	(1,324)	(2,734)
Current income tax (expense) income, domestic, net	(28,748)	(17,014)
Current income tax expense, net, total	(30,072)	(19,748)
Deferred tax expense by foreign and domestic parties, net
Deferred income tax (expense) income, foreign parties, net	660	(2,280)
Deferred income tax (expense) income domestic, net	8,820	(9,843)
Deferred tax (expense) income, net, total	9,480	(12,123)
Income tax expense	(20,592)	(31,871)

(h)	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(i)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(ii)	It is more likely than not that the temporary difference will not be reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is unlikely that they will meet the following requirements:

(i)	Temporary differences are reversed in a foreseeable future; and

(ii)	The Company has tax earnings, against which temporary differences can be used.

Notes to the Consolidated Interim Financial Statement March 31, 2020

(i)            Disclosures on the tax effects of other comprehensive income components:

	As of March 31 ,2020
	Amount before taxes (expense) income	(Expense) income for income taxes	Amount after taxes
Income tax related to other income components	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(280)	78	(202)
Cash flow hedge	(18,440)	4,979	(13,461)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(1,994)	538	(1,456)
Total	(20,714)	5,595	(15,119)

	As of March 31, 2019
	Amount before taxes (expense) income	(Expense) income for income taxes	Amount after taxes
Income tax related to other income and expense components with a charge or credit to net equity	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(657)	171	(486)
Cash flow hedge	2,332	-	2,332
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	202	(54)	148
Total	1,877	117	1,994

Notes to the Consolidated Interim Financial Statement March 31, 2020

(j)       Explanation of the relationship between expense (income) for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that reveals the most significant information for users of the financial statements is the numeric conciliation between the tax expense (income) and the result of multiplying the accounting profit by the current rate in Chile. The afore mentioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax expense (income). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.

Conciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile.

	(Expenses) Income
Income Tax income (Expense)	As of March 31, 2020	As of March 31, 2019
	ThUS$	ThUS$
Income before taxes	66,047	112,855
Income tax rate in force in Chile	27%	27%
Tax expense using the legal rate	(17,833)	(30,471)
Effect of royalty tax payments	(1,438)	(1,291)
Tax effect of revenue from regular activities exempt from taxation	495	1,274
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(536)	(542)
Tax effect of tax rates supported abroad	(1,473)	(1,858)
Other tax effects from reconciliation between accounting gains and tax expenses	193	1,017
Tax expense using the effective rate	(20,592)	(31,871)

(k)      Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

Notes to the Consolidated Interim Financial Statement March 31, 2020

(j)	Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

(ii)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

(iii)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

(iv)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

(v)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

On December 31, 2019, a current tax of ThUS$ 1,068 was applied, which corresponds to a difference in taxes in SQM Europe N.V. determined at the end of an audit of transfer prices in the 2017 trade year.

(vi)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 33	Assets held for sale and detail of assets sold

The non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the Consolidated Statement of Financial Position under the item “Non-current assets or groups of assets classified as held for sale”.

The following table shows the movements in assets held for sale:

	As of March 31, 2020	As of December 31, 2019
Assets held for sale	ThUS$	ThUS$
Land owned by Soquimich Comercial S.A.	1,711	2,454
Total assets held for sale	1,711	2,454

Notes to the Consolidated Interim Financial Statement March 31, 2020

Note 34	Events occurred after the reporting date

34.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, prepared in accordance with IFRS for the period ended March 31, 2020, were approved and authorized for issuance by the Company´s Board of Directors on May 19, 2020.

34.2	Disclosures on events occurring after the reporting date

The total financial impact of COVID-19 cannot be reasonably estimated at this time, due to uncertainty as to its severity and duration. It was anticipated that average sales volumes and prices will depend on the duration of the coronavirus in different markets, the efficiency of the measures implemented to contain the spread of the virus in each country, and the fiscal and national incentives that can be implemented in different jurisdictions to promote economic recovery. The Company continues to monitor and evaluate the spread of the coronavirus and its impact on our operations, business, financial condition and results of operations.

On April 17, 2020, the Company called an ordinary shareholders' meeting for 10:00 a.m. on April 23, 2020.

On April 22, 2020, the Corporation filed its 20-F annual report to the SEC for the fiscal year ended December 31, 2019.

On April 23, 2020, the 45th annual meeting of stockholders of the Corporation was held and resolved, among other things, on the following matters:

a)	Approval of the Company’s balance sheet, annual report, financial statements and external auditors’ report for the fiscal year ended December 31, 2019.

b)	Designation of PricewaterhouseCoopers Consultores, Auditores SpA as external auditors of the Company for the fiscal year between January 1 and December 31, 2020.

c)	Distribution of a definitive dividend in the terms recommended by the Board of Directors, which were communicated as a material event on March 25, 2019.

d)	Approval of the remuneration structure of the Company Board of Directors, members of its various committees and their expenses.

34.3	Details of dividends declared after the reporting date

Provisional Dividend Payment

On May 19, 2020, the Board agreed to pay a provisional dividend equivalent to US$ 0.17092 per share with a charge to Company earnings for 2020. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to the observed U.S. dollar exchange rate published in the Official Gazette on May 29, 2020. This dividend will be paid to shareholders, in person or through their duly authorized representatives, starting at 9:00 a.m. on June 11, 2020.

Management is not aware of any significant events that occurred between March 31, 2020 and the date of issuance f these consolidated financial statements that may significantly affect them.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Nota 35	Additional unaudited information

35.1	Financial risk management policy

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events.

(a)	Risks Relating to Our Business

We could be subject to numerous risks as a result of legal proceedings and deferred prosecution agreements with U.S. and Chilean governmental authorities in relation to certain company payments between the tax years 2009 and 2015.

In 2015, the Chilean Internal Revenue Service (Servicio de Impuestos Internos or “SII”) and the Chilean Public Prosecutor brought a number of criminal and administrative proceedings following investigations related to the payment of invoices by SQM and its subsidiaries SQM Salar S.A. (“SQM Salar”) and SQM Industrial S.A., for services that may not have been properly supported or that may not have been necessary to generate corporate income, against (i) Patricio Contesse G., the Company’s former CEO whose employment was terminated in May 2015, (ii) Mr. Contesse and the Company’s then-current CEO, Patricio de Solminihac, as well as the then-current CFO (now CEO), Ricardo Ramos, in their capacities as the Company’s tax representatives and (iii) five then-current and former members of the Company’s Board of Directors. All the claims against Messrs. de Solminihac and Ramos were subsequently dismissed. The lawsuits against Mr. Contesse continue and the five Board members are appealing the fines of approximately US$ 36,000 imposed on each of them.

On October 14, 2015, two class action complaints then pending against the Company, our former CEO and then-current CEO and CFO, alleging violations of the U.S. securities laws in connection with the subject matter of the investigations described above, were consolidated into a single action in the United States District Court for the Southern District of New York.  On November 13, 2015, our former CEO and then-current CEO and CFO were voluntarily dismissed from the case without prejudice.  On January 15, 2016, the lead plaintiff filed a consolidated class action complaint exclusively against the Company. On January 10, 2018, the lead plaintiff filed a motion to certify a class consisting of all persons who purchased SQM American Depositary Shares (“ADS”) between June 30, 2010 and March 18, 2015, and such motion remains pending before the court.

During 2015, the ad-hoc committee of the Board of Directors (the “ad-hoc Committee”) established in February 2015 to conduct an internal investigation into the matters that were the subject of the SII and Chilean Public Prosecutor investigation also conducted an investigation into whether the Company faced possible liability under the Foreign Corrupt Practices Act (“FCPA”). The ad-hoc Committee engaged its own U.S. separate counsel, Shearman & Sterling LLP, which presented a report to the Board of Directors on December 15, 2015.

Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-hoc Committee investigation with authorities in Chile and the U.S. (including the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”), and has subsequently collaborated with the provision of documents and additional information required by these authorities with respect to the cited investigation.

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a Deferred Prosecution Agreement (“DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA called for the Company to pay a monetary penalty of US$ 15,487,500 and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company will be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order called for the Company to pay an additional monetary penalty of US$ 15 million.

Notes to the Consolidated Interim Financial Statement March 31, 2020

In the event that the DOJ believes that the terms of the DPA are not complied with, it is possible that such regulatory authority may reinstate the suspended proceedings against us and may bring further action against us, including in the form of additional inquiries or legal proceedings. Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. The occurrence of any of the foregoing or adverse determination in litigation or other proceedings or similar actions could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

Our mineral exploitation rights under the Lease Agreement and the Project Agreement relating to the Salar de Atacama concession, upon which our business is substantially dependent, will expire in December 2030. If we are not able to extend or renew these rights beyond 2030, it could have a material adverse effect on our business, financial condition and results of operations.

Our subsidiary SQM Salar S.A. (“SQM Salar”), as leaseholder, holds exclusive and temporary rights to exploit mineral resources in the Salar de Atacama in northern Chile. These rights are owned by Corfo, a Chilean government entity, and leased to SQM Salar pursuant to (i) a 1993 lease agreement over mining exploitation concessions between SQM Salar and Corfo (the “Lease Agreement”), and (ii) the Salar de Atacama project agreement between Corfo and SQM Salar (the “Project Agreement”). The Lease Agreement provides for SQM Salar to (i) make quarterly lease payments to Corfo based on product sales from leased mining properties and annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta, (ii) maintain Corfo’s rights over the mining exploitation concessions and (iii) make annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030.

Our business is substantially dependent on the exploitation rights under the Lease Agreement and the Project Agreement, since all of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. For the year ended December 31, 2019, revenues related to products originating from the Salar de Atacama represented 37%, of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. As of December 31, 2019, only 11 years remain on the term of the Lease Agreement and we had extracted approximately 25% of the total permitted accumulated extraction and sales limit of lithium under the lithium extraction and sales limits.

Although we expect to begin the process of discussing the extension or renewal of the mineral exploitation rights in the Salar de Atacama under the Lease Agreement and Project Agreement with Corfo well in advance of the December 2030 expiration date, we cannot assure you that we will successfully reach an agreement with Corfo to extend or renew our mineral exploitation rights beyond 2030. Any negotiation with Corfo for an extension or renewal could involve renegotiation of any or all of the terms and conditions of the Lease Agreement and Project Agreement, including, among other things, the lithium and potassium extraction and sales limits, the lease payment rates and calculations, or other payments to Corfo.

In the event that we are not able to extend or renew the Lease Agreement beyond the current expiration date of the Lease Agreement in 2030, we would be unable to continue extraction of lithium and potassium under the Lease Agreement, which could have a material adverse effect on our business, financial condition and results of operations.

Volatility of world lithium, fertilizer and other chemical prices and changes in production capacities could affect our business, financial condition and results of operations.

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World lithium, fertilizer and other chemical prices constantly vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by circumstances related to such cycles. Furthermore, the supply of lithium, certain fertilizers or other chemical products, including certain products that we provide, varies principally depending on the production of the major producers, (including us) and their respective business strategies.

Notes to the Consolidated Interim Financial Statement March 31, 2020

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers (including us) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries.

During 2019, We sell our products in more than 110 countries around the world. In Approximately 39% of our sales were made in emerging market countries: 8% in Latin America (excluding Chile); 6% in Africa and the Middle East (excluding Israel); 10% in Chile and 15% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). In Note 27.5 to our consolidated financial statements, we reported revenues from Chile, Latin America and the Caribbean and Asia and others of US$1.1 billion We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

Our inventory levels may vary for economic or operational reasons.

In general, economic conditions or operational factors can affect our inventory levels. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply increased risk of loss of product. At the same time, lower levels of inventory can hinder the distribution network and process, thus impacting sales volumes. There can be no assurance that inventory levels will remain stable. These factors could have a material adverse effect on our business, financial condition and results of operations.

Our measures to minimize our exposure to bad debt may not be effective and a significant increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

Potentially negative effects of global economic conditions on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we have implemented certain safeguards, such as using credit insurance, letters of credit and prepayment for a portion of sales, to minimize the risk, we cannot assure you that such safeguards will be effective and a significant increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

New production of iodine or lithium from current or new competitors in the markets in which we operate could adversely affect prices.

In recent years, new and existing competitors have increased the supply of our products, which has affected prices for our products. Further production increases could negatively impact prices. There is limited information on the status of new iodine or lithium production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Notes to the Consolidated Interim Financial Statement March 31, 2020

We have a capital expenditure program that is subject to significant risks and uncertainties.

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce.

Mining industry development projects typically require a number of years and significant expenditures before production can begin. Such projects could experience unexpected problems and delays during development, construction and start-up.

Our decision to develop a project typically is based on the results of feasibility studies, which estimate the anticipated economic returns of a project. The actual project profitability or economic feasibility may differ from such estimates as a result of any of the following factors, among others: changes in tonnage, grades and metallurgical characteristics of ore or other raw materials to be mined and processed; estimated future prices of the relevant products; changes in customer demand; higher construction and infrastructure costs; the quality of the data on which engineering assumptions were made; higher production costs; adverse geotechnical conditions; availability of adequate labor force; availability and cost of water and energy; availability and cost of transportation; fluctuations in inflation and currency exchange rates; availability and terms of financing; and potential delays relating to social and community issues.

In addition, we require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price.

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 16% in 2019. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Our reserve estimates are internally prepared and not subject to review by external geologists or an external auditing firm and could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations.

Our caliche ore mining reserve estimates and our Salar de Atacama brine mining reserve estimates are prepared by our own geologists and hydrogeologists and are not subject to review by external geologists or an external auditing firm. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets in which we sell our products could become stricter over time.

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, if we cannot meet such new standards or regulations, we may not be able to sell our products. In addition, our cost of production may increase in order to meet any such newly imposed or enacted standards or regulations. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Chemical and physical properties of our products could adversely affect their commercialization.

Since our products are derived from natural resources, they contain inorganic impurities that may not meet certain customer or government standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, our cost of production may increase in order to meet such standards. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations if we are unable to sell our products in one or more markets or to important customers in such markets.

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies.

Our facilities and business operations in Chile and abroad are insured against losses, damage or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in businesses similar to ours.

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of major earthquakes and unexpected rains and flooding in Chile, as well as other natural disasters worldwide, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in technology or other developments could result in preferences for substitute products.

Our products, particularly iodine, lithium and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and liquid-crystal displays (LCDs). Changes in technology, the development of substitute products or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs.

Over 91% of our employees are employed in Chile, of which approximately 66% were represented by 21 labor unions as of December 31, 2019. As in past years, we renegotiated four collective bargaining agreements with four unions by December 31, 2019, one year before the expiration of the agreements other than the collective bargaining agreement with Soquimich Comercial S.A., which was completed one month before its expiration date. The new collective bargaining agreements were renegotiated for a three- year period from the date they were signed. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 20,123, known as the Subcontracting Law, provides that when a serious workplace accident occurs, the company in charge of the workplace must halt work at the site where the accident took place until authorities from either the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “Sernageomin”), the Labor Board (Dirección del Trabajo or “Labor Board”), or the National Health Service (Servicio Nacional de Salud), inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until the applicable company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

On September 8, 2016, Chilean Law No. 20,940 was published and modified the Labor Code by introducing, among other things, changes to the formation of trade unions, the election of inter-company union delegates, the presence of women on union boards, anti-union practices and related sanctions, and collective negotiations. Due to these changes to the labor regulations, we may face an increase in our expenses that may have a significant adverse effect on our business, financial condition, and results of operations.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Lawsuits and arbitrations could adversely impact us.

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 23.1 of our consolidated Financial Statements. Although we intend to defend our positions vigorously, our defense of these actions may not be successful and responding to such lawsuits and arbitrations diverts our management’s attention from day-to-day operations. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we may be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes.

We operate in multiple jurisdictions with complex regulatory environments that are subject to different interpretations by companies and respective governmental authorities. These jurisdictions may have different tax codes, environmental regulations, labor codes and legal framework, which adds complexity to our compliance with these regulations. Any failure to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets.

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for certain projects and activities. The Environmental Evaluation Service (Servicio de Evaluación Ambiental) evaluates environmental impact studies submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved, and we believe that this trend is likely to continue. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

We regularly monitor the impact of our operations on the environment and on the health of people in the surrounding areas and have, from time to time, made modifications to our facilities to minimize any adverse impact. Future developments in the creation or implementation of environmental requirements or their interpretation could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction. For example, on December 13, 2017, the First Environmental Court of Antofagasta ordered the temporary and partial closure of certain water extraction wells located in the Salar de Llamara. These wells allow us to extract approximately 124 liters per second of water, almost 15% of the water used in our operations in the First Region of Chile for iodine and nitrate production. In October 2018, the First Environmental Court of Antofagasta accepted our claim, and dismissed the restrictions without prejudice. It is possible that third parties could seek to reinstate these restrictions in the future. In addition, on December 26, 2019, the First Environmental Court of Antofagasta ruled that the environmental compliance plan presented by SQM Salar S.A. with respect to the Salar de Atacama and approved by Chilean Environmental Authority (Superintendencia del Medio Ambiente) or SMA, in January 2019 did not comply with certain proposed measures of the completeness and efficiency requirements of the Chilean environmental legislation. In January 2020, the SMA announced that it would appeal the environmental court’s ruling. We believe that the environmental compliance plan, which was evaluated by the relevant regulatory authorities, safeguards the protection of the environment and is evaluating all courses of action available under applicable law with respect to this ruling.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Our future development depends on our ability to sustain future production levels, which requires additional investments and the submission of the corresponding environmental impact studies or statements. If we fail to obtain approval or required environmental licenses, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition and results of operations.

In addition, our worldwide operations are subject to international and other local environmental regulations. Since environmental laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future environmental laws, or changes to existing environmental laws, will not materially adversely impact our business, financial condition and results of operations.

Our water supply could be affected by geological changes or climate change.

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water, that we cannot control. Any such change may have a material adverse effect on our business, financial condition and results of operations.

Any loss of key personnel may materially and adversely affect our business.

Our success depends in large part on the skills, experience and efforts of our senior management team and other key personnel. The loss of the services of key members of our senior management or employees with critical skills could have a negative effect on our business, financial condition and results of operations. If we are not able to attract or retain highly skilled, talented and qualified senior managers or other key personnel, our ability to fully implement our business objectives may be materially and adversely affected.

A significant percentage of our shares are held by two principal shareholder groups who may have interests that are different from that of other shareholders and of each other. Any change in such principal shareholder groups may result in a change of control of the Company or of its Board of Directors or its management, which may have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2019, two principal shareholder groups held in the aggregate 57.86% of the total outstanding shares of SQM, including a majority of our Series A common shares, and have the power to elect six of our eight directors. The interests of the two principal shareholder groups may in some cases differ from those of other shareholders and of each other.

One principal shareholder group is Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, the “Pampa Group”), which currently owns 32% of the total outstanding shares of SQM. As reported to the CMF by Inversiones TLC SpA, a subsidiary of Tianqi Lithium Corporation (“Tianqi”), on December 5, 2018, Inversiones TLC SpA currently owns 25.86% of the total shares of SQM.

Until November 30, 2018, the CMF considered the Pampa Group the controller of SQM. On this date, the CMF determined that in accordance with the distribution of the shares of SQM, “the Pampa Group does not exert decisive power over the management of the Company, and is therefore not considered a controlling shareholder”. The CMF could change its decision in the future if circumstances change.

Notes to the Consolidated Interim Financial Statement March 31, 2020

The divestiture by the Pampa Group or Tianqi, or potential changes in the circumstances that have led to the determination of the CMF related to the controller status of the shareholders of the Company, or a combination thereof, may have a material adverse effect on our business, financial condition and results of operations.

Tianqi is a important investor and a competitor of the Company, which can increase the risks of free competition.

Tianqi is a competitor in the lithium business, and as a result of the number of shares that its owns of the Company, it has the right to choose up to three Board members Under Chilean law, we are restricted in our ability to decline to provide information about us, which may include competitively sensitive information, to a director of our company. On August 27, 2018, Tianqi and the Chilean antitrust regulator (the Chilean National Economic Prosecutor’s Office, or FNE for its initials in Spanish), entered into an extrajudicial settlement agreement, under which certain restrictive measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the agreement and (iii) limit Tianqi’s access to certain information of the Company and its subsidiaries, which are defined as “sensitive information” under the agreement, were implemented.

During the approval process of the extrajudicial agreement before the FNE, we expressed our concerns regarding the measures contained in the extrajudicial agreement since, in the Company’s opinion, the measures (i)  could not effectively resolve the risks that Tianqi and the FNE have sought to mitigate, (ii) are not sufficient to avoid access to our “sensitive information” that, in the possession of a competitor, could harm us and the proper functioning of the market and (iii) could contradict the Chilean Corporations Act.

The presence of a shareholder which is at the same time a competitor of the Company and the right of this competitor to choose Board members could generate risks to free competition and/or increase the risks of an investigation of free competition against the Company, whether in Chile or in other countries, all of which could have an adverse material effect in our business

Our information technology systems may be vulnerable to disruption which could place our systems at risk from data loss, operational failure, or compromise of confidential information.

We rely on various computer and information technology systems, and on third party developers and contractors, in connection with our operations, including two networks that link our principal subsidiaries to our operating and administrative facilities in Chile and other parts of the world and ERP software systems, which are used mainly for accounting, monitoring of supplies and inventories, billing, quality control, research activities, and production process and maintenance control. In addition, we use cloud technologies, which allows us to support new business processes and respond quickly and at low cost to changing conditions in our business and of the markets.

Our information technology systems are susceptible to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks, misappropriation of data by outside parties, and various other threats. We have taken certain measures to identify and mitigate these risks, including conducting a cybersecurity review and initiating process automation and digitalization projects at various sites with the object of reducing operational risk and improving security and operational efficiency, which also includes modernization of existing information technology infrastructure and communications systems. However, we cannot guarantee that due to the increasing sophistication of cyber-attacks our systems will not be compromised and because we do not maintain specialized cybersecurity insurance, our insurance coverage for protection against cybersecurity risk may not be sufficient. Cybersecurity breaches could result in losses of assets or production, operational delays, equipment failure, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in business interruption, reputational damage, lost revenue, litigation, penalties or additional expenses and could have a material adverse effect on our business, financial condition and results of operations.

Recent international trade tensions could have a negative effect on our financial performance.

Economic conditions in China, an important market for the Company, are sensitive to global economic conditions. The global financial markets have experienced significant disruptions in the past, including the recent international trade disputes and tariff actions announced by the United States, China and certain other countries. The U.S. government has imposed significant tariffs on Chinese goods, and Chinese government has, in turn, imposed tariffs on certain goods manufactured in the United States. There is no assurance that the list of goods impacted by additional tariffs will not be expanded or the tariffs will not be increased materially. We are unable to predict how China or U.S. government policy, in particular, the outbreak of a trade war between China and the United States and additional tariffs on bilateral imports, may continue to impact global economic conditions. If the list of goods is further expanded or the tariff is further increased, global economic conditions of both countries could be impacted, and growth in demand for lithium or other commodities could decrease, which may have a material adverse effect on our business, financial condition and results of operations.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Outbreaks of communicable infections or diseases, or other public health pandemics, such as the recent outbreak of the novel coronavirus (COVID-19) currently being experienced around the world, have impacted and may further impact the markets in which we, our customers and our suppliers operate or market and sell products and could have a material adverse effect on our operations business, financial condition and results of operations.

Disease outbreaks and other public health conditions, such as the global outbreak of COVID-19 currently being experienced, in markets in which we, our customers and our suppliers operate, could have a significant negative impact on our revenues, profitability and business. Due to the COVID-19 outbreak, there has been a substantial curtailment and disruption of business activities around the world. These curtailments and disruptions include: manufacturing and other work stoppages, factory and other business closings, slowdowns or delays; restrictions and limitations placed on workers and factories, including quarantines and other limitations on the ability to travel and return to work; shortages and delays in production or shipment of products or raw materials; and border closures. In response to the spread of the COVID-19, the Chilean government has closed its borders for entry by non-resident foreigners for a specified period of time, prohibited the docking of cruise ships at Chilean ports, imposed a quarantine on certain neighborhoods of the capital of Santiago and other cities and imposed a nationwide curfew. These measures have not impacted imports or exports to or from Chile. However, we have seen some impacts related to the shipment of products in and out of various other countries and regions, which could further negatively impact our ability to ship products to customers and receive supplies from suppliers. We have already seen decreased demand in our businesses, especially our lithium business. Furthermore, the COVID-19 outbreak could disrupt the supply chain for materials we need to implement the planned expansions of our production capacity.

As a precaution, our management has implemented several measures to help reduce the speed at which COVID-19 spreads, including measures to mitigate the spread in the workplace, significant reductions in employee travel and a mandatory quarantine for people who have arrived from high risk destinations, in consultation with governmental and international health organization guidelines, and will continue to implement measures consistent with the evolving COVID-19 situation. While these measures have been implemented to reduce the risk of the spread of the virus in our facilities, there can be no assurance that these measures will reduce or limit the impact of COVID-19 on our operations, business, financial condition or results of operations. Our operations could be stopped as a result of, among other reasons, regulatory restrictions or a significant outbreak of the virus among our staff, which could prevent employees from reporting to shifts.

While the COVID-19 outbreak is still developing globally, international financial markets have begun to reflect the uncertainty associated with the slowdown of the global economy and the potential impact if businesses, workers, customers and others are prevented or restricted from conducting business activities due to quarantines, business closures or other restrictions imposed by businesses or governmental authorities in response to the COVID-19 outbreak. An economic downturn could affect demand for the products of our customers by their end-users and, in turn, demand from our customers for our products.

(b)	Risks Related to the Market in General

Currency fluctuations may have a negative effect on our financial performance.

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future.

Notes to the Consolidated Interim Financial Statement March 31, 2020

As an international company operating in several other countries, we also transact business and have assets and liabilities in other non-U.S. dollar currencies, such as, among others, the Euro, the South African rand, the Mexican peso, the Chinese yuan, the Thai baht and the Brazilian real. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, financial condition and results of operations.

We may be subject to risks associated with the discontinuation, reform or replacement of benchmark indices.

Interest rate, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny and may be discontinued, reformed or replaced. For example, in 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate (“LIBOR”) benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. This and other reforms may cause benchmarks to be different than they have been in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for our business. These risks include (i) legal risks arising from potential changes required to document new and existing transactions; (ii) financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates; (iii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iv) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes;] and (v) conduct risks arising from the potential impact of communication with customers and engagement during the transition period. The replacement benchmarks, and the timing of and mechanisms for implementation have not yet been confirmed by central banks. Although it is not currently possible to determine whether, or to what extent, any such changes would affect us, the discontinuation or reformation of existing benchmark rates or the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations.

(c)	Risks Relating to Chile

As we are a company based in Chile, we are exposed to Chilean political risks.

Our business, financial condition and results of operations could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control. The Chilean government has modified, and has the ability to modify, monetary, fiscal, tax, social and other policies in order to influence the Chilean economy or social conditions. We have no control over government policies and cannot predict how those policies or government intervention will affect the Chilean economy or social conditions, or, directly and indirectly, our business, financial condition and results of operations. Changes in policies involving exploitation of natural resources, taxation and other matters related to our industry may adversely affect our business, financial condition and results of operations.

We are exposed to economic and political volatility and civil unrest in Chile. Changes in social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in Chile, as well as crises and political uncertainties in Chile, could adversely affect economic growth in Chile. In October and November 2019, Chile experienced riots and widespread mass demonstrations in Santiago and other major cities in Chile, triggered by an increase in public transportation fares in the city of Santiago, which involved violence and significant property damage and caused commercial disruptions throughout the country. As a result, on October 18, 2019 the Chilean government declared a 15-day period state of emergency and imposed a nighttime curfew in the greater Santiago region and other cities. The state of emergency has since been lifted and the Chilean government has introduced several social reforms, including (i) an immediate 20% increase in government-subsidized pensions; (ii) new insurance programs to cover catastrophic illnesses and medication; (iii) a guaranteed minimum monthly income for wage earners of Ch$350,000 (approximately US$460.95), with the difference between such guaranteed minimum monthly income and the minimum monthly wage (Ch$301,000) to be borne by the Chilean government; (iv) the reversal of a previously announced 9.2% price increase in energy tariffs; and (v) a 40% income tax bracket for individuals earning over Ch$15.0 million (approximately US$19,755.04) a month, increased from 35%. In addition, President Piñera announced a pay cut for members of the Chilean Congress and the highest-paid civil servants and replaced eight ministers of his government. On November 15, 2019, representatives of Chile’s leading political parties agreed to hold a referendum in October 2020, allowing Chileans to vote on whether to replace the Chilean Constitution. Demonstrations continue in Chile with respect to a number of social and economic concerns, including the cost of healthcare and education, pensions and income inequality.

Notes to the Consolidated Interim Financial Statement March 31, 2020

We cannot give any assurance that these reforms and proposals will resolve the protests or whether the protests will continue or worsen. Although our operations have not been materially affected to date, the continuation of mass protests or civil unrest in Chile and government responses to them may have an adverse effect on general economic conditions in Chile, our business, financial condition and results of operations.

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business.

Any changes to regulations to which we are subject or adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our operating costs.

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the rights granted to SQM Salar with respect to the Salar de Atacama concessions under the Lease Agreement described above, which expires in 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding explotation concession. Any changes to the Chilean Constitution with respect to the exploitation and exploration of natural resources and concessions granted as a result of the proposed Constitutional referendum could materially adversely affect our existing exploitation and exploration concessions or our ability to obtain future concessions and could have a material adverse effect on our business, financial condition and results of operations.

We also operate port facilities at Tocopilla, Chile, for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Any significant adverse changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

Changes in water rights laws and other regulations could affect our operating costs.

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean Water Rights Code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, a series of bills are currently being discussed by the Chilean National Congress that seek to desalinate seawater for use in mining production processes, amend the Mining Code for water use in mining operations, amend the Chilean Constitution on water and introduce changes to the regulatory framework governing the terms of inspection and sanction of water. As a result, the amount of water that we can actually use under our existing rights may be reduced or the cost of such use could increase. In addition, any changes to the Chilean Constitution with respect to water rights as a result of the proposed Constitutional referendum could restrict our access to water required for our production operations and materially adversely affect our existing operations or our ability to expand our operations in the future. These and potential future changes to the Water Code, the Chilean Constitution or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

Notes to the Consolidated Interim Financial Statement March 31, 2020

The Chilean National Congress is considering a draft bill that declares lithium mining to be in the national interest, which if passed in its current form, could enable the expropriation of our lithium assets.

The Chilean National Congress is currently processing a bill, bulletin 10,638-08, which "Declares the exploitation and commercialization of lithium and Sociedad Química y Minera de Chile S.A. to be of national interest." The purpose of this bill is to enable the potential expropriation of the Company's assets, or its lithium operations in general. The bill has only reached its first constitutional proceedings and is subject to the process initiated by parliamentary motion, which includes several possible changes to its current wording. We cannot guarantee that the bill will not eventually be approved by National Congress, nor that its wording does not refer to the Company or its lithium operations. If the bill containing its known current wording is approved, it could have a negative effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile.

In Chile, there is a royalty tax that is applied to mining activities developed in the country. The Chilean National Congress is currently processing a bill, bulletin 12,093-08, which proposes to institute a royalty fee of 3% on the value of extracted minerals. The bill is subject to further discussion in the Chilean National Congress, which includes several possible changes to its current wording. We cannot guarantee that the bill will not eventually be approved by the Chilean National Congress. If the bill is approved as currently drafted, it could have a material adverse effect on our business, financial condition and results of operations.

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans.

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned, and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. The Chilean government has addressed item (i) above through Supreme Decree No. 66, issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, judicial interpretations of the convention of those laws or regulations could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations. The Chilean Supreme Court has consistently held that consultation processes must be carried out in the manner prescribed by Indigenous Rights Convention.

The consultation process may cause delays in obtaining regulatory approvals, including environmental permits, as well as public opposition by local and/or international political, environmental and ethnic groups, particularly in environmentally sensitive areas or in areas inhabited by indigenous populations. Furthermore, the omission of the consultation process when required by law may result in the revocation or annulment of regulatory approvals, including environmental permits already granted. Consequently, operating projects may be affected since the omission of the consultation process, when required by law, could lead to public law annulment actions pursuing the annulment of the environmental permits granted.

However, this risk frequently arises during the environmental assessment phase when the environmental permits are to be obtained. In such scenario, affected parties may take several legal actions to declare null or void the environmental permits that omitted the consultation process, and in some cases, courts have overturned environmental approvals in which consultation was not made as prescribed in the Indigenous Rights Convention.

Notes to the Consolidated Interim Financial Statement March 31, 2020

If the Indigenous Rights Convention affects our development plans, it could have a material adverseeffect on our business, financial condition and results of operations.

We are subject to Chilean and international anti-corruption, anti-bribery, anti-money laundering and international trade laws. Failure to comply with these laws could adversely impact our business and operations.

We are required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering, receipt of stolen property, sanctions and other regulatory matters, including the FCPA. Although we and our subsidiaries maintain policies and processes intended to comply with these laws, we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our officers or employees.

If we or our subsidiaries fail to comply with any applicable anti-corruption, anti-bribery, receipt of stolen property or anti-money laundering laws, we and our officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on our and our subsidiaries’ business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Chile or other jurisdictions could result in an inability to prepare our consolidated financial statements in a timely manner. This could adversely impact our reputation, ability to access the financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in our and our subsidiaries, industry, which, in turn, could have adverse effects on our and our subsidiaries, business, results of operations and financial condition.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

Accounting, financial reporting and securities disclosure requirements in Chile differ in certain significant respects from those required in the United States. Accordingly, the information about us available to you will not be the same as the information available to holders of notes issued by a U.S. company. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States, and the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Chile is located in a seismically active region.

Chile is prone to earthquakes because it is located along major fault lines. The most recent major earthquakes in Chile, which occurred in January 2019 and April 2017 in the Coquimbo Valparaiso región , and had a magnitude of 6.7 and 6.9, respectively, on the Richter scale. There were also earthquakes in 2016, 2015, 2014 and 2010 that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

(d)	Risks Relating to our Shares and to our ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate.

Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. The depositary for our ADSs will receive cash distributions that we make with respect to the shares in Chilean pesos. The depositary will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary will decrease.

Notes to the Consolidated Interim Financial Statement March 31, 2020

Developments in other emerging markets could materially affect the value of our ADSs and our shares.

The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America. Events in other parts of the world may have a material effect on Chilean financial and securities markets and on the value of our ADSs and our shares.

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs into the Chilean market in the amount and at the price and time the holder wishes to do so.

Our share or ADS price may react negatively to future acquisitions and investments.

As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions or joint ventures, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share or ADS price.

ADS holders may be unable to enforce rights under U.S. securities laws.

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and ADS holders may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. federal or state securities laws.

Our Company is an open stock corporation incorporated under the laws of the Republic of Chile. Most of our directors and officers reside outside the United States, principally in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADSs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws in the United States against them in the United States.

In addition, there is no treaty between the United States and Chile providing for the reciprocal enforcement of foreign judgments. However, Chilean courts have enforced judgments rendered in the United States, provided that the Chilean court finds that the United States court respected basic principles of due process and public policy. Nevertheless, there is doubt as to whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Notes to the Consolidated Interim Financial Statement March 31, 2020

As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock.

Chilean laws require companies to offer their shareholders preemptive rights whenever issuing new shares of capital stock so shareholders can maintain their existing ownership percentage in a company. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interests in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors.

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2019. Characterization as a PFIC could result in adverse U.S. tax consequences to a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time.

Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

Cash dividends paid by the Company with respect to the shares, including shares represented by ADS, will be subject to a 35% Chilean withholding tax, which is withheld and paid by the Company (the “Withholding Tax”). The effective rate of Withholding Tax imposed on dividends attributed to 2019 earnings of the Company and distributed during the same period was 21.58037%.

Under the shareholder taxation regime, shareholders bear the tax on dividends upon payment, but they will only be permitted to credit against such shareholder taxes a portion of the Chilean corporate tax paid by us on our earnings. Foreign shareholders resident in a jurisdiction with a tax treaty in force with Chile will be credited with 100% of the Chilean corporate tax paid by us against the final taxes at the shareholder level.

Foreign shareholders resident in a non-treaty jurisdiction will be subject to a higher effective tax rate on dividends because only a portion of the Chilean corporate tax paid by us will be credited against the final taxes at the shareholder level. There is a temporary rule in effect since January 1, 2017 which has been extended to December 31, 2026 that provides that treaty jurisdictions for this purpose will include jurisdictions with tax treaties signed with Chile prior to January 1, 2020, even if such treaties are not in force. This is currently the status of the treaty signed between the United States and Chile. Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: June 5, 2020	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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